
03022990

June 17, 2003


RECEIVED
JUN 2 3 2003
WASH., D.C.
188
SECTION

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

File No. 82-4395

Dear Sirs:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from April 1 2003 to May 31 2003.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

dlw 6/26

Regards,

By: 

Masahiko Oshima
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4460, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM April 1, 2003 TO May 31,2003

A. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statement of Annual Financial Results and Forecast dated May 26, 2003 (English translation attached) (Exhibit A1(a), A1(b), A1(c))

2. Public Announcements (summary English translations attached):

(a) "Revision of Forecasts for Consolidated Earnings and Dividends for Fiscal 2002 Ended March 31, 2003" dated April 4, 2003 (Exhibit A2(a)).
(b) "Notice on Revision of Earnings Forecast For Fiscal Year 2002 for Its Consolidated Subsidiary, The Minato Bank, Limited" dated April 10, 2003 (Exhibit A2(b)).
(c) "Revision of Fiscal Year 2002 Earnings Estimates For Its Consolidated Subsidiary, Sakura KCS Corporation" dated April 18, 2003 (Exhibit A2(c)).
(d) "Notice on Revision of Earnings Forecast For Fiscal Year 2002 for Consolidated Subsidiary, The Bank of Kansai, Ltd." dated April 25, 2003 (Exhibit A2(d)).
(e) "Reduction in Capital Reserve and Earned Surplus Reserve" dated May 26, 2003 (Exhibit A2(e)).
(f) "Management Policy in Fiscal Year 2003" dated May 26, 2003 (Exhibit A2(f)).
(g) "Financial Assistance to Kumagai Gumi Co., Ltd." dated May 26, 2003 (Exhibit A2(g)).
(h) "Change of Representative Directors" dated May 26, 2003 (Exhibit A2(h)).

########

File No. 82-4395
Exhibit A2(a)

平成15年4月4日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）
［問合せ先］　財務部 副部長
境　　康
TEL:03-5512-3411

平成15年3月期連結業績予想及び配当予想の修正について

1．連結業績予想の修正

当社は、昨年10月に金融庁から公表されました「金融再生プログラム」の趣旨を十分踏まえて、来年度以降の業績回復を確実なものとするため、当社及び当社子銀行（三井住友銀行）が抱える財務リスクを大幅に圧縮すべく処理することといたしました。この結果、前回公表しました平成15年3月期連結業績予想を以下のとおり修正いたしますので、お知らせいたします。

（単位：億円）

	経常収益	経常利益	当期純利益
前回予想(平成14年11月)(A)	34,000	2,000	300
今回修正予想 (B)	34,000	▲ 5,300	▲ 4,700
増　減　額 (B－A)	－	▲ 7,300	▲ 5,000

なお、当社単体の業績予想に修正はありません。

2．配当予想の修正（普通株式）

当社は、昨年12月に三井住友銀行の株式移転により新設された後、当社子会社からの中間配当の受領等により、当期末時点において約1,600億円の配当可能利益を確保できる見通しとなりました。また、自助努力による総額約5,000億円に上る資本増強を行い、当社及び当社子銀行の財務基盤・リスク対応力を一層強化いたしました。

しかしながら、当期において、財務リスクを大幅に圧縮すべく処理することにより当社子銀行の純資産が前期比大幅に減少することとなりましたために、当グループ全体の経営安定性確保の観点より社外流出を抑制する必要があると判断し、平成15年３月期末の普通株式１株当たり配当予想について、誠に遺憾ではございますが、以下のとおり減配とさせて頂きたいと存じます。

【平成15年３月期の普通株式１株当たり年間配当予想】　（円）

	期　末	年　間
前回予想（平成14年11月）(A)	4,000	4,000
今回修正予想 (B)	3,000	3,000
増　減　額 (B－A)	▲ 1,000	▲ 1,000

（注）第一種、第二種及び第三種優先株式の配当予想に修正はありません。また、第四種優先株式の配当予想についても、本年１月15日及び２月20日に公表した額に修正はありません。

以　上

資　料

平成15年3月期連結業績予想の修正について

1．財務リスクの大幅な圧縮

米国経済の先行き不透明感が高まる一方、わが国経済においても内需の低迷が続き、株価も不安定かつ不透明な状況が継続しております。

こうした厳しい経済環境の下、当社は本年2月及び3月に自助努力による総額約5,000億円に上る資本増強を行い、当社子銀行の財務基盤・リスク対応力を一層強化いたしました。また、当社及び当社子銀行は以下3つの財務リスクを大幅に圧縮すべく処理することにより、今後の業績回復を確かなものとする地固めを行なう所存です。

(1) 株価変動リスクの大幅軽減

当社子銀行である三井住友銀行とわかしお銀行の合併（合併期日3月17日）により、三井住友銀行が保有する株式等その他有価証券の含み損約▲7,000億円（減損処理後）を処理します。この他、約▲5,000億円の減損処理、約1兆円の保有株式の売り切りによる簿価圧縮により、株価変動リスクは大幅に軽減されます。

なお、これらの結果、本年度末の株式保有簿価は概ね連結TIER1に見合う水準にまで減少する見込みです。

(2) 不良債権処理への備えの強化

当社の業績回復を確実にするためには、不良債権問題から早期に脱却し、不良債権処理コストを巡航速度に戻すことが必要です。

こうした問題意識の下、金融再生プログラム等の趣旨を踏まえて、当社子銀行において、財務的抵抗力の向上を図るために、ＤＣＦ法を含めた引当率の引上げ、債務者の再建進捗に伴うコストの手当など要管理先を含めた要注意先への対応強化等を実施することから、平成15年3月期の不良債権処理見込額を前回公表時（平成14年11月）の7,000億円から1兆700億円に増加させることといたします。

これによりまして、来年度以降の不良債権処理コストは大幅に減少する見通しです。


【平成14年度中間期】
【平成14年度】
(2,663億円)
②約1,500億円
①約1,100億円
[平成14年11月予想]
(7,000億円)
③約1,000億円
②約3,000億円
①約3,000億円
[今回予想]
(1兆700億円)
③約4,700億円
②約3,000億円
①約3,000億円
・ＤＣＦ法適用を含めた要注意先(含む要管理先)に対する引当率の引上げ
・債務者の再建コストへの手当等
要注意先以上からの劣化コスト等
最終処理に伴うオフバランス化関連コスト等

(3) 繰延税金資産の保守的計上

繰延税金資産は、企業の収益力及び存続可能性に裏付けられた回収可能性の高い資産であり、これまで当社は当社子銀行における高い収益力を背景に、ほぼ全額の繰延税金資産を計上してまいりました。しかしながら、ここ数年来の不良債権処理や株価下落により、当社子銀行における繰延税金資産の計上額が増加している状況に鑑み、「主要行の監査に対する監査人の厳正な対応について（平成15年2月日本公認会計士協会）」の趣旨も十分踏まえて、財務の健全性確保の観点から、より一層保守的な対応をいたします。

2. 連結業績予想の修正

上記1のとおり財務リスクを大幅に圧縮すべく処理を行なうことによりまして、当期の連結業績予想を以下のとおり修正いたします。

（単位：億円）

	今回予想(①)	前回予想(②)	増減額 (①－②)
経常収益	34,000	34,000	－
経常利益	▲ 5,300	2,000	▲ 7,300
当期純利益	▲ 4,700	300	▲ 5,000

【参考】

自己資本比率	10%程度	10%程度(*)

(*)平成15年1月28日公表。

なお、当社子銀行である三井住友銀行（単体）の業績については、次のとおり見込んでおります(注)。

（単位：億円）

	今回予想(①)	前回予想(②)	増減額 (①－②)
業務純益（一般貸倒引当前）	11,000	10,800	＋ 200
不良債権処理額	▲ 10,700	▲ 7,000	▲ 3,700
株式等関係損益	▲ 6,300		
うち償却額	▲ 5,300		
経常利益	▲ 6,100	1,250	▲ 7,350
当期純利益	▲ 4,800	300	▲ 5,100

(注)旧三井住友銀行は、平成15年3月17日を期日として旧わかしお銀行と合併し解散しましたので、当期の単体損益計算書には旧三井住友銀行の平成14年4月1日から平成15年3月16日までの業績は反映されませんが、上記は合併解散前のこの期間に対応する旧三井住友銀行の業績予想計数を含めて記載しております。

【参考】（概数）　（単位：億円）

その他有価証券評価損益（減損処理後）	▲ 190
株式等評価差額金	▲ 190

(注)合併による株式等含み損処理後の計数です。

以　上

Revision of Forecasts for Consolidated Earnings and Dividends for Fiscal 2002 Ended March 31, 2003

TOKYO, April 4, 2003 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") announced today its revision of forecasts for consolidated earnings and dividends for the fiscal year ended March 31, 2003 (fiscal 2002) as follows:

1. Revision of Consolidated Earnings Forecast

In compliance with the spirit of the "Program for Financial Revival" published by the Financial Services Agency on October 30, 2002, SMFG has been taking comprehensive actions to substantially reduce the financial risks to SMFG and its subsidiary Sumitomo Mitsui Banking Corporation ("SMBC") in order to ensure a recovery of their earnings in fiscal 2003 and to maintain the momentum thereafter. Consequently, SMFG hereby revises the earnings forecast for the year ended March 31, 2003 that was announced on November 25, 2002:

(Billions of yen)

	Operating Income	Operating Profit (Loss)	Net Income (Loss)
Previous Forecast (Nov. 2002) (A)	3,400	200	30
Revised Forecast (B)	3,400	(530)	(470)
Change (B-A)	-	(730)	(500)

SMFG's nonconsolidated earnings forecast for the year ended March 31, 2003 is not revised.

2. Revision of Dividend Forecast (common stock)

SMFG was established on December 2, 2002, through transfer of SMBC's shares, and received interim dividends from its subsidiaries. Based on such dividends and others, it is expected to have approximately 160 billion yen in distributable profit as of March 31, 2003. Furthermore, SMFG strengthened its and SMBC's financial bases and risk-absorbing capacities by raising approximately 500 billion yen of capital.

Notwithstanding the above, SMBC's stockholders' equity is estimated to show a year-over-year decrease due to aggressive measures to reduce balance-sheet related risks, and SMFG would like to give priority to maintaining sound financial management. Consequently, SMFG regrettably proposes to decrease the year-end cash dividends on common stock as follows:

Forecasted Dividend per Common Share for Fiscal Year ended March 2003

(Yen)

	Year-end	Annual
Previous Forecasts (Nov. 2002) (A)	4,000	4,000
Revised Forecasts (B)	3,000	3,000
Change (B-A)	(1,000)	(1,000)

(Note) There is no revision in the forecasted dividends for type 1, 2, and 3 preferred shares and forecasted dividends for type 4 preferred shares announced on Jan. 15, 2003 and Feb. 20, 2003, respectively.

Revision of Consolidated Financial Forecast for Fiscal 2002 Ended March 31, 2003

1. Reduction of Risks related to Balance Sheet

The outlook for the U.S. economy is increasingly uncertain; and, in Japan, the sluggish domestic demand persists, and the stock market continues to be volatile. Under this severe business environment, SMFG raised approximately 500 billion yen of capital in total in February and March 2003, and strengthened SMBC's financial base and capacity to absorb risks. In addition, SMFG and SMBC will take comprehensive actions to reduce the following three types of financial risks, aiming to ensure the recovery and steady expansion of their earnings in fiscal 2003 and thereafter.

(1) Reduction of Stock Price Fluctuation Risk

Through the merger of SMFG's subsidiaries, SMBC and Wakashio Bank, on March 17, 2003, SMBC's unrealized losses on other securities of about 700 billion yen (after impairment) were completely disposed. In addition, the stock write off and sale of about 500 billion yen and about 1 trillion yen, respectively, will substantially reduce the stock price fluctuation risk. As a result, the book value of stockholdings as of March 31, 2003 is expected to be reduced to the same level as the consolidated Tier I capital.

(2) Strengthening Provisioning for Potential Credit Cost

SMFG and SMBC have been giving priority to the swift resolution of NPL problems and reduction of credit cost to a more normal level in order to ensure the recovery of their earnings. Taking into account the purpose of the "Program for Financial Revival", and in order to improve tolerance for financial stress, SMBC bolstered the provisions for potential credit cost associated with "Borrowers requiring caution" (including "Substandard Borrowers")" by increasing the reserve ratios through application of the DCF method and others, and in preparation for increases in credit cost from progress in restructuring the borrowers' businesses. As a result, SMBC is expected to raise fiscal 2002 credit cost from 700 billion yen (published in November 2002) to 1,070 billion yen. Because of the aforementioned actions, however, SMBC's credit cost is expected to fall significantly in fiscal 2003 and onward.


<First Half of Fiscal 2002>
<Fiscal 2002>
[Revised Forecast]
(1.07 trillion yen)
[Previous Forecast]
published in Nov. 2002
(700 billion yen)
(266.3 billion yen)
(2) Approx.
150 billion yen
(1) Approx.
110 billion yen
(3) Approx.
100 billion yen
(2) Approx.
300 billion yen
(1) Approx.
300 billion yen
(3) Approx.
470 billion yen
(2) Approx.
300 billion yen
(1) Approx.
300 billion yen
• Increase of reserve ratio for "Borrowers requiring caution" (including "Substandard borrowers"), through application of DCF method, etc.
• Provision for cost related to borrowers' restructuring
Credit cost related to deterioration of financial condition of "Borrowers requiring caution" or better.
Credit cost related to "off-balancing"

(3) Conservative Valuation of Deferred Tax Assets

In general, deferred tax assets are highly collectible assets that are backed by company's profitability and possibility to continue as a going-concern. SMFG has been recognizing almost all the deferred tax assets because of SMBC's high profitability. However, from the perspective of maintaining sound financial base, SMFG and SMBC will conservatively recognize their deferred tax assets as deferred tax assets have substantially increased due to disposal of NPL and decline in value of its stockholdings in recent years, and in consideration of "Strict Audit to Major Banks" published by The Japanese Institute of Certified Public Accountants in February 2003.

2. Revision of Consolidated Earnings Forecasts

SMFG revises consolidated earnings forecasts as follows due to its actions to substantially reduce risks related to balance sheet as described above.

(Billions of yen)

	Revised Estimate (1)	Previous Estimate (Published in Nov. 2002) (2)	Change (1) – (2)
Operating Income	3,400	3,400	-
Operating Profit (Loss)	(530)	200	(730)
Net Income (Loss)	(470)	30	(500)

(Reference)

Capital Ratio (BIS Guidelines)	Approx. 10 %	Approx. 10 % (*)

(*) Published on January 28, 2003

Revised forecast for SMBC's Nonconsolidated Earnings for Fiscal 2002 is as follows:

(Billions of yen)

	Revised Estimate (3)	Previous Estimate (Published in Nov. 2002) (4)	Change (3) – (4)
Banking Profit (excluding transfer to general reserve for possible loan losses)	1,100	1,080	20
Credit Cost	1,070	700	370
Losses on Stocks	630		
Impairment of Stocks	530		
Operating Profit (Loss)	(610)	125	(735)
Net Income (Loss)	(480)	30	(510)

(Note) The former SMBC's operations from April 1, 2002 to March 16, 2003 are not included in the nonconsolidated statement of income for the year ended March 31, 2003 because the former SMBC was merged with former Wakashio Bank and dissolved on March 17, 2003. However, the figures above include the former SMBC's operations from April 1, 2002 to March 16, 2003.

(Reference)

Unrealized losses on other securities (after impairment)	Approx. (19)
Amount to be recorded on stockholders' equity	Approx. (19)

平成15年4月10日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社みなと銀行）の平成15年3月期業績予想の修正について

当社の連結子会社である株式会社みなと銀行が、平成14年11月の決算発表時に公表した平成15年3月期（平成14年4月1日～平成15年3月31日）の業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　上

【本件に関するお問合せ先】
広報部　古舘　　　ＴＥＬ：03－5512－2678

平成１５年4月１０日

各　　位

会　社　名　　株式会社　みなと銀行
代表者名　　取締役頭取　西村　忠禧
コード番号　　8543 東証第一部・大証第一部
問合せ先　　執行役員企画部長　竹内健二
(TEL 078-333-3224)

平成１５年3月期 業績予想の修正および
平成１５年3月期末における有価証券評価損について

１．業績予想数値の修正(平成14年4月1日～平成15年3月31日)

【単体】　　(単位：百万円)

	経常収益	経常利益	当期純利益
前回発表予想　(A)	67,000	7,000	2,000
今回修正予想　(B)	69,500	7,500	1,000
増減額　(B)－(A)	2,500	500	△ 1,000
増減率(%)	3.7%	7.1%	△ 50.0%
(参考)前期実績	68,759	2,884	△ 7,287

【連結】　　(単位：百万円)

	経常収益	経常利益	当期純利益
前回発表予想　(A)	73,000	7,000	2,000
今回修正予想　(B)	75,000	5,000	1,700
増減額　(B)－(A)	2,000	△ 2,000	△ 300
増減率(%)	2.7%	△ 28.6%	△ 15.0%
(参考)前期実績	74,230	3,941	△ 6,893

(注)前回発表予想は平成14年11月25日の平成15年3月期中間決算発表時に公表した数値です。

２．修正の理由

法人事業税に外形標準課税制度が導入されることに伴い、繰延税金資産約１０億円の取り崩しが発生し、法人税等調整額が増加するため、当期純利益(単体)は前回予想値(平成14年11月25日発表分)から同額減少する見込みとなりました。

なお、平成15年3月末の自己資本比率(単体)は、9.2%程度を見込んでおります。

３．配当予想

配当につきましては、当初予想のとおり１株当たり２円の期末配当を予定しております。

4．有価証券の評価損処理額

「その他有価証券(財務諸表等規則第8条第21項に規定するその他有価証券をいう)」のうち時価のあるものについては時価法(全部資本直入法)により評価しておりますが、これらの有価証券に係る平成15年3月期末における減損処理額は、次のとおりとなりました。

(単位：百万円)

		金額	比率	
減損処理額	(A)	2,267		
平成14年3月期の純資産額	(B)	75,873	(A)/(B)	3.0%
平成14年3月期の経常利益額	(C)	2,884	(A)/(C)	78.6%
当期純利益額(最近5会計年度の平均)	(D)	1,256	(A)/(D)	180.5%

(注)上記処理額は、「その他有価証券」のうち、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて算出しております。

以上

File No. 82-4395
Exhibit A2(b)
(English Translation)

Notice on Revision of Earnings Forecast For Fiscal Year 2002
for Its Consolidated Subsidiary, The Minato Bank, Limited

TOKYO, April 10, 2003 --- Sumitomo Mitsui Financial Group, Inc. announced today that its consolidated subsidiary, The Minato Bank, Limited, has revised its earnings forecast for the fiscal year 2002 ended March 31, 2003, which was previously published on November 25, 2002 (see Appendix).

(Appendix)

Minato Bank Announces
Revision of Financial Results Forecast for Fiscal Year Ended March 31, 2003, and Impairment of 'Other Securities' as of March 31, 2003

KOBE, Japan, April 10, 2003: The Minato Bank, Limited ("Minato Bank") announces today its revision of financial results forecast for the fiscal year ended March 31, 2003, and the impairment of 'Other Securities' as of March 31.

1. Revision of Financial Result Forecast (Fiscal year ended March 31, 2003)

(Nonconsolidated) (Millions of Yen)

	Total Income	Operating Profit (Loss)	Net Income (Loss)
Previous Forecast (A)	67,000	7,000	2,000
Revised Forecast (B)	69,500	7,500	1,000
Difference (B)−(A)	2,500	500	(1,000)
Percent Change	3.7%	7.1%	(50.0%)
(Ref.) Previous Fiscal Year	68,759	2,884	(7,287)

(Consolidated) (Millions of Yen)

	Total Income	Operating Profit (Loss)	Net Income (Loss)
Previous Forecast (A)	73,000	7,000	2,000
Revised Forecast (B)	75,000	5,000	1,700
Difference (B)−(A)	2,000	(2,000)	(300)
Percent Change	2.7%	(28.6%)	(15.0%)
(Ref.) Previous Fiscal Year	74,230	3,941	(6,893)

(Notes) Previous Forecast was published on November 25, 2002.

2. Reason for Revision

In response to the adoption of a 'factor-based' tax system as part of the Corporate Enterprise Tax, Minato Bank decreased deferred tax assets by 1 billion yen and net income (nonconsolidated) is forecast to decrease by the same amount from the previous forecast, which was published on November 25, 2002, given the increase in the Corporate Enterprise Tax.
BIS capital ratio, on a nonconsolidated basis as of March 31,2003, is estimated to be approximately 9.2%.

3. Dividend Forecast

There is no revision in the forecast dividends per share for the fiscal year ended March 31, 2003.

(Yen)

	Year-end	Annual
Forecast	2	2

4. Impairment of 'Other Securities'

Minato Bank applies the mark-to-market method to marketable 'other securities', which are defined under Article 8-21 of 'Regulations concerning Financial Statements'. Amount to be impaired on marketable 'other securities' as of March 31, 2003 is shown as follows:

(Millions of Yen)

	Amount	%	
Impairment of other securities (A)	2,267		
Stockholders' equity as of March 31,2002 (B)	75,873	(A)/(B)	3.0%
Operating profit for the fiscal year ended March 31, 2002 (C)	2,884	(A)/(C)	78.6%
Net income (Average of current 5 fiscal years) (D)	1,256	(A)/(D)	180.5%

(Notes) Impairment of 'other securities', whose market values are available or rationally computed, such as listed securities and OTC securities, are calculated.

File No. 82-4395
Exhibit A2(c)

平成 15 年 4 月 18 日

各　位

株式会社 三井住友フィナンシャルグループ
(コード番号　８３１６)

当社連結子会社（株式会社さくらケーシーエス）の平成 15 年３月期業績予想の修正について

当社の連結子会社である株式会社さくらケーシーエスが、平成 14 年 11 月 22 日の中間決算発表時に公表した平成 15 年３月期（平成 14 年 4 月 1 日〜平成 15 年 3 月 31 日）の業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

平成 15 年 4 月 18 日

各　　位

会　社　名　株式会社さくらケーシーエス
代表者名　取締役社長　小川　恵三
コード番号　４７６１（大証第二部）
問合せ先　経営企画部長　田中　秀明
TEL（078）391-6571

業績予想の修正に関するお知らせ

最近の業績の動向等を踏まえ、平成14年11月22日の中間決算発表時に公表した業績予想を下記のとおり修正します。

記

1. 平成15年3月期通期業績予想数値の修正（平成14年4月1日～平成15年3月31日）

【連結】　（単位：百万円）

	売上高	経常利益	当期純利益
前回発表予想（A）	25,800	770	300
今回修正予想（B）	24,948	731	90
増減額（B―A）	▲852	▲39	▲210
増減率（%）	▲3.3％	▲5.1%	▲70.0%
前期(平成14年3月期)実績	26,501	887	465

【単体】　（単位：百万円）

	売上高	経常利益	当期純利益
前回発表予想（A）	25,200	720	280
今回修正予想（B）	24,322	649	93
増減額（B―A）	▲878	▲71	▲187
増減率（%）	▲3.5%	▲9.9%	▲66.8%
前期(平成14年3月期)実績	25,845	834	460

２．修正の理由

平成15年3月期は、主要受注先からの効率化要請や投資抑制を見込み、前年同期比減収・減益の予想をたてておりました。しかしながら、金融関連分野における投資抑制や銀行の業務集約、産業関連分野における景気低迷による情報化投資抑制の影響がそれを上回り、売上高は3%強未達となる見通しであります。

また、経費削減の効果も売上減少と競争激化に伴う粗利益率低下の影響をカバーしきれず、経常利益も予想を下回り、さらに、株価下落による投資有価証券評価損等により、当期純利益も予想を下回る見通しであります。

なお、配当については従来の水準（1株当り年10円）を維持する方針であります。

以　上

Sumitomo Mitsui Financial Group Announces
Revision of Fiscal Year 2002 Earnings Estimates
For Its Consolidated Subsidiary, Sakura KCS Corporation

TOKYO, April 18, 2003: Sumitomo Mitsui Financial Group, Inc. ('SMFG') announced today that its consolidated subsidiary, Sakura KCS Corporation, has revised its earnings estimates for the fiscal year 2002 ended March 31, 2003, which were published on November 22, 2002 (see Appendix).

(Appendix)

Sakura KCS Corporation Announces
Revision of Earnings Estimates for Fiscal Year 2002

KOBE, Japan, April 18, 2003: Sakura KCS Corporation ("Sakura KCS") announces today a revision of its earnings estimates for the fiscal year 2002 ended March 31, 2003, which were originally published on November 22, 2002.

1. Revision of earnings estimates (Fiscal year 2002 ended March 31, 2003)

(Consolidated) (Millions of Yen)

	Sales	Operating Profit	Net Income
Previous forecast (A)	25,800	770	300
Revised forecast (B)	24,948	731	90
Difference (B)−(A)	▲852	▲39	▲210
Percent change	▲3.3%	▲5.1%	▲70.0%
(Ref.) Fiscal year 2001	26,501	887	465

(Non-Consolidated) (Millions of Yen)

	Sales	Operating Profit	Net Income
Previous forecast (A)	25,200	720	280
Revised forecast (B)	24,322	649	93
Difference (B)−(A)	▲878	▲71	▲187
Percent change	▲3.5%	▲9.9%	▲66.8%
(Ref.) Fiscal year 2001	25,845	834	460

2. Factors behind the revisions

It is forecasted that there will be a year-on-year decline in revenue and profit for the fiscal year 2002 ended March 31, 2003, owing to the expected requests for greater efficiency and curtailment in investment by major customers. However, as the impact from the curtailment in investment and the consolidation of banking business within finance-related fields and from the curtailment in IT investment caused by economic stagnation within industrial-related fields is expected to exceed the aforementioned, the sales figure is expected to fall short of the target by a little more than 3%.
Although cost reductions have contributed, it is expected that the operating profit will be less than the previous forecast, as a result of the fall in the gross margin rate through the decline in sales and

the increasingly severe competition. Moreover, from additional losses, such as the write-down of our held stocks, it is expected that the net income will be less than the previous forecast.
The dividend will be unchanged from the past level at 10.00 yen per share.

File No. 82-4395
Exhibit A2(d)

平成 15 年 4 月 25 日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社関西銀行）の平成 15 年 3 月期業績予想の修正について

当社の連結子会社である株式会社関西銀行が、平成 14 年 11 月の中間決算発表時に公表した平成 15 年 3 月期（平成 14 年 4 月 1 日～平成 15 年 3 月 31 日）の業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　上

【本件に関するお問い合わせ先】
広報部　古舘　　ＴＥＬ：０３－５５１２－２６７８

平成15年4月25日

各　　位

会社名　株式会社　関西銀行
代表者名　頭　　取　伊藤　忠彦
（コード番号　8545　大証第一部）
問合せ先　財務企画部長　正岡　重哉
電話番号　06-6213-0213（代表）

平成15年3月期の単体業績予想の修正 及び「その他有価証券」の減損処理額<単体>に関するお知らせ

1．単体業績予想の修正

平成15年3月期業績予想について、平成14年11月25日中間決算発表時の業績予想を下記のとおり修正いたします。

(1) 業績予想の修正（平成14年4月1日～平成15年3月31日）

（単位：百万円）

	経常収益	経常利益	当期純利益
前回予想（A）	32,000	3,600	1,700
今回修正（B）	32,500	4,700	2,100
増減額（B－A）	500	1,100	400
増減率　（%）	1.5%	30.5%	23.5%

(2) 修正の理由

前期に引続き住宅ローンを中心とするリテール貸出金が順調に増加していることなどにより、銀行の本業での収益力を示すコア業務純益は、4期連続過去最高益を更新し、110億円を確保する見込みであります。

また、株式市況の低迷を受け有価証券の減損処理が増加したものの、不良債権の回収促進等により償却・引当負担が軽減されたことなどにより、経常利益、当期純利益についても好調に推移し、前回予想比上方修正するものであります。

自己資本比率につきましては、単体自己資本比率は8.5%程度となる見込みであります。

（ご参考）主要計数

（単位：億円）

		平成10年度 実績	平成11年度 実績	平成12年度 実績	平成13年度 実績	平成14年度 見込
コア業務純益		50	87	100	103	110
経常利益		△558	21	59	33	47
当期利益		△456	11	32	14	21
コアROA		0.47%	0.75%	0.87%	0.86%	0.88%
コアROE		17.3%	23.1%	24.9%	24.9%	26.0%
コアOHR		78.1%	65.8%	62.4%	61.5%	59.7%
円・預金残高		9,209	9,567	10,117	10,915	11,138
	うち　個人預金	6,884	6,635	6,690	7,011	7,460
円・貸出金残高		8,823	8,444	8,670	8,916	9,736
	うち　住宅ローン	1,845	1,980	2,235	2,512	2,988

			平成10年度 実績	平成11年度 実績	平成12年度 実績	平成13年度 実績	平成14年度 見込
年増率	円・預金残高		△1.3%	3.8%	5.7%	7.8%	2.0%
		うち　個人預金	4.1%	△3.6%	0.8%	4.7%	6.4%
	円・貸出金残高		△2.3%	△4.2%	2.6%	2.8%	9.1%
		うち　住宅ローン	△0.7%	7.3%	12.8%	12.3%	18.9%

2．「その他有価証券」の減損処理額＜単体＞

当行では、「その他有価証券（財務諸表等規則第８条第２１項に規定するその他有価証券をいう）」のうち時価があるものについては時価法（全部資本直入法）により評価しておりますが、これらの有価証券に係る平成15年3月末における減損処理額は、次のとおりとなりました。

減損処理額 ＜単体＞

（A）減損処理額	1,298 百万円
（B）平成１４年３月期の純資産額 （A/B×100）	40,877 百万円 (3.1%)
（C）平成１４年３月期の経常利益額 （A/C×100）	3,398 百万円 (38.1%)
（D）平成１４年３月期の当期純利益額 （A/D×100）	1,452 百万円 (89.3%)

(注) 上記減損処理額は、「その他有価証券」のうち、上場有価証券と店頭売買有価証券等、時価が 合理的に算定可能なものについて算出しております。

(ご参考)「その他有価証券」の評価損益 ＜単体＞

その他有価証券評価損益(減損処理後)	▲807 百万円
評価差額金(税効果後)	▲480 百万円

以　上

Notice on Revision of Earnings Forecast For Fiscal Year 2002
for Consolidated Subsidiary, The Bank of Kansai, Ltd.

TOKYO, April 25, 2003 --- Sumitomo Mitsui Financial Group, Inc. announced today that its consolidated subsidiary, The Bank of Kansai, Ltd., has revised its earnings forecast for the fiscal year 2002 ended March 31, 2003, which was previously published on November 25, 2002 (see Appendix).

(Appendix)

The Bank of Kansai, Ltd. Announces
Revision of Financial Results Forecast for Fiscal Year Ended March 31, 2003, and Impairment of 'Other Securities' as of March 31, 2003

OSAKA, Japan, April 25, 2003: The Bank of Kansai, Ltd. announces today its revision of financial results forecast for the fiscal year ended March 31, 2003, and the impairment of 'Other Securities' as of March 31.

1. Revision of Financial Result Forecast (Fiscal year ended March 31, 2003)

(Nonconsolidated) (Millions of Yen)

	Total Income	Operating Profit (Loss)	Net Income (Loss)
Previous Forecast (A)	32,000	3,600	1,700
Revised Forecast (B)	32,500	4,700	2,100
Difference (B)−(A)	500	1,100	400
Percent Change	1.5%	30.5%	23.5%

(Notes) Previous Forecast was published on November 25, 2002.

2. Reason for Revision

The core banking profit is expected to hit a record high for the fourth consecutive fiscal year of ¥11,000 million in the fiscal 2002 thanks to a steady increase in loans to consumers centered on housing loans.
Despite the increase in the amount of impairment of securities due to a sharp drop in the stock market, the forecasts for the operating profit and the net income were revised upward as a result of a decrease in credit cost due to accelerated collection of non-performing loans.
Non-consolidated capital ratio is expected to be approximately 8.5%.

(Reference: Major indicators)

(Billions of Yen)

Year ended March 31	1999 Actual	2000 Actual	2001 Actual	2002 Actual	2003 Estimate
Core Banking Profit	5.0	8.7	10.0	10.3	11.0
Operating Profit(loss)	(55.8)	2.1	5.9	3.3	4.7
Net Income(loss)	(45.6)	1.1	3.2	1.4	2.1
Core ROA	0.47%	0.75%	0.87%	0.86%	0.88%
Core ROE	17.3%	23.1%	24.9%	24.9%	26.0%
Core OHR	78.1%	65.8%	62.4%	61.5%	59.7%
Yen Deposits	920.9	956.7	1,011.7	1,091.5	1,113.8
Of which, Individuals' Deposits	688.4	663.5	669.0	701.1	746.0
Yen Loans	882.3	844.4	867.0	891.6	973.6
Of which, Housing Loans	184.5	198.0	223.5	251.2	298.8
(Year-on-year Change)					
Yen Deposits	(1.3%)	3.8%	5.7%	7.8%	2.0%
Of which, Individuals' Deposits	4.1%	(3.6%)	0.8%	4.7%	6.4%
Yen Loans	(2.3%)	(4.2%)	2.6%	2.8%	9.1%
Of which, Housing Loans	(0.7%)	7.3%	12.8%	12.3%	18.9%

3. Impairment of 'Other Securities'

The Bank of Kansai applies the mark-to-market method to marketable 'other securities', which are defined under Article 8-21 of 'Regulations concerning Financial Statements'. Amount to be impaired on marketable 'other securities' as of March 31, 2003 is shown as follows:

(Millions of Yen)

	Amount	%	
Impairment of other securities (A)	1,298		
Stockholders' equity as of March 31,2002 (B)	40,877	(A)/(B)	3.1%
Operating profit for the fiscal year ended March 31, 2002 (C)	3,398	(A)/(C)	38.1%
Net income for the fiscal year ended March 31, 2002 (D)	1,452	(A)/(D)	89.3%

(Notes) Impairment of 'other securities', whose market values are available or rationally computed, such as listed securities and OTC securities, are calculated.

(Reference: Unrealized Losses on Securities after Impairment)

(Millions of yen)

	March 31, 2003
Unrealized Losses	807
Amount to be stated on stockholders' equity (59%)	480

File No. 82-4395
Exhibit A2(e)

平成 15 年 5 月 26 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

資本準備金及び利益準備金減少に関するお知らせ

当社は、平成 15 年 5 月 26 日開催の取締役会において、平成 15 年 6 月 27 日に開催を予定している定時株主総会に、下記のとおり資本準備金及び利益準備金減少について付議することを決議いたしましたのでお知らせいたします。

記

１．資本準備金及び利益準備金減少の目的

当社子会社が保有する当社株式の取得のための財源確保等、今後の財務戦略上の柔軟性及び機動性を確保すること等を目的としております。

２．資本準備金及び利益準備金減少の要領

商法第２８９条第２項の規定に基づき、資本準備金を減少しその他資本剰余金に、利益準備金を減少し未処分利益にそれぞれ振り替えることといたします。

それぞれの減少額は次のとおりであります。

（百万円、単位未満四捨五入）

	減少前	減少額	減少後
資本準備金	1, 747, 267	499, 504	1, 247, 763
利益準備金	496	496	－
計	1, 747, 763	500, 000	1, 247, 763

（ご参考）資本金1, 247, 650百万円

３．資本準備金及び利益準備金減少の日程

（１）取締役会決議日：平成 15 年 5 月 26 日（月）

（２）株主総会決議日：平成 15 年 6 月 27 日（金）（予定）

その他、効力発生日については、債権者異議申出期間経過後の平成 15 年 8 月上旬を予定しております。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

Reduction in Capital Reserve and Earned Surplus Reserve

TOKYO, May 26, 2003 --- Sumitomo Mitsui Financial Group, Inc. ('SMFG') announced today that the Board of Directors has resolved to propose a reduction in capital reserve and earned surplus reserve at the ordinary general meeting of shareholders to be held on June 27, 2003 as follows:

1. Purpose:

SMFG intends to ensure the flexibility of its financial strategy, such as securing the source for purchasing treasury stocks of its subsidiaries.

2. Method:

Pursuant to Clause 2 of Article 289 of the Commercial Code of Japan, SMFG will transfer 499,504 million yen of 'Capital reserve' and 496 million yen of 'Earned surplus reserve' to 'Other capital surplus' and 'Unappropriated retained earnings,' respectively.

(Millions of yen)

	Before Reduction	Amount of Reduction	After Reduction
Capital reserve	1,747,267	499,504	1,247,763
Earned surplus reserve	496	496	-
Total	1,747,763	500,000	1,247,763

(Reference) Capital stock: 1,247,650 million yen

3. Schedule:

(1) Date of resolution at the meeting of the Board of Directors: May 26, 2003

(2) Date of resolution at ordinary general meeting of shareholders: June 27, 2003 (schedule)

The reduction is scheduled to come into force in early August 2003 following the termination of the period for creditors to assert any objections.

平成15年度の経営方針について

15年5月26日

三井住友フィナンシャルグループ



SMFG SUMITOMO MITSUI FINANCIAL GROUP

本資料には、将来の業績に関する記述が含まれています。こうした記述は将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意ください。

15年度経営方針


SMFG

今後2年間で、以下3点を実現。

- バランスシートのクリーンアップ → 不良債権比率半減／保有株式：更に圧縮
- 収益性の高いビジネスモデルの確立 → 業務純益1兆円体制確立
- ボトムライン収益の確保・拡大 → 15年度：1,000億円　以降大幅に拡大

三井住友銀行

不良債権

- 今後2年間（15-16年度）で不良債権比率を半減
- クレジットコストを抑制


億円
不良債権残高（左目盛）
クレジットコスト（右目盛）
計画
13年度
14年度
15年度
16年度

不良債権比率　8.9%　8.4%　6%程度　4%程度

保有株式

保有株式を更に圧縮し、株価変動リスクを削減


億円
倍
取得原価
時価
取得原価／Tier I
計画
13/4
14/3
15/3

（注1）保有株式は、「その他有価証券」の上場・店頭株式（SMBC単体）
（注2）Tier I は、13/4（合併処理後・概数）及び14/3はSMBC連結、15/3はSMFG連結

業務純益

- 業務純益1兆円体制確立
- このために、マーケティング部門の業務純益を、今後2年間で大幅に拡大


億円
業務純益
うちマーケティング部門
計画
13年度
14年度
15年度

SMBCアセットクオリティ改善

不良債権残高の大幅削減



SMFG

不良債権残高

15年度計画

- 金融再生法開示債権：　3兆9,000億円
- 不良債権比率：　6%程度

16年度計画

- 金融再生法開示債権：　2兆5,000億円程度
- 不良債権比率：　4%程度

クレジットコスト

15年度予想　6,500億円



不良債権残高の削減 （金融再生法開示債権）
億円
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
要管理債権
危険債権
破産更生等債権
5兆9,000億円
5兆2,613億円
3兆9,000億円
2兆5,000億円程度
14/3
15/3
16/3
17/3
不良債権比率
8.9%
8.4%
6%程度
4%程度



クレジットコストの抑制
(億円)
億円
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
その他
劣化コスト等
オフバランス化コスト
15,431
約4,700 *
約3,000
約3,000
4,000
2,500
* ・DCF法適用を含めた要注意先（要管理先を含む）に対する引当率の引上げ
・債務者の再建コストへの手当て
13年度
14年度
15年度
16年度

基本アプローチ

収益増強に向けた基本アプローチ

粗利益： 取るべきリスクの明確化と収益性の高いビジネスモデルの確立
経費　： ローコスト・オペレーションの徹底

法人取引

貸出ビジネスを中心としたビジネスモデルの変革

- 「質を伴ったボリューム増強による業務改革の進展」
  "審査改革" "リスクテイク商品の拡充"
- 市場型間接金融、投資銀行業務の強化

個人取引

新たなビジネスモデルの確立と競争優位にあるビジネスでの攻勢強化

- コンサルティング事業（投信・投資型年金販売）
- ローン事業

ローコスト・オペレーション

更なる合理化を通じた経費削減の推進

- 年間経費6,000億円体制の1年前倒し達成

業務純益1兆円体制の確立

SMFG

(注)14年実績、15年計画は新SMBCベース


業務純益・経費の推移
億円
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
業務純益
経費
業務純益：3年連続1兆円以上
6,331
6,706
7,029
8,031
11,834
11,136
10,000
8,086
7,789
7,276
7,001
6,701
6,470
6,000
9年度
10年度
11年度
12年度
13年度
14年度
15年度 (計画)
業務粗利益
業務純益
経　費

億円

	13年度	14年度	15年度(計画)
非金利収益*	2,710	3,516	3,600
マーケティング部門粗利益に占める比率	24%	31%	30%台

＊役務取引等利益＋デリバティブ販売関連収益等

経費率**

9年度	10年度	11年度	12年度	13年度	14年度	15年度(計画)
56.1%	53.7%	50.7%	46.6%	36.2%	36.7%	37.5%

＊＊経費／業務粗利益

収益力増強

…合理化の推進

経費削減が順調に進捗

…行分(店舗:34店、従業員:623人、経費81億円)を除くベース

…統合完了 → 店舗の大幅削減

…店体制構築概ね完了


合併
735
696
653
578
564
403
11/3
12/3
13/3
14/3
15/3
16/3

共同店舗(2カ店)勘案後401カ店

…通り削減が進捗

(14/3比△1,626人)


合併
631
31,325
29,298
27,142
25,027
23,401
12/3
13/3
14/3
16/3
17/3

…実績: △312億円

15年度: 一段の合理化を通じた経費の追加削減

＊下記は14年度実績および以降の計画は新SMBCベース

年間経費6,000億円体制の1年前倒し達成


億円
8,500
8,000
7,500
7,000
6,500
6,000
5,500
5,000
当初健全化計画
14/7見直し計画
実績
8,086
7,280
7,150
6,900
6,800
6,701
6,500
6,250
6,000
6,470
6,000
(計画)
1年前倒し
既存経費は更に圧縮
戦略分野への投入拡大
9年度
13年度
14年度
15年度
16年度

<主要施策>

- 人件費の圧縮
- 情報システム部門の新体制移行に伴う効率化推進
- 店舗運営・事務運営の効率化
- 資材調達の見直し

15年度経費削減計画: △470億円

Management Policy in Fiscal Year 2003

May 26, 2003



SMFG SUMITOMO MITSUI FINANCIAL GROUP

File No. 82-4395
Exhibit A2(f)
(English Translation)

Management policy in FY2003


SMFG

SMFG will achieve 3 goals within two years:

- Reinforce balance sheet → -Cut problem asset ratio by half
  -Further reduce stockholdings
- Establish highly-profitable business models → Establish earnings structure to ensure banking profit of JPY 1 trillion
- Secure and expand net income → JPY 100 bil. in FY2003, grow substantially thereafter

SMBC

Problem assets

- Cut problem asset ratio by half within two years (FY03-04)
- Reduce credit costs

Stock holdings

- Reduce exposure to stock price fluctuation risk through further reduction of stockholdings

Banking profit

- Establish earnings structure to ensure banking profit of JPY 1 trillion
- Boost Marketing Units' banking profit in the next two years


(Billions of yen)
(Billions of yen)
Problem Assets
Credit costs
Plan
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
FY2001
FY2002
FY2003
FY2004
Problem asset ratio:
8.9%
8.4%
approx. 6%
approx. 4%


(Billions of yen)
(Times)
Acquisition cost
Market value
Acquisition cost/Tier1
Plan
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Apr.2001
Mar.2002
Mar.2003

* Figures of listed stocks and over-the-counter stocks (SMBC non-consolidated)
** Tier 1 Capital figures are after-merger basis in round number for Apr. 2001, SMBC consolidated basis for Mar. 2002, SMFG consolidated basis for Mar. 2003.


(Billions of yen)
Banking profit
Marketing Units' banking profit
Plan
1,400
1,200
1,000
800
600
400
200
0
FY2001
FY2002
FY2003

Drastic reduction of problem assets


SMFG

Balance of problem assets*

*based on Financial Reconstruction Law

FY2003 Plan

- Problem assets : JPY 3,900 billion
- Problem asset ratio: approx. 6%

FY2004 Plan

- Problem assets : approx. JPY 2,500 billion
- Problem asset ratio: approx. 4%


Reduction of Problem Assets
(Billions of yen)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Substandard Loans
Doubtful Assets
Bankrupt and Quasi-Bankrupt Assets
5,900
5,261.3
3,900
Approx. 2,500
02/3
03/3
04/3
05/3
Problem asset ratio:
8.9%
8.4%
approx. 6%
approx. 4%

Credit costs

FY2003 Estimate JPY 650 billion


Reduction of Credit Costs
(Billions of yen)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Others
Costs related to deterioration of borrowers' financial condition, etc.
Costs related to off-balancing
1,543.1
approx. 470.0 *
approx. 300.0
approx. 300.0
400.0
250.0
* •Increase of reserve ratio for "Borrowers Requiring Caution" (including "Substandard Borrowers") through application of DCF method, etc.
•Provision for cost related to borrowers' restructuring
FY01
FY02
FY03
FY04

Basic approaches


SMFG

Basic approaches toward enhancement of profitability

Gross Banking Profit : Clarify risks to be taken
Establish highly-profitable business models

Expense : Thoroughly implement low-cost operations

Corporate Banking Business

Major revision of business models focusing on lending business

- Progress of "Business Reform" through increase in loans with better risk-return profile by: "Reform of credit approval system", and "Expansion of better risk-return loan products"
- Enhancement of "Debt capital market business" and investment banking business

Consumer Banking Business

Establishment of new business models, and enhancement of competitive edge

- Consulting Business (Sales of investment trusts and pension type insurance)
- Loan Business

Low-Cost Operations

Cost reduction through further rationalization

- Establishment of cost structure with annual expense of JPY 600 billion a year ahead of the original plan

Establishment of earnings structure to ensure JPY 1 trillion banking profit


SMFG

(Note) Figures for FY02 and FY03 are for the new SMBC


Banking Profit / Expense
Banking Profit: JPY 1 trillion and over for 3 consecutive years
(Billions of yen)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Banking Profit
Expense
633.1
670.6
702.9
803.1
1,183.4
1,113.6
1,000.0
808.6
778.9
727.6
700.1
670.1
647.0
6,00.0
FY97
FY98
FY99
FY00
FY01
FY02
FY03 (Plan)
Gross Banking Profit
Banking Profit
Expense

	FY01	FY02	FY03 (Plan)
Non-interest income*	**271.0**	**351.6**	**360.0**
As % of Marketing Units' gross banking profit	24%	31%	30% level

* Net fees and commissions + Profits from sales of derivative products, etc

Overhead ratio**

FY97	FY98	FY99	FY00	FY01	FY02	FY03 (Plan)
56.1%	53.7%	50.7%	46.6%	36.2%	36.7%	37.5%

* * Expense / Gross Banking Profit

Enhancement of SMBC's profitability

Promotion of further rationalization


SMFG

FY02: Progress in cost reduction



* Figures below exclude those for the former Wakashio Bank (34 branches, 623 employees and JPY8.1 billion in expense)

Number of domestic branches:

Completion of systems integration
→ extensive integration of branch network

Establishment of "400-branch structure" mostly completed


800
750
700
650
600
550
500
450
400
350
300
747
735
696
653
578
564
403
Merger
97/3
98/3
99/3
00/3
01/3
02/3
03/3
04/3

401 when excluding 2 joint-branches

Number of employees:

Reduction progressing according to plan
(reduction of 1,626 employees compared with 02/3)


36,000
34,000
32,000
30,000
28,000
26,000
24,000
22,000
20,000
34,296
32,531
31,325
29,298
27,142
25,027
23,401
Merger
97/3
98/3
99/3
00/3
01/3
02/3
03/3
05/3

Cost reduction in FY02 (result): JPY 31.2 bil.

FY03: Additional cost reduction through further rationalization

* Figures below for FY02 and after are those for the new SMBC

A year ahead in achievement of "JPY 600 billion annual cost structure"


(Billions of yen)
850
800
750
700
650
600
550
500
*The Plan for Strengthening the Financial Base
The Plan* - original
The Plan* - revised in July 2002
Result
808.6
728.0
715.0
690.0
680.0
670.1
650.0
647.0
625.0
600.0
600
(Plan)
A year ahead of the original plan
Further cost reduction and investment to strategic areas
FY97
FY01
FY02
FY03
FY04

<Major actions>

- Reduction of personnel expenses
- Rationalization under new structure for IT systems management
- Rationalization of branch operations and administration
- Improvement in procurement activities

Cost reduction in FY03 (target): JPY 47.0 bil.

平成15年5月26日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

株式会社熊谷組に対する金融支援について

当社の子会社株式会社三井住友銀行は、同行取引先である株式会社熊谷組より提示された「経営構造改革３ヵ年計画」による同社からの支援要請に基づき、下記の金融支援を行う方針を決定しましたので、お知らせ致します。

記

１．金融支援の内容
- 同社向け貸出金　２，５６２億円の債権放棄
- 同社発行株式　　　２０６億円の取得

２．業績の見通し
当社が本日発表しております平成15年度業績予想に影響はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

Sumitomo Mitsui Financial Group Announces Financial Assistance to Kumagai Gumi Co., Ltd.

TOKYO, May 26, 2003 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) announced today that its subsidiary, Sumitomo Mitsui Banking Corporation has decided to provide the financial assistance at the request of Kumagai Gumi Co., Ltd. based on its "Business Revitalization Plan – 3-year Structural Reform".

1. Financial Assistance
   - Debt forgiveness of 256,200 million yen
   - Acquisition of new shares of 20,600 million yen

2. Impact on SMFG's performance
   Earnings forecast for the year ending March 31,2004 that is published today is not revised.

平成 15 年 5 月 26 日

各　　位

株式会社 三井住友フィナンシャルグループ
（コード番号 ８３１６）

代表取締役異動のお知らせ

当社専務取締役（代表取締役）奥　正之は、6 月 27 日付で退任いたします。
同氏は、平成 15 年 6 月 27 日に 株式会社 三井住友銀行　副頭取（代表取締役）兼副頭取
執行役員に就任の予定であります。

株式会社 三井住友銀行 常務執行役員 石田　浩二は、6 月 26 日付で同行執行役員を辞任し、
平成 15 年 6 月 27 日に当社 常務取締役（代表取締役）に就任の予定であります。

以　　上

Change of Representative Directors

TOKYO, May 26, 2003 --- Sumitomo Mitsui Financial Group, Inc. announced today the change of representative directors as follows:

Masayuki Oku (Senior Managing Director, Representative) will resign on June 27, 2003. He will be appointed as Deputy President (Representative) of Sumitomo Mitsui Banking Corporation on June 27, 2003.

Koji Ishida (Managing Director) of Sumitomo Mitsui Banking Corporation will resign on May 26, 2003. He will be appointed as Managing Director (Representative) of Sumitomo Mitsui Financial Group, Inc. on June 27, 2003.

Exhibit A1(a)

平成15年 3月期　決算短信(連結)

平成15年5月26日

上場会社名　株式会社 三井住友フィナンシャルグループ　上場取引所　東証・大証・名証
コード番号　8316　本社所在都道府県　東京都
(URL http://www.smfg.co.jp)
代表者　取締役社長 西川善文
問合せ先責任者　財務部副部長 境 康
決算取締役会開催日　平成15年5月26日　TEL (03)5512-3411
米国会計基準採用の有無　無　特定取引勘定設置の有無　有

1. 平成15年3月期の連結業績 (平成14年4月1日～平成15年3月31日)
(1) 連結経営成績

(注) 記載金額は百万円未満を切り捨てて表示しております。

	経常収益		経常利益		当期純利益	
	百万円	%	百万円	%	百万円	%
平成15年3月期	3,506,386	(－)	△ 515,749	(－)	△ 465,359	(－)
平成14年3月期	―――	(－)	―――	(－)	―――	(－)

	1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	経常収益経常利益率
	円 銭	円 銭	%	%	%
平成15年3月期	△ 84,324 99	―――	△ 43.0	△ 0.5	△ 14.7
平成14年3月期	―――	―――	―――	―――	―――

(注) ① 持分法投資損益　平成15年3月期　5,718 百万円
② 期中平均株式数(連結)　平成15年3月期　5,707,451 株
③ 会計処理の方法の変更　無
④ 経常収益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2) 連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本	連結自己資本比率(第一基準)
	百万円	百万円	%	円 銭	%
平成15年3月期	104,607,449	2,424,074	2.3	106,577 05	[速報値] 10.10
平成14年3月期	―――	―――	―	―――	―――

(注) 期末発行済株式数(連結)　平成15年3月期　5,740,942 株

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
平成15年3月期	5,443,200	△ 4,623,917	△ 43,919	2,900,991
平成14年3月期	―――	―――	―――	―――

(4) 連結範囲及び持分法の適用に関する事項

連結子会社数　170 社　持分法適用の非連結子会社数　4 社　持分法適用の関連会社数　43 社

2. 平成16年3月期の連結業績予想(平成15年4月1日～平成16年3月31日)

	経常収益	経常利益	当期純利益
	百万円	百万円	百万円
中間期	1,650,000	170,000	80,000
通期	3,300,000	320,000	150,000

(参考) 1株当たり予想当期純利益(通期)　21,069 円 80 銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意ください。

○期中平均株式数（連結）

	平成15年3月期
普通株式	5,707,451株
第一種優先株式（第1回第一種優先株式）	67,000株
第二種優先株式（第2回第一種優先株式）	100,000株
第三種優先株式（第5種優先株式）	800,000株
第1-12回第四種優先株式	7,138株
第13回第四種優先株式	6,301株

（注）1. 当社設立前の旧三井住友銀行の株式数（株式移転比率調整後）を通算した、年間ベースの平均株式数であります。

2. （　）内は旧三井住友銀行における優先株式の名称であります。

○期末発行済株式数（連結）

	平成15年3月期
普通株式	5,740,942株
第一種優先株式	67,000株
第二種優先株式	100,000株
第三種優先株式	800,000株
第1-12回第四種優先株式	50,100株
第13回第四種優先株式	115,000株

【参考】

○株主資本当期純利益率

$$\frac{\text{当期純利益}-\text{優先株式配当金総額}}{\{(\text{期首株主資本}-\text{期首発行済優先株式数}\times\text{発行価額})+(\text{期末株主資本}-\text{期末発行済優先株式数}\times\text{発行価額})\}\div 2}\times 100$$

○1株当たり予想当期純利益

$$\frac{\text{予想当期純利益}-\text{予想優先株式配当金総額}}{\text{期末発行済普通株式数（自己株式を除く）}}$$

Ⅰ．企業集団の状況

当社は、平成１４年１２月２日に旧株式会社三井住友銀行により、同行の持株会社（単独完全親会社）として、株式移転制度を利用して設立されました。
当社グループ（当社および当社の関係会社）は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

グループ会社のうち連結子会社は１７０社、持分法適用会社は４７社であります。

（□は連結子会社、○は持分法適用会社。）

株式会社三井住友フィナンシャルグループ

銀行業

主な関係会社
＜国内＞
□株式会社三井住友銀行
□株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社関西銀行（大阪証券取引所市場第一部上場）
□株式会社ジャパンネット銀行（インターネット専業銀行）
□エスエムビーシー信用保証株式会社（信用保証業務）

＜海外＞
□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia

リース業

主な関係会社
＜国内＞
□三井住友銀リース株式会社
□三井住友銀オートリース株式会社

＜海外＞
□SMBC Leasing and Finance, Inc.

その他事業

主な関係会社
＜国内＞
□三井住友カード株式会社（クレジットカード業務）
□さくらカード株式会社（クレジットカード業務）
□アットローン株式会社（個人向けローン業務）
□エスエムビーシーキャピタル株式会社（ベンチャーキャピタル業務）
□エスエムビーシーコンサルティング株式会社（情報提供サービス業務）
□エスエムビーシーファイナンス株式会社（融資業務、ファクタリング業務）（注1）
□株式会社三井ファイナンスサービス（集金代行業務）（注1）
□フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
□さくらフレンド証券株式会社（東京・大阪・名古屋各証券取引所市場第一部上場）（証券業務）（注2）
□明光ナショナル証券株式会社（東京・大阪・名古屋各証券取引所市場第一部上場）（証券業務）（注2）
□株式会社日本総合研究所（シンクタンク業務、システム開発・情報処理業務、コンサルティング業務）
□株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
□さくら情報システム株式会社（システム開発・情報処理業務）

○大和証券エスエムビーシー株式会社（ホールセール証券業務）
○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
○ﾃﾞｨｰｴﾙｼﾞｪｲﾃﾞｨﾚｸﾄ･ｴｽｴﾌｼﾞｰ証券株式会社（証券の電子金融取引業務）
○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）
○株式会社クオーク（金銭債権買取業務）

＜海外＞
□SMBC Capital Markets, Inc.（投融資業務、スワップ業務）
□SMBC Capital Markets Limited（スワップ業務）
□Sumitomo Mitsui Finance Australia Limited（金融業務）

（注1）エスエムビーシーファイナンス株式会社と株式会社三井ファイナンスサービス及びさくらファイナンスサービス株式会社は、平成15年4月1日に合併いたしました。（新会社名：ＳＭＢＣファイナンスサービス株式会社）
（注2）さくらフレンド証券株式会社と明光ナショナル証券株式会社は、平成15年4月1日に合併いたしました。（新会社名：ＳＭＢＣフレンド証券株式会社）

Ⅱ．経営方針

1．経営の基本方針、経営戦略

当社は、最適グループ経営の実現と戦略的事業の抜本的強化を柱とした「グループ経営改革」の枠組み構築の一環として、昨年１２月に株式移転により旧株式会社三井住友銀行の持株会社として設立されました。今後とも改革を押し進め、グループの収益力の飛躍的な向上と財務体質の強化に取り組んでまいります。

平成 14 年度は、保有株式、不良債権に係る財務リスクを大幅に圧縮すべくバランスシートのクリーンアップを進めるとともに、資本増強を通じて、財務基盤・リスク対応力を一層強化しました。保有株式については、価格変動リスクを削減するために１兆円を超える売切りを実施するとともに、旧株式会社三井住友銀行と旧株式会社わかしお銀行との合併差益を活用して含み損の処理を行いました。不良債権処理については、問題企業の再生・最終処理を集中して行う戦略金融部門を新設したほか、「金融再生プログラム」の趣旨を踏まえて、不良債権処理への備えを強化しました。また、不透明な環境下、一層のストレスシナリオにも十分対応し得るバッファーを確保しバランスシートのクリーンアップを更に進めるべく、優先株の発行による資本増強を実施いたしました。

今年度は、業績回復に向け、強化された財務基盤をベースに、株式会社三井住友銀行においては、高い収益力を一層向上させ、コストコントロール能力を更に高めながら、バランスシートのクリーンアップを昨年度以上に加速させていく所存です。株式会社三井住友銀行以外の 3 社(三井住友カード株式会社、三井住友銀リース株式会社、株式会社日本総合研究所)においても、戦略事業を担う有力グループ会社として収益最大化に取り組みます。これらを実施することにより、当社は「複合金融グループ」としてグループ全体の企業価値を高めてまいります。

2．利益配分に関する基本方針

当社は、銀行持株会社としての公共性に鑑み、健全経営確保の観点から、当社グループ全体の内部留保の充実に留意しつつ、グローバルスタンダードに基づく株主重視の考え方に則った利益配分を行う方針であります。

3．対処すべき課題

わが国金融機関を取り巻く経済環境は一段と厳しさを増しておりますが、当社は、変化に対応できる強靭な経営体質と財務基盤を構築することを喫緊の課題と位置づけ、次の点に注力してまいります。

第一に、バランスシートのクリーンアップを一層加速させてまいります。株式会社三井住友銀行においては、まず貸出ポートフォリオについて、当期に、要管理先を含めた要注意先への対応強化等を実施し、多額の不良債権処理を行いましたが、今後２年間で確実に不良債権比率を半減させるべく、昨年 12 月に設置しました戦略金融部門を中心として、問題債権先の再生・最終処理を一段と加速させ、不良債権問題からの早期脱却をより確実なものにしてまいります。また株式ポートフォリオについては、当期には、合併差益を活用した含み損の処理や減損処理に加え、売切りによって簿価を大きく圧縮いたしましたが、引き続き株価変動リスクの削減を進めてまいります。

第二に、収益体質の抜本的強化に向けた取り組みを加速させるとともに、更なる経費削減に取り組んでまいります。株式会社三井住友銀行において、引き続き利鞘改善や中小企業向けを中心としたリスクテイク型融資に注力し、貸出ポートフォリオにおけるリスク・リターンの適正化を図ることをはじめ、市場型間接金融や個人向けコンサルティング営業など、収益力の増強に向けた施策を推進し、邦銀中トップの収益力を一層強化してまいります。経費については、人員の削減や店舗統廃合・システム集約のほか、追加的な施策を導入し、一段の削減を、当初計画比前倒しで実現してまいります。

また、三井住友カード株式会社、三井住友銀リース株式会社、株式会社日本総合研究所においては、3社それぞれが、株式会社三井住友銀行をはじめとするグループ会社との協働を図りながら、各々の業界におけるトッププレイヤーを目指して収益力の抜本的強化を図ってまいります。

当社では、こうした取り組みの成果を早期に、具体的実績としてお示しすることで、市場の総合的な評価の向上を実現する所存です。

4．コーポレート・ガバナンスに関する基本的な考え方及びその施策の実施状況

当社では監査役制度を採用しており、監査役５名のうち３名が社外監査役ですが、経営の透明性と健全性を高めるためには、社外の方々のご意見を経営に反映させていくことが重要であると考えており、社外取締役も選任しています。

取締役会は、社外取締役２名を含む８名の取締役で構成されており、その内部に、当社グループ全体のリスク管理やコンプライアンスに関する事項を審議する「リスク管理委員会」のほか、「報酬委員会」および「人事委員会」という３つの委員会を設けて、業務執行を監督する機能を補完しています。それぞれ公認会計士、弁護士である２名の社外取締役には、３委員会すべての委員（報酬委員会については委員長を含む）に就任いただいており、業務の執行から離れた客観的な立場での審議が可能な体制としています。

一方、グループ全体の業務執行および経営管理に関する最高意思決定機関として、取締役社長が主宰する「グループ経営会議」を設置しており、同会議は取締役社長の指名する役員によって構成されます。業務執行上の重要事項等については、グループ経営会議を構成する役員間で協議を行った上で、取締役社長がその採否を決定しています。また、当社およびグループ各社の経営レベルで、グループ各社の業務計画に関する事項について意見交換・協議・報告する場として、「グループ戦略会議」を設けています。

Ⅲ．経営成績及び財政状態

1．当連結会計年度の概況

（注）以下の増減の基準となる前連結会計年度の計数は、旧三井住友銀行の平成14年3月期の計数であります。

（1）損益

当連結会計年度は、経営全般にわたる効率化と経営体質の強化に努めてきたことに加え、経費構造の改善にも積極的に取り組み、収益力の強化を図ってきました。

一方で、株価低迷による株式関係損益の悪化等に加え、引続き不良債権処理を進めたことなどから、経常損失は5，157億円、特別損益等を勘案した当期純損失は4，653億円となりました。

尚、経常収益は前連結会計年度対比7．2％減の3兆5，063億円、経常費用は同7．8％減の4兆221億円となっております。

（2）業容

預金は前連結会計年度末対比2兆549億円減少して62兆9，310億円となり、譲渡性預金は同1兆8，090億円減少して4兆8，530億円となりました。

一方、貸出金は、同2兆5，626億円減少し、61兆829億円となりました。

総資産は、同3兆3，975億円減少し、104兆6，074億円となりました。

（3）純資産

当社設立後に4，953億円の増資を実施致しましたが、その他有価証券の含み損処理や株式関係損益の悪化を主因とした当期純損失の計上等の結果、当連結会計年度末の純資産額は前連結会計年度末対比4，885億円減少し、2兆4，240億円となりました。

（4）キャッシュ・フロー

当連結会計年度のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が＋5兆4，432億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が△4兆6，239億円、劣後調達等の「財務活動によるキャッシュ・フロー」が△439億円となりました。

その結果、当連結会計年度末の現金及び現金同等物の残高は2兆9，009億円となりました。

（5）セグメント

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の総資産シェアは、銀行業が93（前連結会計年度比＋0）％、リース業が2（同＋0）％、その他事業5（同△0）％、同経常収益シェアが、銀行業が69（前連結会計年度比△1）％、リース業が17（同＋4）％、その他事業14（同△3）％となりました。

また、所在地別の内部取引消去前の総資産シェアは、日本が90（前連結会計年度比＋3）％、米州が6（同△1）％、欧州、アジア・オセアニアは、各々2（同△1）％、2（同△1）％、同経常収益シェアは、日本が84（前連結会計年度比＋10）％、米州が6（同△5）％、欧州、アジア・オセアニアは、各々6（同△2）％、4（同△3）％となりました。

（6）自己資本比率（第一基準）（速報値）

連結自己資本比率が10．10％となりました。

２．平成１６年３月期の見通し

（１）業績全般に関する見通し

平成１６年３月期につきましては、問題債権先の再生・最終処理、株価変動リスクの更なる削減のための保有株式残高の圧縮を通じ、バランスシートのクリーンアップを一層加速させてまいります。また、引き続き収益体質の抜本的強化に向けた取り組みを加速させ、経営全般の合理化等を進めてまいります。

業績の見通しは、連結経常収益３兆３，０００億円、連結経常利益３，２００億円、連結当期純利益１，５００億円を予想しております。

また、当社単体の業績の見通しは、営業収益５５０億円、経常利益５００億円、当期純利益５００億円を予想しております。

（２）利益配分に関する見通し

平成16年３月期の当社の配当につきましては、引き続き経済情勢や株式相場の先行きが不透明な状況であること等を勘案して、普通株式、優先株式ともに中間配当を実施しないことといたします。また、期末配当につきましては、内部留保の水準を勘案し、次のとおりとする予定であります。

普通株式	１株当たり	３，０００円
第一種優先株式	１株当たり	１０，５００円
第二種優先株式	１株当たり	２８，５００円
第三種優先株式	１株当たり	１３，７００円
第１回～第12回第四種優先株式	１株当たり	１３５，０００円
第13回第四種優先株式	１株当たり	６７，５００円

Ⅳ．連結財務諸表等

連結財務諸表作成のための基本となる重要な事項

１．連結の範囲に関する事項

（１）連結子会社　　　　　　　　１７０社

主要な会社名
株式会社三井住友銀行
株式会社みなと銀行
株式会社関西銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
エスエムビーシーキャピタル株式会社
エスエムビーシーファイナンス株式会社
さくらフレンド証券株式会社
明光ナショナル証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

（２）非連結子会社

主要な会社名　SBCS Co.,Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他９８社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

２．持分法の適用に関する事項

（１）持分法適用の非連結子会社　　　４社

主要な会社名　SBCS Co.,Ltd.

（２）持分法適用の関連会社　　　　４３社

主要な会社名
大和証券エスエムビーシー株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

（３）持分法非適用の非連結子会社、関連会社

子会社エス・ビー・エル・マーキュリー有限会社他９８社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第１０条第１項ただし書第２号により、持分法非適用にしております。

また、その他の持分法非適用の非連結子会社、関連会社の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3．連結子会社の決算日等に関する事項
（1） 連結子会社の決算日は次のとおりであります。

９月末日	５社
１０月末日	１社
１２月末日	６２社
１月末日	２社
３月末日	１００社

（2） ９月末日を決算日とする連結子会社は、３月末日現在、１０月末日を決算日とする連結子会社については、１月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの決算日の財務諸表により連結しております。
なお、平成１５年２月に設立された１２月末日を決算日とする海外連結子会社については、３月末日現在で実施した仮決算に基づく財務諸表により連結しております。
連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

4．資本連結手続に関する事項
当社は、平成１４年１２月２日に旧株式会社三井住友銀行により、同行の単独完全親会社として、株式移転制度を利用して設立されました。
本件に関する資本連結手続は、「株式交換及び株式移転制度を利用して完全親子会社関係を創設する場合の資本連結手続」（日本公認会計士協会会計制度委員会研究報告第６号）に準拠し、企業集団の経済的実態には変化がないものとして持分プーリング法に準じた処理を行っております。

5．会計処理基準に関する事項

連結貸借対照表注記、連結損益計算書注記に記載しております。

6．連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

7．連結調整勘定の償却に関する事項

三井住友カード株式会社及び三井住友銀リース株式会社に係る連結調整勘定は５年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。

8．利益処分項目等の取扱いに関する事項

連結剰余金計算書は、連結会計年度において確定した利益処分に基づいて作成しております。

9．連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書注記に記載しております。

連結貸借対照表

平成15年 3月31日現在

(金額単位　百万円)

科目	金額	科目	金額
(資産の部)		(負債の部)	
現金預け金	3,442,523	預金	62,931,007
コールローン及び買入手形	187,563	譲渡性預金	4,853,017
買現先勘定	109,710	コールマネー及び売渡手形	8,953,084
債券貸借取引支払保証金	1,981,243	売現先勘定	4,144,735
買入金銭債権	363,981	債券貸借取引受入担保金	4,807,245
特定取引資産	4,495,396	コマーシャル・ペーパー	187,800
金銭の信託	24,629	特定取引負債	2,851,391
有価証券	24,118,520	借用金	2,580,135
貸出金	61,082,946	外国為替	397,666
外国為替	749,974	社債	3,583,754
その他資産	3,219,009	信託勘定借	5,953
動産不動産	1,007,905	その他負債	2,558,956
リース資産	996,344	賞与引当金	22,079
繰延税金資産	1,956,103	退職給付引当金	101,408
再評価に係る繰延税金資産	724	債権売却損失引当金	20,665
連結調整勘定	30,031	特別法上の引当金	649
支払承諾見返	3,084,383	繰延税金負債	43,930
貸倒引当金	△ 2,243,542	再評価に係る繰延税金負債	58,788
		支払承諾	3,084,383
		負債の部合計	101,186,654
		(少数株主持分)	
		少数株主持分	996,720
		(資本の部)	
		資本金	1,247,650
		資本剰余金	856,237
		利益剰余金	311,664
		土地再評価差額金	101,440
		その他有価証券評価差額金	△ 24,197
		為替換算調整勘定	△ 53,515
		自己株式	△ 15,204
		資本の部合計	2,424,074
資産の部合計	104,607,449	負債、少数株主持分及び資本の部合計	104,607,449

連結貸借対照表注記

注１．記載金額は百万円未満を切り捨てて表示しております。
２．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。
特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。
３．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。
４．金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。
５．デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。
なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。
６．当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。
建　物　７年～50年
動　産　２年～20年
その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
７．自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間（主として５年）に基づく定額法により償却しております。
８．連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。
外貨建取引等の会計処理につきましては、従来、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号。以下、「旧報告」という。）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しておりましたが、当連結会計年度からは「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に規定する経過措置に基づき旧報告が適用される処理を除き、改訂後の外貨建取引等会計処理基準を適用しております。当該経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、連結貸借対照表上、相殺表示しております。
資金関連スワップ取引については、債権元本相当額及び債務元本相当額の連結決算日の為替相場による正味の円換算額を連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により連結損益計算書に計上するとともに、連結決算日の未収収益又は未払費用を計上しております。
なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。
また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。
９．主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。
なお、当連結会計年度より、連結子会社である三井住友銀行においては「銀行等金融機関において貸倒引当金の計上方法としてキャッシュ・フロー見積法（ＤＣＦ法）が採用されている場合の監査上の留意事項」（日本公認会計士協会平成15年２月24日）等の趣旨を踏まえ、当該債務者に対する債権の全部又は一部が下記19.の３カ月以上延滞債権又は下記20.の貸出条件緩和債権に分類される債務者のうち、与信額が一定額以上の大口債務者に係る債権については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は 1,324,459 百万円であります。

10. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

11. 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務　　その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理

数理計算上の差異　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

なお、会計基準変更時差異については、主として５年による按分額を費用処理しております。

一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成14年度中に厚生労働大臣から将来分支給義務免除の認可を受けておりますが、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47-2項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務及び返還相当額の年金資産を消滅したものとみなして会計処理を行っております。

なお、当連結会計年度末現在における返還相当額は、23,906百万円であります。

12. 債権売却損失引当金は、株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。

なお、この引当金は商法旧第287条ノ２に規定する引当金であります。

13. 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

14. 連結子会社である三井住友銀行はヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

また、その他の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。

15. 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

16. 特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金　18百万円　金融先物取引法第82条の規定に基づく準備金であります。

証券取引責任準備金　631百万円　証券取引法第51条の規定に基づく準備金であります。

17. 動産不動産の減価償却累計額　630,121百万円

リース資産の減価償却累計額　1,490,721百万円

18. 貸出金のうち、破綻先債権額は201,392百万円、延滞債権額は2,710,164百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を

除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

19. 貸出金のうち、３カ月以上延滞債権額は130,353百万円であります。

なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

20. 貸出金のうち、貸出条件緩和債権額は2,728,791百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

21. 破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,770,700百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。

なお、18. から21. に掲げた債権額は、貸倒引当金控除前の金額であります。

22. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,078,333百万円であります。

23. 担保に供している資産は次のとおりであります。

担保に供している資産

現金預け金	75,268百万円
特定取引資産	990,965百万円
有価証券	11,458,018百万円
貸出金	4,738,320百万円
その他資産（延払資産等）	1,140百万円
動産不動産	535百万円

担保資産に対応する債務

預金	21,038百万円
コールマネー及び売渡手形	7,952,599百万円
売現先勘定	4,107,615百万円
債券貸借取引受入担保金	4,189,794百万円
特定取引負債	136,975百万円
借用金	2,885百万円
その他負債	18,548百万円
支払承諾	41,108百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金54,370百万円、特定取引資産13,937百万円、有価証券4,624,346百万円及び貸出金781,138百万円を差し入れております。

また、動産不動産のうち保証金権利金は121,725百万円、その他資産のうち先物取引差入証拠金は14,814百万円であります。

24. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は952,712百万円、繰延ヘッジ利益の総額は1,095,321百万円であります。

25. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年３月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年３月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日

連結子会社である三井住友銀行	平成10年３月31日及び平成14年３月31日
その他の一部の連結子会社	平成11年３月31日、平成14年３月31日

同法律第３条第３項に定める再評価の方法

連結子会社である三井住友銀行	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価額に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

26. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金877,609百万円が含まれております。
27. 社債には、劣後特約付社債1,403,028百万円が含まれております。
28. 1株当たり純資産額　106,577円05銭
29. 有価証券の時価、評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等が含まれております。以下32.まで同様であります。

売買目的有価証券

連結貸借対照表計上額	1,434,190百万円
当連結会計年度の損益に含まれた評価差額	△1,096

満期保有目的の債券で時価のあるもの

	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	311,391百万円	315,414百万円	4,023百万円	4,023百万円	-百万円
地方債	23,091	23,920	828	828	-
その他	42,413	43,444	1,030	1,136	105
合計	376,896	382,779	5,882	5,988	105

その他有価証券で時価のあるもの

	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	3,167,955百万円	3,002,513百万円	△165,442百万円	112,952百万円	278,395百万円
債券	14,024,014	14,135,179	111,164	117,093	5,928
国債	12,516,061	12,590,255	74,193	79,479	5,286
地方債	342,798	352,112	9,314	9,415	101
社債	1,165,153	1,192,811	27,657	28,197	540
その他	4,479,136	4,502,770	23,634	42,897	19,263
合計	21,671,106	21,640,463	△30,643	272,943	303,587

上記の評価差額に繰延税金資産2,004百万円を加えた額△28,639百万円のうち少数株主持分相当額△4,557百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額△1百万円を加算した額△24,082百万円が、「その他有価証券評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理(以下「減損処理」という。)しております。当連結会計年度におけるこの減損処理額は494,815百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

30. 当連結会計年度中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
37,709,925百万円	231,862百万円	190,364百万円

31. 時価のない有価証券のうち、主なものの内容と連結貸借対照表計上額は、次のとおりであります。

内　容	連結貸借対照表計上額
満期保有目的の債券	
非上場外国証券	4,105百万円
その他	6,463
その他有価証券	
非上場債券	1,176,885
非上場外国証券	363,282
非上場株式(店頭売買株式を除く)	281,888
その他	137,050

32. その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	3,482,943百万円	8,134,230百万円	3,769,404百万円	260,826百万円
国債	3,303,635	6,306,161	3,034,984	256,865
地方債	11,935	138,933	223,723	612
社債	167,372	1,689,135	510,695	3,349
その他	355,161	2,886,041	765,581	880,974
合計	3,838,104	11,020,271	4,534,985	1,141,800

33. 金銭の信託の保有目的別の内訳は次のとおりであります。

運用目的の金銭の信託

連結貸借対照表計上額	1,629百万円
当連結会計年度の損益に含まれた評価差額	12

その他の金銭の信託

取得原価	23,044百万円
連結貸借対照表計上額	23,000
評価差額	△44
うち益	510
うち損	555

なお、上記の評価差額△44百万円が、「その他有価証券評価差額金」に含まれております。

34. 無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に140百万円含まれております。

無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,084,632百万円、当連結会計年度末に当該処分をせずに所有しているものは99,624百万円であります。

35. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、31,475,362百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが28,769,561百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

36. 当連結会計年度末の退職給付債務等は以下のとおりであります。

退職給付債務	△1,164,570百万円
年金資産（時価）	723,175
未積立退職給付債務	△441,395
会計基準変更時差異の未処理額	44,087
未認識数理計算上の差異	349,118
未認識過去勤務債務（債務の減額）	△53,218
連結貸借対照表計上額の純額	△101,408
退職給付引当金	△101,408

37. 東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年4月1日東京都条例第145号）（以下、都条例という。）が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成12年10月18日、株式会社さくら銀行及び株式会社住友銀行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しました。さらに、平成14年3月29日、東京都は、東京高等裁判所に控訴し、同年4月9日、株式会社三井住友銀行を含む一審原告各行も東京高等裁判所に控訴し、平成15年1月30日、東京高等裁判所は、都条例が違法無効であることを理由として、誤納金36,175百万円の請求を認める判決を言い渡しました。同年2月10日、東京都は、上告及び上告受理申立てをし、同月13日、株式会社三井住友銀行を含む一審原告各行も上告及び上告受理申立てをしております。

このように株式会社三井住友銀行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当連結会計年度における会計処理についても、前連結会計年度と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。

都条例施行に伴い、東京都に係る事業税については、前々連結会計年度が株式会社さくら銀行が第11期に計上した金額と株式会社住友銀行が第157期に計上した金額の合計で16,833百万円、前連結会計年度が株式会社三井住友銀行が第1期に計上した金額が19,862百万円、当連結会計年度が18,269百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常利益はそれぞれ同額減少しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は32,495百万円減少しております。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は98,703百万円減少し、「再評価に係る繰延税金負債」は3,236百万円減少しており、これらにより純資産額は95,467百万円減少しております。

また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年6月9日大阪府条例第131号)(以下、府条例という。)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成14年4月4日に、株式会社三井住友銀行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。なお、大阪府に係る事業税については、平成14年5月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」(平成14年5月30日大阪府条例第77号)(以下、平成14年改正府条例という。)が、平成15年4月1日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」(平成15年3月25日大阪府条例第14号)(以下、平成15年改正府条例という。)が、それぞれ施行されたことにより、府条例による課税標準等の特例は平成15年4月1日以後開始する事業年度より適用されることとなりました。これにより、当連結会計年度に係る大阪府に対する事業税については、平成15年改正府条例附則2の適用を受け、三井住友銀行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例、平成14年改正府条例及び平成15年改正府条例を合憲・適法なものと認めたということではありません。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は48,699百万円減少し、「再評価に係る繰延税金負債」は1,575百万円減少しており、これらにより純資産額は47,124百万円減少しております。

38.「地方税法等の一部を改正する法律」(平成15年法律第9号)が平成15年3月31日に公布され、平成16年4月1日以後開始する事業年度より法人事業税に係る課税標準が、従来の「所得及び清算所得」と規定されていたもの(平成15年改正前地方税法第72条の12)から、「付加価値額」、「資本等の金額」及び「所得及び清算所得」に変更されることにより、「付加価値額」及び「資本等の金額」が課税標準となる事業税は、利益に関連する金額を課税標準とする税金には該当しないことになります。また、これを受けて都条例及び府条例に基づく東京都、大阪府に係る法人事業税は、平成16年4月1日に開始する事業年度以降は、法律上の根拠を失い適用されないこととなります。

この変更に伴い、国内連結子会社の繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率が変更され、「繰延税金資産」は63,905百万円増加し、当連結会計年度に計上された「法人税等調整額」は64,127百万円減少しております。「再評価に係る繰延税金負債」は2,609百万円増加し、「土地再評価差額金」は2,618百万円減少しております。なお、左記のうち、連結子会社である三井住友銀行においては、繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率は、当連結会計年度の38.62%から40.46%となり、「繰延税金資産」は67,657百万円増加し、当連結会計年度に計上された「法人税等調整額」は同額減少しております。「再評価に係る繰延税金負債」は2,634百万円増加し、「土地再評価差額金」は同額減少しております。

39.「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第1号)の適用により、「子会社の所有する親会社株式」は、「自己株式」に含めて表示しております。

なお、本基準の適用により、「子会社の所有する親会社株式」の資本控除にあたっては、当社持分相当額を資本の部から控除し、少数株主持分相当額は少数株主持分より控除する取扱いとしております。また、持分法適用会社の所有する当社株式についても当社持分相当額を資本の部から控除する取扱いとしております。

連結損益計算書

自　平成14年 4月 1日
至　平成15年 3月31日

（金額単位　百万円）

科目	金額
経常収益	3,506,386
資金運用収益	1,816,908
貸出金利息	1,262,092
有価証券利息配当金	268,261
コールローン利息及び買入手形利息	4,179
買現先利息	1,352
債券貸借取引受入利息	225
預け金利息	34,768
その他の受入利息	246,028
信託報酬	7
役務取引等収益	424,238
特定取引収益	206,496
その他業務収益	946,957
リース料収入	392,362
割賦売上高	178,671
その他の業務収益	375,923
その他経常収益	111,776
経常費用	4,022,136
資金調達費用	417,404
預金利息	152,373
譲渡性預金利息	7,576
コールマネー利息及び売渡手形利息	3,724
売現先利息	18,185
債券貸借取引支払利息	28,830
コマーシャル・ペーパー利息	380
借用金利息	52,380
社債利息	76,202
社債発行差金償却	77
新株予約権付社債利息	16
その他の支払利息	77,654
役務取引等費用	71,338
特定取引費用	725
その他業務費用	721,134
賃貸原価	344,621
割賦原価	161,889
その他の業務費用	214,624
営業経費	889,237
その他経常費用	1,922,296
貸倒引当金繰入額	654,711
その他の経常費用	1,267,584
経常損失	515,749
特別利益	11,906
動産不動産処分益	5,578
償却債権取立益	1,833
証券取引責任準備金取崩額	80
その他の特別利益	4,413
特別損失	87,071
動産不動産処分損	38,880
その他の特別損失	48,190
税金等調整前当期純損失	590,914
法人税、住民税及び事業税	66,068
法人税等調整額	△ 225,190
少数株主利益	33,567
当期純損失	465,359

連結損益計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．１株当たり当期純損失　84,324円99銭

「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。

３．特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末(旧三井住友銀行)と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末(旧三井住友銀行)と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

４．リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

５．「その他経常収益」には、株式等売却益54,004百万円を含んでおります。

６．「その他の経常費用」には、貸出金償却364,605百万円、株式等償却507,624百万円を含んでおります。

７．「その他の特別利益」は、厚生年金基金代行部分返上益であります。

８．「その他の特別損失」には、退職給付会計導入に伴う会計基準変更時差異の費用処理額23,158百万円、ソフトウェアの除却損15,014百万円を含んでおります。

連結剰余金計算書

自　平成14年 4月 1日
至　平成15年 3月31日

（金額単位　百万円）

科目	金額
（資本剰余金の部）	
資本剰余金期首残高	1,684,373
資本準備金期首残高	1,326,758
その他資本剰余金期首残高	357,614
資本剰余金増加高	577,465
株式移転による設立に伴う増加高	326,746
増資による新株の発行	247,650
合併に伴う増加高	3,069
資本剰余金減少高	1,405,601
連結子会社の合併に伴う減少高	1,405,507
自己株式処分差損	93
資本剰余金期末残高	856,237
（利益剰余金の部）	
利益剰余金期首残高	117,743
利益剰余金増加高	696,631
合併に伴う増加高	15,813
連結子会社の合併に伴う増加高	658,443
持分法適用会社の増加に伴う増加高	5,248
土地再評価差額金の取崩に伴う増加高	17,125
利益剰余金減少高	502,710
当期純損失	465,359
配当金	37,349
連結子会社の減少に伴う減少高	2
利益剰余金期末残高	311,664

（注）記載金額は百万円未満を切り捨てて表示しております。

連結キャッシュ・フロー計算書

自　平成14年 4月 1日
至　平成15年 3月31日

(金額単位　百万円)

科目	金額
Ⅰ 営業活動によるキャッシュ・フロー	
税金等調整前当期純損失	△ 590,914
動産不動産等減価償却費	89,414
リース資産減価償却費	312,562
連結調整勘定償却額	10,171
持分法による投資損益(△)	△ 5,718
貸倒引当金の増加額	82,688
債権売却損失引当金の増加額	△ 65,706
賞与引当金の増加額	△ 140
退職給付引当金の増加額	△ 47,563
資金運用収益	△ 1,816,908
資金調達費用	417,404
有価証券関係損益(△)	471,528
金銭の信託の運用損益(△)	4,003
為替差損益(△)	170,155
動産不動産処分損益(△)	33,301
リース資産処分損益(△)	1,505
特定取引資産の純増(△)減	△ 1,253,569
特定取引負債の純増減(△)	569,881
貸出金の純増(△)減	2,472,161
預金の純増減(△)	△ 2,024,876
譲渡性預金の純増減(△)	△ 1,806,894
借用金(劣後特約付借入金を除く)の純増減(△)	△ 261,965
有利息預け金の純増(△)減	2,947,705
コールローン等の純増(△)減	1,280,173
債券貸借取引支払保証金の純増(△)減	1,039,276
コールマネー等の純増減(△)	902,660
コマーシャル・ペーパーの純増減(△)	△ 979,700
債券貸借取引受入担保金の純増減(△)	1,632,445
外国為替(資産)の純増(△)減	42,144
外国為替(負債)の純増減(△)	99,013
普通社債の発行・償還による純増減(△)	457,319
信託勘定借の純増減(△)	5,953
資金運用による収入	1,956,975
資金調達による支出	△ 464,798
その他	△ 100,004
小計	5,579,686
法人税等の支払額	△ 136,485
営業活動によるキャッシュ・フロー	5,443,200
Ⅱ 投資活動によるキャッシュ・フロー	
有価証券の取得による支出	△ 49,938,065
有価証券の売却による収入	37,711,992
有価証券の償還による収入	7,907,363
金銭の信託の増加による支出	△ 14,622
金銭の信託の減少による収入	23,624
動産不動産の取得による支出	△ 69,884
動産不動産の売却による収入	73,677
リース資産の取得による支出	△ 336,512
リース資産の売却による収入	33,900
連結範囲の変更を伴う子会社株式の取得による支出	△ 15,444
連結範囲の変更を伴う子会社株式の売却による収入	53
投資活動によるキャッシュ・フロー	△ 4,623,917
Ⅲ 財務活動によるキャッシュ・フロー	
劣後特約付借入による収入	165,000
劣後特約付借入金の返済による支出	△ 286,500
劣後特約付社債・新株予約権付社債の発行による収入	223,950
劣後特約付社債・新株予約権付社債の償還による支出	△ 565,522
株式等の発行による収入	495,300
配当金支払額	△ 37,348
少数株主からの払込みによる収入	220
少数株主への配当金支払額	△ 39,621
自己株式の取得による支出	△ 7,875
自己株式の売却による収入	8,479
財務活動によるキャッシュ・フロー	△ 43,919
Ⅳ 現金及び現金同等物に係る換算差額	△ 2,629
Ⅴ 現金及び現金同等物の増加額	772,734
Ⅵ 現金及び現金同等物の期首残高	2,128,742
Ⅶ 連結子会社の合併に伴う現金及び現金同等物の増加額	0
Ⅷ 連結除外に伴う現金及び現金同等物の減少額	△ 486
Ⅸ 現金及び現金同等物の期末残高	2,900,991

連結キャッシュ・フロー計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。
　２．連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。
　３．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係は次のとおりであります。

平成15年３月31日現在

現金預け金勘定	3,442,523百万円
有利息預け金	△541,532百万円
現金及び現金同等物	2,900,991百万円

　４．株式の取得により新たに明光ナショナル証券株式会社、三井オートリース株式会社他３社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出（純額）との関係は次のとおりであります。

資産	191,318百万円	（うちリース資産　82,346百万円）
負債	△150,698百万円	（うち借用金　△96,817百万円）
少数株主持分	△26,881百万円	
連結調整勘定	5,013百万円	
上記５社株式の取得価額	18,751百万円	
上記５社現金及び現金同等物	△3,306百万円	
差引：上記５社取得のための支出	15,444百万円	

比較連結貸借対照表(主要内訳)

【三井住友銀行】　(金額単位　百万円)

科目＼年度別	当連結会計年度 (平成15年 3月31日現在) (A)	前連結会計年度 (平成14年 3月31日現在) (B)	比較 (A) − (B)
(資産の部)			
現金預け金	3,442,523	5,632,296	△ 2,189,773
コールローン及び買入手形	187,563	720,154	△ 532,591
買現先勘定	109,710	793,266	△ 683,556
債券貸借取引支払保証金	1,981,243	−	1,981,243
買入金銭債権	363,981	461,879	△ 97,898
特定取引資産	4,495,396	3,278,105	1,217,291
金銭の信託	24,629	33,860	△ 9,231
有価証券	24,118,520	20,694,632	3,423,888
貸出金	61,082,946	63,645,586	△ 2,562,640
外国為替	749,974	795,755	△ 45,781
その他資産	3,219,009	6,447,644	△ 3,228,635
動産不動産	1,007,905	1,207,589	△ 199,684
リース資産	996,344	927,120	69,224
繰延税金資産	1,956,103	1,882,464	73,639
再評価に係る繰延税金資産	724	726	△ 2
連結調整勘定	30,031	18,518	11,513
支払承諾見返	3,084,383	3,625,047	△ 540,664
貸倒引当金	△ 2,243,542	△ 2,159,649	△ 83,893
資産の部合計	104,607,449	108,005,001	△ 3,397,552
(負債の部)			
預金	62,931,007	64,985,976	△ 2,054,969
譲渡性預金	4,853,017	6,662,097	△ 1,809,080
コールマネー及び売渡手形	8,953,084	10,775,484	△ 1,822,400
売現先勘定	4,144,735	1,468,504	2,676,231
債券貸付取引担保金	−	3,174,799	△ 3,174,799
債券貸借取引受入担保金	4,807,245	−	4,807,245
コマーシャル・ペーパー	187,800	1,167,500	△ 979,700
特定取引負債	2,851,391	2,331,500	519,891
借用金	2,580,135	2,889,907	△ 309,772
外国為替	397,666	299,610	98,056
社債	3,583,754	3,505,820	77,934
転換社債	−	1,106	△ 1,106
信託勘定借	5,953	−	5,953
その他負債	2,558,956	2,861,669	△ 302,713
賞与引当金	22,079	21,606	473
退職給付引当金	101,408	147,972	△ 46,564
債権売却損失引当金	20,665	86,371	△ 65,706
特別法上の引当金	649	336	313
繰延税金負債	43,930	39,206	4,724
再評価に係る繰延税金負債	58,788	64,015	△ 5,227
支払承諾	3,084,383	3,625,047	△ 540,664
負債の部合計	101,186,654	104,108,534	△ 2,921,880
少数株主持分	996,720	983,847	12,873
資本の部合計	2,424,074	2,912,619	△ 488,545
負債、少数株主持分及び資本の部合計	104,607,449	108,005,001	△ 3,397,552

(注) 1. 前連結会計年度には旧三井住友銀行の平成14年3月期の計数を記載しております。

2. 記載金額は百万円未満を切り捨てて表示しております。

比較連結損益計算書（主要内訳）

【三井住友銀行】　（金額単位　百万円）

科目 ＼ 年度別	当連結会計年度 自 平成14年 4月 1日 至 平成15年 3月31日 (A)	前連結会計年度 自 平成13年 4月 1日 至 平成14年 3月31日 (B)	比較 (A) － (B)
経常収益	3,506,386	3,779,702	△ 273,316
資金運用収益	1,816,908	2,176,685	△ 359,777
（うち貸出金利息）	(1,262,092)	(1,420,950)	(△ 158,858)
（うち有価証券利息配当金）	(268,261)	(318,508)	(△ 50,247)
信託報酬	7	―	7
役務取引等収益	424,238	387,280	36,958
特定取引収益	206,496	129,450	77,046
その他業務収益	946,957	845,583	101,374
その他経常収益	111,776	240,702	△ 128,926
経常費用	4,022,136	4,360,330	△ 338,194
資金調達費用	417,404	726,901	△ 309,497
（うち預金利息）	(152,373)	(331,670)	(△ 179,297)
役務取引等費用	71,338	67,747	3,591
特定取引費用	725	17	708
その他業務費用	721,134	666,651	54,483
営業経費	889,237	935,553	△ 46,316
その他経常費用	1,922,296	1,963,458	△ 41,162
経常利益	△ 515,749	△ 580,628	64,879
特別利益	11,906	29,428	△ 17,522
特別損失	87,071	53,138	33,933
税金等調整前当期純利益	△ 590,914	△ 604,338	13,424
法人税、住民税及び事業税	66,068	101,860	△ 35,792
法人税等調整額	△ 225,190	△ 289,305	64,115
少数株主利益	33,567	46,993	△ 13,426
当期純利益	△ 465,359	△ 463,887	△ 1,472

（注）1. 前連結会計年度には旧三井住友銀行の平成14年3月期の計数を記載しております。
2. 記載金額は百万円未満を切り捨てて表示しております。

比較連結剰余金計算書(主要内訳)

【三井住友銀行】 (金額単位 百万円)

科目 ＼ 年度別	当連結会計年度 自 平成14年 4月 1日 至 平成15年 3月31日 (A)	前連結会計年度 自 平成13年 4月 1日 至 平成14年 3月31日 (B)	比較 (A)−(B)
連結剰余金期首残高	−	319,924	△ 319,924
連結剰余金増加高	−	741,468	△ 741,468
連結剰余金減少高	−	122,148	△ 122,148
当期純損失	−	△ 463,887	463,887
連結剰余金期末残高	−	475,357	△ 475,357
(資本剰余金の部)			
資本剰余金期首残高	1,684,373	−	1,684,373
資本準備金期首残高	1,326,758	−	1,326,758
その他資本剰余金期首残高	357,614	−	357,614
資本剰余金増加高	577,465	−	577,465
資本剰余金減少高	1,405,601	−	1,405,601
資本剰余金期末残高	856,237	−	856,237
(利益剰余金の部)			
利益剰余金期首残高	117,743	−	117,743
利益剰余金増加高	696,631	−	696,631
利益剰余金減少高	502,710	−	502,710
利益剰余金期末残高	311,664	−	311,664

(注) 1. 前連結会計年度には旧三井住友銀行の平成14年3月期の計数を記載しております。

2. 記載金額は百万円未満を切り捨てて表示しております。

比較連結キャッシュ・フロー計算書

【三井住友銀行】　（金額単位　百万円）

科目 ＼ 年度別	当連結会計年度 自 平成14年 4月 1日 至 平成15年 3月31日 (A)	前連結会計年度 自 平成13年 4月 1日 至 平成14年 3月31日 (B)	比較 (A) − (B)
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益	△ 590,914	△ 604,338	13,424
動産不動産等減価償却費	89,414	96,374	△ 6,960
リース資産減価償却費	312,562	306,044	6,518
連結調整勘定償却額	10,171	4,806	5,365
持分法による投資損益（△）	△ 5,718	△ 2,964	△ 2,754
貸倒引当金の増加額	82,688	884,174	△ 801,486
債権売却損失引当金の増加額	△ 65,706	△ 58,895	△ 6,811
賞与引当金の増加額	△ 140	21,606	△ 21,746
退職給付引当金の増加額	△ 47,563	△ 42,469	△ 5,094
資金運用収益	△ 1,816,908	△ 2,176,685	359,777
資金調達費用	417,404	726,901	△ 309,497
有価証券関係損益（△）	471,528	△ 64,057	535,585
金銭の信託の運用損益（△）	4,003	56	3,947
為替差損益（△）	170,155	△ 160,717	330,872
動産不動産処分損益（△）	33,301	23,052	10,249
リース資産処分損益（△）	1,505	995	510
営業譲渡益	−	△ 5,000	5,000
特定取引資産の純増（△）減	△ 1,253,569	△ 757,328	△ 496,241
特定取引負債の純増減（△）	569,881	1,030,514	△ 460,633
貸出金の純増（△）減	2,472,161	1,794,503	677,658
預金の純増減（△）	△ 2,024,876	1,887,932	△ 3,912,808
譲渡性預金の純増減（△）	△ 1,806,894	△ 4,989,141	3,182,247
借用金（劣後特約付借入金を除く）の純増減（△）	△ 261,965	△ 456,519	194,554
有利息預け金の純増（△）減	2,947,705	2,018,942	928,763
コールローン等の純増（△）減	1,280,173	1,904,425	△ 624,252
債券借入取引担保金の純増（△）減	−	△ 2,196,808	2,196,808
債券貸借取引支払保証金の純増（△）減	1,039,276	−	1,039,276
コールマネー等の純増減（△）	902,660	△ 3,020,667	3,923,327
コマーシャル・ペーパーの純増減（△）	△ 979,700	△ 569,827	△ 409,873
債券貸付取引担保金の純増減（△）	−	△ 1,715,984	1,715,984
債券貸借取引受入担保金の純増減（△）	1,632,445	−	1,632,445
外国為替（資産）の純増（△）減	42,144	△ 56,299	98,443
外国為替（負債）の純増減（△）	99,013	48,749	50,264
普通社債の発行・償還による純増減（△）	457,319	359,901	97,418
信託勘定借の純増減(△)	5,953	−	5,953
資金運用による収入	1,956,975	2,342,208	△ 385,233
資金調達による支出	△ 464,798	△ 829,888	365,090
その他	△ 100,004	△ 1,070,901	970,897
小計	5,579,686	△ 5,327,304	10,906,990
法人税等の支払額	△ 136,485	△ 54,205	△ 82,280
営業活動によるキャッシュ・フロー	5,443,200	△ 5,381,510	10,824,710
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△ 49,938,065	△ 39,722,661	△ 10,215,404
有価証券の売却による収入	37,711,992	32,828,672	4,883,320
有価証券の償還による収入	7,907,363	12,828,207	△ 4,920,844
金銭の信託の増加による支出	△ 14,622	△ 5,011	△ 9,611
金銭の信託の減少による収入	23,624	42,663	△ 19,039
動産不動産の取得による支出	△ 69,884	△ 73,354	3,470
動産不動産の売却による収入	73,677	134,704	△ 61,027
リース資産の取得による支出	△ 336,512	△ 342,964	6,452
リース資産の売却による収入	33,900	37,736	△ 3,836
連結範囲の変更を伴う子会社株式の取得による支出	△ 15,444	△ 599	△ 14,845
連結範囲の変更を伴う子会社株式の売却による収入	53	416	△ 363
営業譲渡による収入	−	5,000	△ 5,000
投資活動によるキャッシュ・フロー	△ 4,623,917	5,732,808	△ 10,356,725
Ⅲ 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	165,000	128,000	37,000
劣後特約付借入金の返済による支出	△ 286,500	△ 278,000	△ 8,500
劣後特約付社債・転換社債の発行による収入	−	201,198	△ 201,198
劣後特約付社債・新株予約権付社債の発行による収入	223,950	−	223,950
劣後特約付社債・転換社債の償還による支出	−	△ 262,361	262,361
劣後特約付社債・新株予約権付社債の償還による支出	△ 565,522	−	△ 565,522
株式等の発行による収入	495,300	−	495,300
配当金支払額	△ 37,348	△ 11,101	△ 26,247
合併交付金支払額	−	△ 17,839	17,839
少数株主からの払込みによる収入	220	9,000	△ 8,780
少数株主への配当金支払額	△ 39,621	△ 39,064	△ 557
自己株式の取得による支出	△ 7,875	△ 8,539	664
自己株式の売却による収入	8,479	8,286	193
子会社の所有する親会社株式の売却による収入	−	1,607	△ 1,607
財務活動によるキャッシュ・フロー	△ 43,919	△ 268,813	224,894
Ⅳ 現金及び現金同等物に係る換算差額	△ 2,629	3,595	△ 6,224
Ⅴ 現金及び現金同等物の増加額	772,734	86,079	686,655
Ⅵ 現金及び現金同等物の期首残高	2,128,742	868,132	1,260,610
Ⅶ 合併に伴う現金及び現金同等物の増加額	−	1,075,527	△ 1,075,527
Ⅷ 連結子会社の合併に伴う現金及び現金同等物の増加額	0	2,544	△ 2,544
Ⅸ 新規連結に伴う現金及び現金同等物の増加額	−	96,459	△ 96,459
Ⅹ 連結除外に伴う現金及び現金同等物の減少額	△ 486	−	△ 486
Ⅺ 現金及び現金同等物の期末残高	2,900,991	2,128,742	772,249

(注) 1.前連結会計年度には旧三井住友銀行の平成14年3月期の計数を記載しております。
2.記載金額は百万円未満を切り捨てて表示しております。

V．セグメント情報

(注) 前連結会計年度には旧三井住友銀行の平成14年3月期の計数を記載しています。

1．事業の種類別セグメント情報

当連結会計年度（自　平成１４年４月１日　　至　平成１５年３月３１日）

(金額単位 百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	2,530,217	640,529	335,639	3,506,386	－	3,506,386
(2) セグメント間の内部経常収益	31,282	5,563	163,790	200,636	(200,636)	－
計	2,561,499	646,093	499,429	3,707,023	(200,636)	3,506,386
経常費用	3,130,721	622,237	447,163	4,200,122	(177,986)	4,022,136
経常利益	△569,221	23,855	52,265	△493,099	(22,650)	△515,749
Ⅱ 資産、減価償却費及び資本的支出						
資産	102,058,264	1,789,697	6,158,720	110,006,682	(5,399,232)	104,607,449
減価償却費	73,505	329,478	18,908	421,892	1	421,894
資本的支出	85,829	319,716	30,145	435,690	29	435,720

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容
(1) 銀行業･･････････銀行業
(2) リース業････････リース業
(3) その他事業･･････証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発･情報処理業

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は3,373,529百万円であり、その主なものは当社の関係会社株式であります。

前連結会計年度（自　平成１３年４月１日　　至　平成１４年３月３１日）

【三井住友銀行】

(金額単位 百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	2,698,303	585,108	496,291	3,779,702	－	3,779,702
(2) セグメント間の内部経常収益	264,276	5,262	205,584	475,123	(475,123)	－
計	2,962,579	590,370	701,875	4,254,825	(475,123)	3,779,702
経常費用	3,536,635	565,781	504,598	4,607,015	(246,684)	4,360,330
経常利益	△574,055	24,589	197,277	△352,189	(228,438)	△580,628
Ⅱ 資産、減価償却費及び資本的支出						
資産	105,898,627	1,723,850	6,766,939	114,389,418	(6,384,416)	108,005,001
減価償却費	79,019	345,405	19,623	444,048	－	444,048
資本的支出	101,295	305,198	25,238	431,732	－	431,732

2．所在地別セグメント情報

当連結会計年度（自　平成１４年４月１日　　至　平成１５年３月３１日）

（金額単位　百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
Ⅰ 経常収益							
(1) 外部顧客に対する経常収益	3,033,860	173,224	174,353	124,948	3,506,386	−	3,506,386
(2) セグメント間の内部経常収益	66,249	48,741	32,144	26,912	174,048	(174,048)	−
計	3,100,110	221,966	206,498	151,860	3,680,435	(174,048)	3,506,386
経常費用	3,804,777	149,894	134,985	82,652	4,172,309	(150,172)	4,022,136
経常利益	△704,666	72,071	71,512	69,208	△491,873	(23,876)	△515,749
Ⅱ 資産	96,909,941	6,138,645	2,167,625	2,647,964	107,864,176	(3,256,726)	104,607,449

（注）1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 米州にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、欧州には英国、ドイツ連邦共和国、フランス共和国等が、アジア・オセアニアには香港、シンガポール共和国、オーストラリア等が属しております。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は3,373,529百万円であり、その主なものは当社の関係会社株式であります。

前連結会計年度（自　平成１３年４月１日　　至　平成１４年３月31日）

【三井住友銀行】

（金額単位　百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
Ⅰ 経常収益							
(1) 外部顧客に対する経常収益	2,934,322	418,104	210,831	216,443	3,779,702	−	3,779,702
(2) セグメント間の内部経常収益	276,404	85,450	122,428	76,812	561,096	(561,096)	−
計	3,210,727	503,554	333,260	293,256	4,340,799	(561,096)	3,779,702
経常費用	3,895,821	290,884	304,545	240,295	4,731,546	(371,215)	4,360,330
経常利益	△685,093	212,670	28,714	52,961	△390,746	(189,881)	△580,628
Ⅱ 資産	96,551,202	7,122,548	3,210,741	4,057,313	110,941,806	(2,936,804)	108,005,001

3．海外経常収益

（金額単位 百万円）

期別	海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当連結会計年度 〔自 平成14年4月1日 至 平成15年3月31日〕	472,525	3,506,386	% 13.5
【三井住友銀行】 前連結会計年度 〔自 平成13年4月1日 至 平成14年3月31日〕	845,379	3,779,702	22.4

（注）1．一般企業の海外売上高に代えて、海外経常収益を記載しております。

2．海外経常収益は、連結子会社である三井住友銀行の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

Ⅵ．生産、受注及び販売の状況

該当する情報がないので記載しておりません。

＜付表＞

（有価証券関係）

1．当連結会計年度（平成15年 3月31日現在）

（注1）連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

（注2）子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	当連結会計年度（平成15年 3月31日現在）	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,434,190	△1,096

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	当連結会計年度（平成15年 3月31日現在）				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	311,391	315,414	4,023	4,023	—
地方債	23,091	23,920	828	828	—
社債	—	—	—	—	—
その他	42,413	43,444	1,030	1,136	105
合計	376,896	382,779	5,882	5,988	105

（注）1．時価は、当連結会計年度末日における市場価格等に基づいております。
2．「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	当連結会計年度（平成15年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	3,167,955	3,002,513	△165,442	112,952	278,395
債券	14,024,014	14,135,179	111,164	117,093	5,928
国債	12,516,061	12,590,255	74,193	79,479	5,286
地方債	342,798	352,112	9,314	9,415	101
社債	1,165,153	1,192,811	27,657	28,197	540
その他	4,479,136	4,502,770	23,634	42,897	19,263
合計	21,671,106	21,640,463	△30,643	272,943	303,587

（注）1．連結貸借対照表計上額は、株式については主として当連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2．「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3．その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下「減損処理」という）しております。当連結会計年度におけるこの減損処理額は494,815百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当該連結会計年度中に売却したその他有価証券

(金額単位 百万円)

	当連結会計年度 (自 平成14年 4月1日 至 平成15年 3月31日)		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	37,709,925	231,862	190,364

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

(金額単位 百万円)

	当連結会計年度 (平成15年 3月31日現在)
満期保有目的の債券	
非上場外国証券	4,105
その他	6,463
その他有価証券	
非上場外国証券	363,282
非上場債券	1,176,885
非上場株式(店頭売買株式を除く)	281,888
その他	137,050

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位 百万円)

	当連結会計年度(平成15年 3月31日現在)			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債券	3,482,943	8,134,230	3,769,404	260,826
国債	3,303,635	6,306,161	3,034,984	256,865
地方債	11,935	138,933	223,723	612
社債	167,372	1,689,135	510,695	3,349
その他	355,161	2,886,041	765,581	880,974
合計	3,838,104	11,020,271	4,534,985	1,141,800

（金銭の信託関係）

1．当連結会計年度（平成15年 3月31日現在）

(1) 運用目的の金銭の信託

（金額単位 百万円）

	当連結会計年度（平成15年 3月31日現在）	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	1,629	12

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	当連結会計年度（平成15年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	23,044	23,000	△44	510	555

（注）1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

（その他有価証券評価差額金）

1．当連結会計年度（平成15年 3月31日現在）

連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

（金額単位 百万円）

	当連結会計年度 （平成15年 3月31日現在）
評　価　差　額	△30,758
その他有価証券	△30,713
その他の金銭の信託	△44
（＋）繰延税金資産	2,004
その他有価証券評価差額金（持分相当額調整前）	△28,754
（△）少数株主持分相当額	△4,557
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△1
その他有価証券評価差額金	△24,197

（注）その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

（デリバティブ取引関係）

1.当連結会計年度(平成15年3月31日現在)

(1)金利関連取引

（金額単位　百万円）

区分	種類	当連結会計年度（平成15年3月31日現在） 契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	59,749,099	4,547,691	△ 103,623	△ 103,623
	買建	57,633,988	5,676,922	109,474	109,474
	金利オプション				
	売建	1,230,739	−	76	76
	買建	600,964	205,802	△ 99	△ 99
店頭	金利先渡契約				
	売建	13,389,231	590,000	1,076	1,076
	買建	3,469,855	455,000	△ 500	△ 500
	金利スワップ	305,031,482	214,079,553	250,498	250,498
	受取固定・支払変動	146,600,794	101,347,568	3,300,127	3,300,127
	受取変動・支払固定	139,298,388	98,710,883	△ 3,040,142	△ 3,040,142
	受取変動・支払変動	18,990,156	13,890,272	850	850
	金利スワップション				
	売建	1,720,503	798,669	△ 35,707	△ 35,707
	買建	1,523,512	1,106,731	26,355	26,355
	キャップ				
	売建	5,352,002	3,331,808	△ 4,194	△ 4,194
	買建	3,616,992	2,536,627	6,682	6,682
	フロアー				
	売建	317,281	207,279	△ 7,673	△ 7,673
	買建	351,199	195,322	9,027	9,027
	その他				
	売建	42,316	36,551	△ 6,526	△ 6,526
	買建	250,660	92,669	6,603	6,603
	合計			251,467	251,467

（注） 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。 なお、この未実現損益は818百万円（利益）であります。
2．時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2)通貨関連取引

（金額単位　百万円）

区分	種類	当連結会計年度（平成15年3月31日現在） 契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	16,433,656	8,831,238	△ 39,389	△ 39,389
	通貨スワップション				
	売建	330,238	330,238	△ 3,173	△ 3,173
	買建	865,005	865,005	13,724	13,724
	為替予約	2,935,846	547,699	1,518	1,518
	通貨オプション				
	売建	56,586	13,166	△ 1,375	△ 1,375
	買建	60,441	21,575	1,585	1,585
	その他				
	売建	15,310	2,855	153	153
	買建	−	−	−	−
	合計			△ 26,956	△ 26,956

（注） 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記注3．の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は371百万円(利益)であります。
2．時価の算定
割引現在価値等により算定しております。

3．先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

(金額単位　百万円)

区分	種類	当連結会計年度(平成15年3月31日現在)
		契約額等
取引所	通貨先物	
	売建	－
	買建	－
	通貨オプション	
	売建	－
	買建	－
店頭	為替予約	37,271,679
	通貨オプション	
	売建	3,001,518
	買建	3,195,840

(3)株式関連取引

(金額単位　百万円)

区分	種類	当連結会計年度(平成15年3月31日現在)			
		契約額等		時価	評価損益
			うち1年超		
取引所	株式指数先物				
	売建	－	－	－	－
	買建	－	－	－	－
	株式指数オプション				
	売建	－	－	－	－
	買建	－	－	－	－
店頭	有価証券店頭オプション				
	売建	0	－	0	0
	買建	0	－	△0	△0
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	－	－	－	－
	短期変動金利受取・株価指数変化率支払	－	－	－	－
	その他				
	売建	477	－	0	0
	買建	477	－	0	0
	合計			0	0

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

(金額単位　百万円)

区分	種　類	当連結会計年度（平成15年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	119,032	－	△ 388	△ 388
	買建	129,712	－	△ 67	△ 67
	債券先物オプション				
	売建	4,000	－	△ 8	△ 8
	買建	－	－	－	－
店頭	債券店頭オプション				
	売建	16,010	15,617	0	0
	買建	4,719	3,125	0	0
	合計			△ 463	△ 463

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

(金額単位　百万円)

区分	種　類	当連結会計年度（平成15年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	商品スワップ				
	固定価格受取・変動価格支払	31,049	27,358	△ 1,607	△ 1,607
	変動価格受取・固定価格支払	31,049	27,358	2,376	2,376
	商品オプション				
	売建	6,369	4,063	△ 1,493	△ 1,493
	買建	6,369	4,063	1,521	1,521
	合計			797	797

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3．商品はオイル及び金属に係るものであります。

(6) クレジットデリバティブ取引

(金額単位　百万円)

区分	種　類	当連結会計年度（平成15年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	ｸﾚｼﾞｯﾄ･ﾃﾞﾌｫﾙﾄ･ｵﾌﾟｼｮﾝ				
	売建	39,823	22,790	△ 1,767	△ 1,767
	買建	35,625	18,592	3,153	3,153
	その他				
	売建	5,722	1,099	4,915	4,915
	買建	86,567	79,546	276	276
	合計			6,578	6,578

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3．「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

（関連当事者との取引）

当連結会計年度（自　平成14年4月1日　　至　平成15年3月31日）

関連当事者との取引について記載すべき重要なものはありません。

以　　上

平成15年 3月期　個別財務諸表の概要

平成15年 5月26日

上場会社名　株式会社　三井住友フィナンシャルグループ　　上場取引所　東証･大証･名証
コード番号　8316　　本社所在都道府県　東京都
(URL http://www.smfg.co.jp)
代表者　取締役社長　西川善文
問合せ先責任者　財務部副部長　境　康　　TEL (03)5512-3411
決算取締役会開催日　平成15年5月26日　　中間配当制度の有無　有
定時株主総会開催日　平成15年6月27日　　単元株制度採用の有無　無

1．平成15年3月期の業績（平成14年12月2日～平成15年3月31日）

(1) 経営成績

（注）記載金額は百万円未満を切り捨てて表示しております。

	営業収益		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
平成15年3月期	131,519	(—)	130,547	(—)	119,634	(—)
平成14年3月期	—	(—)	—	(—)	—	(—)

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	営業収益経常利益率
	百万円	%	円 銭	円 銭	%	%	%
平成15年3月期	124,738	(—)	18,918 33	15,691 82	8.5	4.0	91.0
平成14年3月期	—	(—)	—	—	—	—	—

(注)① 期中平均株式数　平成15年3月期　5,751,902 株
② 会計処理の方法の変更　無
③ 営業収益、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2) 配当状況（下記には普通株式の配当状況を記載しております。優先株式につきましては別紙をご参照ください。）

	1株当たり年間配当金	中間	期末	配当金総額(年間)	配当性向	株主資本配当率
	円 銭	円 銭	円 銭	百万円	%	%
平成15年3月期	3,000 00	—	3,000 00	17,385	16.0	1.3
平成14年3月期	—	—	—	—	—	—

(3) 財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
平成15年3月期	3,413,529	3,156,086	92.5	231,899 30
平成14年3月期	—	—	—	—

(注) ① 期末発行済株式数　平成15年3月期　5,795,037 株
② 期末自己株式数　平成15年3月期　963 株

2．平成16年3月期の業績予想（平成15年4月1日～平成16年3月31日）

	営業収益	経常利益	当期純利益	1株当たり年間配当金 中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	7,000	5,000	5,000	0 0	—	—
通期	55,000	50,000	50,000	—	3,000 00	3,000 00

(参考) 1株当たり予想当期純利益(通期)　3,616 円 97 銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意ください。

（平成15年3月期の業績）

「期中平均株式数」

	平成15年3月期
普通株式	5,751,902 株
第一種優先株式	67,000 株
第二種優先株式	100,000 株
第三種優先株式	800,000 株
第1-12回第四種優先株式	21,710 株
第13回第四種優先株式	19,166 株

「期末発行済株式数」

	平成15年3月期
普通株式	5,795,037 株
第一種優先株式	67,000 株
第二種優先株式	100,000 株
第三種優先株式	800,000 株
第1-12回第四種優先株式	50,100 株
第13回第四種優先株式	115,000 株

（注）当期における発行済株式数の増減内容は以下のとおりであります。

		発行株式数	発行価格	資本組入額
・株式会社日本総研ホールディングズとの合併による増加	普通株式	86,576株	460,314円	0円
・第三者割当増資による増加	第1-12回第四種優先株式	50,100株	3,000,000円	1,500,000円
	第13回第四種優先株式	115,000株	3,000,000円	1,500,000円

「１株当たり年間配当金」及び「配当金総額（年間）」

（平成15年3月期）	１株当たり年間配当金			配当金総額（年間）
		中間	期末	
	円 銭	円 銭	円 銭	百万円
普通株式	3,000 00	—	3,000 00	17,385
第一種優先株式	10,500 00	—	10,500 00	703
第二種優先株式	28,500 00	—	28,500 00	2,850
第三種優先株式	13,700 00	—	13,700 00	10,960
第1-12回第四種優先株式	19,500 00	—	19,500 00	976
第13回第四種優先株式	3,750 00	—	3,750 00	431

（平成16年3月期の業績予想）

「１株当たり年間配当金」

（平成16年3月期）	１株当たり年間配当金		
		中間	期末
	円 銭	円 銭	円 銭
普通株式	3,000 00	0 0	3,000 00
第一種優先株式	10,500 00	0 0	10,500 00
第二種優先株式	28,500 00	0 0	28,500 00
第三種優先株式	13,700 00	0 0	13,700 00
第1-12回第四種優先株式	135,000 00	0 0	135,000 00
第13回第四種優先株式	67,500 00	0 0	67,500 00

1．「平成15年3月期の業績」指標算式

○　株主資本当期純利益率

$$\frac{\text{当期純利益} - \text{優先株式配当金総額}}{\{(\text{期首株主資本} - \text{期首発行済優先株式数} \times \text{発行価額}) + (\text{期末株主資本} - \text{期末発行済優先株式数} \times \text{発行価額})\} \div 2} \times 100$$

○　配当性向

$$\frac{\text{普通株式配当金総額}}{\text{当期純利益} - \text{優先株式配当金総額}} \times 100$$

○　株主資本配当率

$$\frac{\text{普通株式配当金総額}}{\text{期末株主資本} - \text{期末発行済優先株式数} \times \text{発行価額}} \times 100$$

2．「平成16年３月期の業績予想」指標算式

○　１株当たり予想当期純利益

$$\frac{\text{予想当期純利益} - \text{予想優先株式配当金総額}}{\text{期末発行済普通株式数(除く自己株式)}}$$

第1期末(平成15年3月31日現在)貸借対照表

(金額単位 百万円)

科目	金額		構成比
(資産の部)			%
流動資産			
現金及び預金	64,725		
繰延税金資産	35		
未収収益	315		
未収還付法人税等	40,976		
その他	55		
流動資産合計		106,108	3.1
固定資産			
有形固定資産			
建物	0		
有形固定資産合計	0		
無形固定資産			
ソフトウェア	26		
無形固定資産合計	26		
投資その他の資産			
関係会社株式	3,260,957		
関係会社長期貸付金	40,000		
繰延税金資産	5,227		
その他	0		
投資その他の資産合計	3,306,185		
固定資産合計		3,306,213	96.9
繰延資産			
創立費	1,207		
繰延資産合計		1,207	0.0
資産合計		3,413,529	100.0
(負債の部)			
流動負債			
短期借入金	256,501		
未払費用	651		
未払法人税等	1		
未払事業所税	1		
未払消費税等	106		
賞与引当金	83		
その他	96		
流動負債合計		257,442	7.5
負債合計		257,442	7.5
(資本の部)			
資本金		1,247,650	36.6
資本剰余金			
資本準備金	1,747,266		
資本剰余金合計		1,747,266	51.2
利益剰余金			
利益準備金	496		
任意積立金	30,420		
別途積立金	30,420		
当期未処分利益	130,605		
利益剰余金合計		161,521	4.7
自己株式		△ 351	△ 0.0
資本合計		3,156,086	92.5
負債資本合計		3,413,529	100.0

第1期(平成14年12月2日から平成15年3月31日まで)損益計算書

(金額単位　百万円)

科目	金額		百分比
営業収益			
関係会社受取配当金	128,265		
関係会社受入手数料	3,124		
関係会社貸付金利息	128	131,519	100.0
営業費用			
販売費及び一般管理費	971		
その他	0	971	0.7
営業利益		130,547	99.3
営業外収益			
受取利息	9		
受入手数料	4	13	0.0
営業外費用			
支払利息	176		
創立費償却	301		
新株発行費	9,994		
支払手数料	73		
その他	380	10,926	8.3
経常利益		119,634	91.0
税引前当期純利益		119,634	91.0
法人税、住民税及び事業税	156		
法人税等調整額	△ 5,259	△ 5,103	△ 3.9
当期純利益		124,738	94.8
合併による未処分利益受入額		5,867	
当期未処分利益		130,605	

〈重要な会計方針〉

1．有価証券の評価基準及び評価方法
子会社株式及び関連会社株式の評価基準及び評価方法は移動平均法による原価法により行っております。

2．固定資産の減価償却の方法
(1)有形固定資産
建物については、定額法を採用しております。
(2)無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（５年）に基づく定額法により償却しております。

3．繰延資産の処理方法
新株発行費は、支出時に全額費用として処理しております。また、創立費については資産として計上し、商法施行規則の一部を改正する省令（平成15年2月28日法務省令第7号）附則第3条第1項によりなおその効力を有するものとされる旧商法第286条の規定により５年間にわたり均等償却を行っております。

4．引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。

5．消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

〈注記事項〉

（貸借対照表関係）
1．記載金額は百万円未満を切り捨てて表示しております。

2．有形固定資産の減価償却累計額　　0 百万円

3．劣後特約付貸付金
関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。

4．関係会社に対する資産及び負債

預金	64,646 百万円
短期借入金	256,501 百万円

5．会社が発行する株式の総数

普通株式	15,000,000 株
優先株式	1,767,000 株

発行済株式の総数

普通株式	5,796,000.92 株
優先株式	1,132,100 株

6．自己株式
当社が保有する自己株式の数は、普通株式963.57株であります。

7．配当制限
当社の定款の定めるところにより、優先株主に対しては、一営業年度において下記の各種優先株式の優先配当金を超えて配当することはありません。

第一種優先株式	１株につき10,500円
第二種優先株式	１株につき28,500円
第三種優先株式	１株につき13,700円
第四種優先株式	１株につき200,000円を上限として発行に際して取締役会の決議をもって定める額
第五種優先株式	１株につき200,000円を上限として発行に際して取締役会の決議をもって定める額
第六種優先株式	１株につき300,000円を上限として発行に際して取締役会の決議をもって定める額

(損益計算書関係)

1．記載金額は百万円未満を切り捨てて表示しております。

2．営業外収益のうち関係会社との取引

受取利息	9 百万円

3．販売費及び一般管理費のうち主要なものは次のとおりであります。なお、全額が一般管理費に属するものであります。

給料·手当	396 百万円
土地建物機械賃借料	112 百万円
広告宣伝費	241 百万円
委託費	91 百万円

(有価証券関係)

子会社株式及び関連会社株式で時価のあるものはありません。

(税効果会計関係)

1．繰延税金資産の発生の主な原因別の内訳

繰延税金資産	
子会社株式	1,186,226 百万円
税務上の繰越欠損金	5,947 百万円
その他	35 百万円
繰延税金資産小計	1,192,210 百万円
評価性引当額	△ 1,186,947 百万円
繰延税金資産合計	5,263 百万円
繰延税金資産の純額	5,263 百万円

2．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主な項目別の内訳

法定実効税率	42.05 %
(調整)	
受取配当金益金不算入	△ 65.47 %
評価性引当額	18.23 %
その他	0.92 %
税効果会計適用後の法人税等の負担率	△ 4.27 %

(1株当たり情報)

1株当たり純資産額	231,899円30銭
1株当たり当期純利益	18,918円33銭
潜在株式調整後1株当たり当期純利益	15,691円82銭

第１期利益処分計算書案

（金額単位　円）

科目	金額
当期未処分利益	130,605,339,692
利益処分額	33,306,812,050
第一種優先株式配当金（１株につき10,500円）	703,500,000
第二種優先株式配当金（１株につき28,500円）	2,850,000,000
第三種優先株式配当金（１株につき13,700円）	10,960,000,000
第１回第四種優先株式配当金（１株につき19,500円）	81,412,500
第２回第四種優先株式配当金（１株につき19,500円）	81,412,500
第３回第四種優先株式配当金（１株につき19,500円）	81,412,500
第４回第四種優先株式配当金（１株につき19,500円）	81,412,500
第５回第四種優先株式配当金（１株につき19,500円）	81,412,500
第６回第四種優先株式配当金（１株につき19,500円）	81,412,500
第７回第四種優先株式配当金（１株につき19,500円）	81,412,500
第８回第四種優先株式配当金（１株につき19,500円）	81,412,500
第９回第四種優先株式配当金（１株につき19,500円）	81,412,500
第10回第四種優先株式配当金（１株につき19,500円）	81,412,500
第11回第四種優先株式配当金（１株につき19,500円）	81,412,500
第12回第四種優先株式配当金（１株につき19,500円）	81,412,500
第13回第四種優先株式配当金（１株につき3,750円）	431,250,000
普通株式配当金（１株につき3,000円）	17,385,112,050
次期繰越利益	97,298,527,642


SEC MAIL PROCESSING
RECEIVED
JUN 2 3 2003
WASH. D.C. 188 SECTION

平成１４年度
決算説明資料

株式会社三井住友フィナンシャルグループ
株　式　会　社　三　井　住　友　銀　行

【　目　　次　】

ページ

平成１４年度決算の概況

項目				ページ
1．損益状況	【連結】	【単体】	…	1
2．職員一人当たり業務純益・粗利経費率		【単体】	…	3
3．国内利鞘		【単体】	…	3
4．有価証券関係損益		【単体】	…	3
5．有価証券の評価損益	【連結】	【単体】	…	4
6．デリバティブ取引（ヘッジ会計適用分）の概要		【単体】	…	5
7．退職給付関連	【連結】	【単体】	…	6
8．自己資本比率	【連結】		…	7
9．ＲＯＥ	【連結】	【単体】	…	7
10. 自己査定、開示及び償却・引当との関係		【単体】	…	8
11. リスク管理債権の状況	【連結】	【単体】	…	9
12. 貸倒引当金等の状況	【連結】	【単体】	…	10
13. リスク管理債権に対する引当率	【連結】	【単体】	…	10
14. 金融再生法開示債権と保全状況	【連結】	【単体】	…	11
（参考）不良債権のオフバランス化の実績		【単体】	…	12
15. 業種別貸出状況等		【単体】	…	14
16. 国別貸出状況等		【単体】	…	16
17. 預金、貸出金の残高等		【単体】	…	17
18. その他参考計数		【単体】	…	18
19. 役員数・従業員数の状況		【単体】	…	18
20. 店舗数の状況		【単体】	…	18
21. グループ企業の再編成				
(1) 持株会社を核とした金融グループの構築			…	19
(2) 合併承継処理の概要		【単体】	…	20
（参考）繰延税金資産計上額		【単体】	…	21
22. 平成15年度業績予想	【連結】	【単体】	…	22
（参考）経常収益・経常費用の内訳		【単体】	…	23

（注）1. 【連結】は、平成14年度については三井住友フィナンシャルグループの連結の計数を表示しております。平成13年度については三井住友銀行の連結の計数を表示しており、旧わかしお銀行の計数を含んでおります。

2. 【三井住友銀行単体】は、平成13年度については旧三井住友銀行と旧わかしお銀行の単純合算計数を、平成14年度の損益項目については合併前の旧三井住友銀行（平成14年4月1日～平成15年3月16日）の計数を含めて表示しております。

平成１４年度決算の概況

１．損益状況

【三井住友銀行単体】　（百万円）

		14年度	13年度比	13年度
業務粗利益	1	1,760,684	△ 104,195	1,864,879
（除く国債等債券損益）	2	(1,625,025)	(△ 172,719)	(1,797,744)
国内業務粗利益	3	1,252,898	△ 14,782	1,267,680
（除く国債等債券損益）	4	(1,180,843)	(△ 30,905)	(1,211,748)
資金利益	5	1,025,797	△ 64,059	1,089,856
信託報酬	6	7	7	－
役務取引等利益	7	152,849	30,341	122,508
特定取引利益	8	2,496	1,492	1,004
その他業務利益	9	71,747	17,439	54,308
（うち国債等債券損益）	10	(72,054)	(16,123)	(55,931)
国際業務粗利益	11	507,785	△ 89,413	597,198
（除く国債等債券損益）	12	(444,181)	(△ 141,815)	(585,996)
資金利益	13	197,539	△ 199,642	397,181
役務取引等利益	14	41,816	△ 1,187	43,003
特定取引利益	15	193,504	73,220	120,284
その他業務利益	16	74,925	38,198	36,727
（うち国債等債券損益）	17	(63,604)	(52,402)	(11,202)
経費（除く臨時処理分）	18	△ 647,040	31,353	△ 678,393
人件費	19	△ 253,907	22,546	△ 276,453
物件費	20	△ 357,682	12,141	△ 369,823
税金	21	△ 35,450	△ 3,335	△ 32,115
業務純益（一般貸倒引当金繰入前）	22	1,113,643	△ 72,841	1,186,484
（除く国債等債券損益）	23	(977,984)	(△ 141,366)	(1,119,350)
一般貸倒引当金繰入額	24	△ 238,132	266,531	△ 504,663
業務純益	25	875,511	193,690	681,821
うち国債等債券損益	26	135,659	68,526	67,133
臨時損益	27	△1,472,700	△ 269,251	△1,203,449
（貸倒償却引当費用）	28	(△1,074,517)	(471,682)	注2 (△1,546,199)
貸出金償却	29	△ 284,418	945	△ 285,363
個別貸倒引当金繰入額	30	△ 375,359	288,601	△ 663,960
債権売却損失引当金繰入額	31	△ 15,245	21,789	△ 37,034
共同債権買取機構売却損	32	△ 16,370	△ 8,007	△ 8,363
延滞債権売却損等	33	△ 148,870	△ 98,281	△ 50,589
特定海外債権引当勘定繰入額	34	3,879	△ 667	4,546
（一般貸倒引当金繰入額）	35	(△ 238,132)	(266,531)	(△ 504,663)
株式等損益	36	△ 635,708	△ 504,951	△ 130,757
株式等売却益	37	51,205	△ 3,051	54,256
株式等売却損	38	△ 159,448	△ 105,142	△ 54,306
株式等償却	39	△ 527,465	△ 396,757	△ 130,708
外形標準事業税	40	△ 7,811	22,189	△ 30,000
その他臨時損益	41	7,204	9,130	△ 1,926
経常利益	42	△ 597,188	△ 75,559	△ 521,629
特別損益	43	△ 73,799	△ 58,814	△ 14,985
うち動産不動産処分損益	44	△ 26,169	△ 11,835	△ 14,334
動産不動産処分益	45	5,498	1,129	4,369
動産不動産処分損	46	△ 31,668	△ 12,964	△ 18,704
うち退職給付会計基準変更時差異償却	47	△ 20,167	－	△ 20,167
税引前当期利益	48	△ 670,988	△ 134,373	△ 536,615
法人税、住民税及び事業税	49	△ 40,299	△ 7,540	△ 32,759
法人税等調整額	50	232,983	△ 13,539	246,522
当期利益	51	△ 478,304	△ 155,452	△ 322,852

(注) 1. 記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

2. 特別損益に計上した貸倒償却引当費用△770百万円（旧わかしお銀行分）を含めて表示しております。

【連結】

（百万円）

		14年度	13年度比	13年度
連結粗利益	1	2,184,006	106,325	2,077,681
資金利益	2	1,399,504	△ 50,279	1,449,783
信託報酬	3	7	7	—
役務取引等利益	4	352,900	33,368	319,532
特定取引利益	5	205,770	76,338	129,432
その他業務利益	6	225,823	46,891	178,932
営業経費	7	△ 889,237	46,316	△ 935,553
貸倒償却引当費用	8	△1,200,904	502,459	△1,703,363
貸出金償却	9	△ 364,605	27,318	△ 391,923
個別貸倒引当金繰入額	10	△ 407,963	273,494	△ 681,457
一般貸倒引当金繰入額	11	△ 250,636	276,809	△ 527,445
その他	12	△ 177,698	△ 75,161	△ 102,537
株式等損益	13	△ 621,526	△ 603,718	△ 17,808
持分法による投資損益	14	5,718	2,754	2,964
その他	15	6,193	10,740	△ 4,547
経常利益	16	△ 515,749	64,879	△ 580,628
特別損益	17	△ 75,164	△ 51,454	△ 23,710
税金等調整前当期純利益	18	△ 590,914	13,424	△ 604,338
法人税、住民税及び事業税	19	△ 66,068	35,792	△ 101,860
法人税等調整額	20	225,190	△ 64,115	289,305
少数株主利益	21	△ 33,567	13,426	△ 46,993
当期純利益	22	△ 465,359	△ 1,472	△ 463,887

(注) 連結粗利益＝(資金運用収益－資金調達費用)＋信託報酬＋(役務取引等収益－役務取引等費用)
＋(特定取引収益－特定取引費用)＋(その他業務収益－その他業務費用)

（参考）

（億円）

連結業務純益	23	11,310	1,391	9,919

(注)連結業務純益＝三井住友銀行業務純益(一般貸倒引当金繰入前)＋他の連結会社の経常利益(臨時要因調整後)
＋持分法適用会社経常利益×持分割合-内部取引(配当等)

（連結対象会社数）

（社）

		15年３月末	14年３月末比	14年３月末
連結子会社数	24	170	26	144
持分法適用会社数	25	47	9	38

2．職員一人当たり業務純益・粗利経費率【三井住友銀行単体】

（百万円、％）

	14年度	13年度比	13年度
業務純益（一般貸倒引当金繰入前）	1,113,643	△ 72,841	1,186,484
職員一人当たり（千円）	50,459	1,115	49,344
業　務　純　益	875,511	193,690	681,821
職員一人当たり（千円）	39,669	11,313	28,356
業務純益（一般貸倒繰入前・除く国債等債券損益）	977,984	△ 141,366	1,119,350
職員一人当たり（千円）	44,312	△ 2,240	46,552

	14年度	13年度比	13年度
粗　利　経　費　率	36.7	0.3	36.4

（注）1. 職員は、執行役員（取締役兼務者は除く）及び海外の現地採用者を含み、臨時雇員、嘱託及び出向者を除いております。
2. 職員一人当たり算出の職員数は、平均人員数。
3. 粗利経費率＝経費（除く臨時処理分）／業務粗利益

3．国内利鞘【三井住友銀行単体】

（％）

	14年度	14年度下期	上期比	13年度
資金運用利回（A）	1.47	1.49	＋ 0.02	1.54
貸出金利回（C）	1.73	1.72	△ 0.01	1.84
有価証券利回	0.65	0.60	△ 0.10	0.90
資金調達原価（B）	0.88	0.89	＋ 0.02	0.98
資金調達利回	0.10	0.10	0.00	0.16
預金等利回（D）	0.04	0.03	△ 0.01	0.08
外部負債利回	0.20	0.22	＋ 0.03	0.27
経費率	0.78	0.79	＋ 0.02	0.82
総資金利鞘（A）－（B）	0.59	0.60	0.00	0.56
預貸金利鞘（C）－（D）	1.69	1.69	0.00	1.76

（参考）法人向け貸金利鞘適正化への取組み状況（行内管理ベース）

（％）

	14年度利鞘改善幅
中堅・中小企業向け貸金	＋ 0.24
利鞘適正化対象貸金	＋ 0.40
大企業向け貸金	＋ 0.13
法人営業部門貸金計	＋ 0.22

4．有価証券関係損益【三井住友銀行単体】

（百万円）

	14年度	13年度比	13年度
国債等債券損益	135,659	68,526	67,133
売却益	174,871	48,658	126,213
売却損	△ 37,034	13,510	△ 50,544
償還益	－	△ 1	1
償還損	△ 8	2,823	△ 2,831
償却	△ 2,169	3,535	△ 5,704

	14年度	13年度比	13年度
株式等損益	△ 635,708	△ 504,951	△ 130,757
売却益	51,205	△ 3,051	54,256
売却損	△ 159,448	△ 105,142	△ 54,306
償却	△ 527,465	△ 396,757	△ 130,708

5．有価証券の評価損益

（1）有価証券の評価基準

売買目的有価証券		時価法（評価差額を損益処理）
満期保有目的有価証券		償却原価法
その他有価証券	時価のあるもの	時価法（評価差額を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法
子会社株式及び関連会社株式		原価法

（参考）金銭の信託中の有価証券

運用目的の金銭の信託		時価法（評価差額を損益処理）
その他の金銭の信託	時価のあるもの	時価法（評価差額を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法

（2）評価損益

【三井住友銀行単体】　（百万円）

	15年3月末				14年3月末		
	評価損益				評価損益		
		14年3月末比	評価益	評価損		評価益	評価損
満期保有目的	3,803	2,657	3,909	△ 105	1,146	1,165	△ 19
子会社・関連会社株式	△ 20,428	△ 20,327	624	△ 21,052	△ 101	12,740	△ 12,841
その他有価証券	△ 17,857	464,556	257,680	△ 275,537	△ 482,413	244,628	△ 727,042
株式	△ 152,354	348,352	105,269	△ 257,624	△ 500,706	181,134	△ 681,841
債券	108,712	71,138	112,417	△ 3,705	37,574	55,768	△ 18,195
その他	25,785	45,066	39,993	△ 14,207	△ 19,281	7,723	△ 27,005
その他の金銭の信託	△ 44	3,781	510	△ 555	△ 3,825	135	△ 3,960
合　計	△ 34,526	450,667	262,725	△ 297,251	△ 485,193	258,669	△ 743,864
株式	△ 172,782	328,026	105,894	△ 278,677	△ 500,808	193,875	△ 694,683
債券	111,528	73,523	115,234	△ 3,705	38,005	56,200	△ 18,195
その他	26,727	49,118	41,597	△ 14,869	△ 22,391	8,593	△ 30,985

（注）1．「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権も含めております。

2．株式のうち子会社・関連会社株式に該当しないものについては期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。

3．その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

4．15年3月末の評価損益については、合併に伴って実施した有価証券含み損の財務処理後の計数を記載しております。なお、合併承継処理の概要につきましては、21.(2)をご参照ください。

【連結】　（百万円）

	15年3月末				14年3月末		
	評価損益				評価損益		
		14年3月末比	評価益	評価損		評価益	評価損
満期保有目的	5,882	4,990	5,988	△ 105	892	1,262	△ 370
その他有価証券	△ 30,643	464,864	272,943	△ 303,587	△ 495,507	260,042	△ 755,549
株式	△ 165,442	343,863	112,952	△ 278,395	△ 509,305	192,620	△ 701,926
債券	111,164	74,705	117,093	△ 5,928	36,459	58,810	△ 22,351
その他	23,634	46,295	42,897	△ 19,263	△ 22,661	8,610	△ 31,271
その他の金銭の信託	△ 44	3,781	510	△ 555	△ 3,825	135	△ 3,960
合　計	△ 24,805	473,635	279,443	△ 304,248	△ 498,440	261,440	△ 759,881
株式	△ 165,442	343,863	112,952	△ 278,395	△ 509,305	192,620	△ 701,926
債券	116,016	79,382	121,945	△ 5,928	36,634	59,303	△ 22,669
その他	24,620	50,389	44,545	△ 19,925	△ 25,769	9,515	△ 35,284

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めております。

2. 株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。

3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

6. デリバティブ取引（ヘッジ会計適用分）の概要【三井住友銀行単体】

（億円）

	15年3月末				14年3月末			
	資産	負債	ネット評価損益	ネット繰延利益	資産	負債	ネット評価損益	ネット繰延利益
金利スワップ	3,985	1,752	2,233	1,173	7,500	2,843	4,657	988
通貨スワップ	4,195	4,080	115	96	4,380	4,141	239	173
その他	589	315	274	289	357	406	△ 49	△ 231
合計	8,769	6,147	2,622	1,558	12,237	7,390	4,847	930

（注）1.デリバティブ取引については、「金利スワップの特例処理」を適用しているものを除き、時価をもって貸借対照表価額としております。
2.ヘッジ会計の方法として、主にマクロヘッジの一手法である「リスク調整アプローチ」を適用し、繰延ヘッジ会計処理を行っております。

（補足）金利スワップ（繰延ヘッジ会計適用分）の残存期間別想定元本は以下のとおりであります。

（億円）

	15年3月末				14年3月末			
	1年以内	1年超5年以内	5年超	合計	1年以内	1年超5年以内	5年超	合計
受取固定・支払変動	200,631	221,880	65,887	488,398	269,898	238,946	27,543	536,387
受取変動・支払固定	120,756	145,976	35,098	301,830	157,862	95,303	28,014	281,179
受取変動・支払変動	52	8,666	845	9,563	1,335	6,515	2,451	10,301
金利ｽﾜｯﾌﾟ想定元本合計	321,439	376,522	101,830	799,791	429,095	340,764	58,008	827,867

7．退職給付関連

（1）退職給付債務残高

【三井住友銀行単体】　　（百万円）

		15年３月末	14年３月末比	14年３月末
退職給付債務残高	(A)	1,104,255	22,572	1,081,683
（割引率）		（　3.0%）	（－）	（　3.0%）
年金資産時価総額	(B)	706,502	△　28,431	734,933
退職給付引当金	(C)	72,816	△　47,999	120,815
前払年金費用	(D)	－	－	－
会計基準変更時差異の未処理額	(E)	40,335	△　20,167	60,502
未認識過去勤務債務（債務の減額）	(F)	△　52,701	6,394	△　59,095
未認識数理計算上の差異	(A-B-C+D-E-F)	337,302	112,776	224,526

（注）14年３月末の割引率は、旧三井住友銀行の計数を表示しております。

（参考）【連結】　　（百万円）

		15年３月末	14年３月末比	14年３月末
退職給付債務残高	(A)	1,164,570	△　11,389	1,175,959
年金資産時価総額	(B)	723,175	△　53,913	777,088
退職給付引当金	(C)	101,408	△　46,564	147,972
前払年金費用	(D)	－	△　27	27
会計基準変更時差異の未処理額	(E)	44,087	△　26,193	70,280
未認識過去勤務債務（債務の減額）	(F)	△　53,218	7,489	△　60,707
未認識数理計算上の差異	(A-B-C+D-E-F)	349,118	107,765	241,353

（2）退職給付費用

【三井住友銀行単体】　　（百万円）

	14年度	13年度比	13年度
退職給付費用	65,248	13,020	52,228
勤務費用	21,782	377	21,405
利息費用	32,394	△　2,938	35,332
期待運用収益	△　31,056	2,077	△　33,133
会計基準変更時差異処理額（５年均等償却）	20,167	－	20,167
過去勤務債務の損益処理額	△　6,394	△　1,542	△　4,852
数理計算上の差異の損益処理額	22,954	17,937	5,017
その他	5,400	△　2,890	8,290

（参考）【連結】　　（百万円）

	14年度	13年度比	13年度
退職給付費用	79,650	15,097	64,553

8．自己資本比率【連結】

（億円、％）

	15年3月末［速報値］	14年3月末比	14年3月末
（1）自己資本比率	10.10	△ 0.35	10.45
（2）Tier Ⅰ	32,559	△ 4,635	37,194
うちその他有価証券の評価差損	△ 242	2,806	△ 3,048
（3）Tier Ⅱ	29,616	△ 5,432	35,048
①Tier Ⅱに算入された有価証券含み益	－	－	－
②Tier Ⅱに算入された土地再評価差額金	717	△ 112	829
③Tier Ⅱに算入された一般貸倒引当金	7,396	△ 1,048	8,444
④Tier Ⅱに算入された劣後ローン（社債）残高	21,503	△ 4,272	25,775
（4）控除項目	2,386	753	1,633
（5）自己資本（2）＋（3）－（4）	59,789	△ 10,819	70,608
（6）リスクアセット	591,668	△ 83,812	675,480

9．ROE

【三井住友銀行単体】

（％）

	14年度	13年度比	13年度 旧三井住友銀行	13年度 旧わかしお銀行
業務純益（一般貸倒引当金繰入前）ベース	76.0		53.6	15.2
業務純益ベース	59.5		30.5	14.7
当期利益ベース	△ 34.1		△ 15.5	0.0

【連結】

（％）

	14年度	13年度比	13年度
当期純利益ベース	△ 43.0	△ 20.8	△ 22.2

（注）ROE＝（当期利益等 － 優先株式配当金総額）／｛（期首株主資本－期首発行済優先株式数×発行価額）＋（期末株主資本－期末発行済優先株式数×発行価額）｝÷2 × 100

（％）

	14年度	13年度比	13年度
連結ベースＲＯＥ（完全希薄化後）	△ 17.4	△ 3.7	△ 13.7

（注）連結ベースＲＯＥ：普通株主資本に転換型優先株式、強制交換劣後債を含めた完全希薄化後

１０．自己査定、開示及び償却・引当との関係【三井住友銀行単体】

＜15年3月末現在＞　　（億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	II分類	III分類	IV分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 5,249① (14年3月末比 +266)	担保・保証等により回収可能部分 5,078(イ)		全額引当 171	全額償却 (注１)	個別貸倒引当金 238 (注２)	100% (注３)
破綻懸念先	危険債権 21,295② (14年3月末比 △8,528)	担保・保証等により回収可能部分 9,594(ロ)		必要額を引当 11,701		9,262 (注２)	79.2% (注３)
要注意先	要管理債権 26,069③ (14年3月末比 +1,672) (要管理先債権)	要管理債権中の担保・保証等による保全部分 10,784(ハ)				要管理債権に対する一般貸倒引当金 5,409	33.7% (注３) 21.4% (注３)
	正常債権 573,134	要管理先債権以外の要注意先債権				一般貸倒引当金 11,132	6.0% [12.8%] (注４)
正常先		正常先債権					0.2% (注４)

特定海外債権引当勘定 116

総計 625,747④				
A＝①+②+③	B 担保・保証等により回収可能部分 (イ+ロ+ハ)	C 左記以外 (A－B)	D 個別貸倒引当金＋要管理債権に対する一般貸倒引当金 (注２)	引当率 (注５) D/C
52,613⑤ (14年3月末比 △6,590) ＜不良債権比率 (⑤/④)8.4%＞	25,456	27,157	14,909	54.9%

保全率＝（B＋D）／A　76.7%

（注１）　直接減額 9,540億円を含む。
（注２）　金融再生法開示対象外の資産に対する引当を一部含む（破綻先・実質破綻先　67億円、破綻懸念先　92億円）。
（注３）　「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」及び「要注意先債権（要管理先債権を含む）」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率。
（注４）　「正常先債権」及び「要管理先債権以外の要注意先債権」は、債権額に対する引当率。但し、「要管理先債権以外の要注意先債権」について、[　]内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を記載。
（注５）　担保・保証等により回収可能部分控除後債権に対する引当率。

１１．リスク管理債権の状況

【三井住友銀行単体】　（百万円）

		15年３月末	14年３月末比	14年３月末
リスク管理債権	破綻先債権	172,403	△ 24,700	197,103
	延滞債権	2,390,173	△ 809,504	3,199,677
	３カ月以上延滞債権	114,756	22,144	92,612
	貸出条件緩和債権	2,492,199	145,001	2,347,198
	合計	5,169,531	△ 667,061	5,836,592
	直接減額実施額	925,485	△ 455,322	1,380,807
貸出金残高（末残）		57,282,365	△3,019,954	60,302,319

（％）

		15年３月末	14年３月末比	14年３月末
貸出金残高比	破綻先債権	0.3	0.0	0.3
	延滞債権	4.2	△ 1.1	5.3
	３カ月以上延滞債権	0.2	0.0	0.2
	貸出条件緩和債権	4.4	0.5	3.9
	合計	9.0	△ 0.7	9.7

【連結】　（百万円）

		15年３月末	14年３月末比	14年３月末
リスク管理債権	破綻先債権	201,392	△ 26,092	227,484
	延滞債権	2,710,164	△ 889,586	3,599,750
	３カ月以上延滞債権	130,353	27,591	102,762
	貸出条件緩和債権	2,728,791	174,420	2,554,371
	合計	5,770,700	△ 713,667	6,484,367
	直接減額実施額	1,273,360	△ 495,480	1,768,840
貸出金残高（末残）		61,082,946	△2,562,640	63,645,586

（％）

		15年３月末	14年３月末比	14年３月末
貸出金残高比	破綻先債権	0.3	△ 0.1	0.4
	延滞債権	4.4	△ 1.3	5.7
	３カ月以上延滞債権	0.2	0.0	0.2
	貸出条件緩和債権	4.5	0.5	4.0
	合計	9.4	△ 0.8	10.2

１２．貸倒引当金等の状況

【三井住友銀行単体】（百万円）

	15年３月末	14年３月末比	14年３月末
貸倒引当金	2,074,797	98,005	1,976,792
一般貸倒引当金	1,113,235	238,132	875,103
個別貸倒引当金	949,996	△ 136,246	1,086,242
特定海外債権引当勘定	11,566	△ 3,879	15,445
直接減額実施額	954,041	△ 458,173	1,412,214
債権売却損失引当金	17,169	△ 63,981	81,150

【連結】（百万円）

	15年３月末	14年３月末比	14年３月末
貸倒引当金	2,243,542	83,893	2,159,649
一般貸倒引当金	1,173,927	244,466	929,461
個別貸倒引当金	1,058,048	△ 156,685	1,214,733
特定海外債権引当勘定	11,566	△ 3,888	15,454
直接減額実施額	1,324,459	△ 499,815	1,824,274
債権売却損失引当金	20,665	△ 65,706	86,371

１３．リスク管理債権に対する引当率

【三井住友銀行単体】（％）

	15年３月末	14年３月末比	14年３月末
直接減額実施前	49.7	2.7	47.0
直接減額実施後	40.1	6.2	33.9

【連結】（％）

	15年３月末	14年３月末比	14年３月末
直接減額実施前	50.7	2.4	48.3
直接減額実施後	38.9	5.6	33.3

（注）リスク管理債権に対する引当率＝貸倒引当金／リスク管理債権

１４．金融再生法開示債権と保全状況

【三井住友銀行単体】

（百万円、％）

	15年３月末	14年３月末比	14年３月末
破産更生債権及びこれらに準ずる債権	524,889	26,626	498,263
危険債権	2,129,501	△ 852,772	2,982,273
要管理債権	2,606,955	167,145	2,439,810
合計（A）	5,261,345	△ 659,002	5,920,347
正常債権	57,313,355	△3,600,943	60,914,298
総計（B）	62,574,700	△4,259,945	66,834,645
不良債権比率（A／B）	8.4	△ 0.5	8.9
直接減額実施額	954,041	△ 458,173	1,412,214

(注)金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

（百万円）

	15年３月末	14年３月末比	14年３月末
保全額（C）	4,036,463	△ 502,763	4,539,226
貸倒引当金（注）（D）	1,490,852	113,549	1,377,303
特定債務者引当金	-	―	-
担保保証等（E）	2,545,611	△ 616,311	3,161,922

(注)貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額を計上しております。

（％）

	15年３月末	14年３月末比	14年３月末
保全率（C）／（A）	76.7	0.0	76.7
貸倒引当金総額を分子に算入した場合の保全率	87.8	1.0	86.8

（％）

	15年３月末	14年３月末比	14年３月末
担保保証等控除後の開示債権に対する引当率（D）／（A－E）	54.9	5.0	49.9
貸倒引当金総額を分子に算入した場合の引当率	76.4	4.7	71.7

【連結】

（百万円、％）

	15年３月末	14年３月末比	14年３月末
破産更生債権及びこれらに準ずる債権	655,976	17,740	638,236
危険債権	2,340,207	△ 923,213	3,263,420
要管理債権	2,857,590	191,521	2,666,069
合計（A）	5,853,773	△ 713,952	6,567,725
正常債権	59,330,555	△2,565,869	61,896,424
総計（B）	65,184,328	△3,279,821	68,464,149
不良債権比率（A／B）	9.0	△ 0.6	9.6

（百万円）

	15年３月末	14年３月末比	14年３月末
保全額（C）	4,460,614	△ 482,481	4,943,095
貸倒引当金（D）	1,569,412	175,092	1,394,320
特定債務者引当金	―	―	―
担保保証等（E）	2,891,202	△ 657,573	3,548,775

（％）

	15年３月末	14年３月末比	14年３月末
保全率（C）／（A）	76.2	0.9	75.3
貸倒引当金総額を分子に算入した場合の保全率	87.7	0.8	86.9

（％）

	15年３月末	14年３月末比	14年３月末
担保保証等控除後の開示債権に対する引当率（D）／（A－E）	53.0	6.8	46.2
貸倒引当金総額を分子に算入した場合の引当率	75.7	4.2	71.5

(参考)不良債権のオフバランス化の実績【三井住友銀行単体】

1. 12年度上期以前発生分

(1)破綻懸念先以下(金融再生法基準)の債権残高

(億円)

	12年度上期末	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	増減
破産更生等債権	6,530	4,752	3,795	2,833	2,403	1,445	△ 958
危険債権	25,948	13,616	10,557	8,483	6,611	2,556	△ 4,055
合計	32,478	18,368	14,352	11,316	9,014	4,001	△ 5,013
						(A)	(B)

(注)14年度下期末残高には、オフバランス化につながる措置を講じたもの1,512億円が含まれている。
オフバランス化につながる措置とは、法的整理、法的整理に準ずる措置、グッドカンパニー・バッドカンパニーへの会社分割、個人・中小企業向け小口債権の部分直接償却、企業の再生等を信託の目的とし信託終了までにオフバランス化が図られるRCCへの信託を指す。

(2)オフバランス化の実績

(億円)

	14年度下期
清算型処理	△ 489
再建型処理	△ 113
再建型処理に伴う業況改善	-
債権流動化	△ 8,196
直接償却	5,139
その他	△ 1,354
回収・返済等	△ 703
業況改善	△ 651
合計	△ 5,013 (B)

(注)1. 「清算型処理」とは、清算型倒産手続(破産、特別清算)による債権切捨て・債権償却をいう。
2. 「再建型処理」とは、再建型倒産手続(会社更生、民事再生、和議、会社整理)による債権切捨て、特定調停等民事調停による債権放棄及び私的整理による債権放棄をいう。
3. 「再建型処理に伴う業況改善」は13年3月期の公表においては、「その他」に計上していた。

2. 12年度下期発生分

(1)破綻懸念先以下(金融再生法基準)の債権残高

(億円)

	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	増減
破産更生等債権	1,188	1,422	577	521	290	△ 231
危険債権	5,926	2,697	1,452	1,127	819	△ 308
合計	7,114	4,119	2,029	1,648	1,109	△ 539
					(C)	(D)

(注)14年度下期末残高には、オフバランス化につながる措置を講じたもの234億円が含まれている。

(2)オフバランス化の実績

(億円)

	14年度下期
清算型処理	△ 16
再建型処理	△ 56
再建型処理に伴う業況改善	-
債権流動化	△ 758
直接償却	458
その他	△ 167
回収・返済等	△ 129
業況改善	△ 38
合計	△ 539 (D)

3. 13年度上期発生分

(1)破綻懸念先以下(金融再生法基準)の債権残高

(億円)

	13年度上期末	13年度下期末	14年度上期末	14年度下期末	増減
破産更生等債権	566	766	660	417	△ 243
危険債権	3,325	2,369	1,631	995	△ 636
合計	3,891	3,135	2,291	1,412	△ 879
				(E)	(F)

(注)14年度下期末残高には、オフバランス化につながる措置を講じたもの319億円が含まれている。

(2)オフバランス化の実績

(億円)

	14年度下期
清算型処理	△ 10
再建型処理	△ 58
再建型処理に伴う業況改善	-
債権流動化	△ 145
直接償却	△ 105
その他	△ 561
回収・返済等	△ 496
業況改善	△ 65
合計	△ 879 (F)

4. 13年度下期発生分

(1)破綻懸念先以下(金融再生法基準)の債権残高

(億円)

	13年度下期末	14年度上期末	14年度下期末	増 減
破産更生等債権	806	964	605	△ 359
危険債権	17,519	11,315	7,295	△ 4,020
合計	18,325	12,279	7,900	△ 4,379
			(G)	(H)

(注)14年度下期末残高には、オフバランス化につながる措置を講じたもの561億円が含まれている。

(2)オフバランス化の実績

(億円)

	14年度下期
清算型処理	△ 5
再建型処理	△ 938
再建型処理に伴う業況改善	△ 427
債権流動化	△ 100
直接償却	△ 165
その他	△ 2,744
回収・返済等	△ 1,111
業況改善	△ 1,633
合計	△ 4,379 (H)

5. 14年度上期発生分

(1)破綻懸念先以下(金融再生法基準)の債権残高

(億円)

	14年度上期末	14年度下期末	増 減
破産更生等債権	645	2,048	1,403
危険債権	4,839	1,536	△ 3,303
合計	5,484	3,584	△ 1,900
		(I)	(J)

(注)14年度下期末残高には、オフバランス化につながる措置を講じたもの1,077億円が含まれている。

(2)オフバランス化の実績

(億円)

	14年度下期
清算型処理	-
再建型処理	△ 77
再建型処理に伴う業況改善	-
債権流動化	△ 47
直接償却	△ 1,095
その他	△ 681
回収・返済等	△ 621
業況改善	△ 60
合計	△ 1,900 (J)

(参考)オフバランス化の実績(平成14年度下期合計)

(億円)

	14年度下期
清算型処理	△ 520
再建型処理	△ 1,242
再建型処理に伴う業況改善	△ 427
債権流動化	△ 9,246
直接償却	4,232
その他	△ 5,507
回収・返済等	△ 3,060
業況改善	△ 2,447
合計	△ 12,710

(B)+(D)+(F)+(H)+(J)

6. 14年度下期発生分

破綻懸念先以下(金融再生法基準)の債権残高

(億円)

	14年度下期末
破産更生等債権	444
危険債権	8,094
合計	8,538 (K)

(注)14年度下期末残高には、オフバランス化につながる措置を講じたもの407億円が含まれている。

○破綻懸念先以下(金融再生法基準)の債権残高推移

(億円)

	12年度上期末	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	増 減
破産更生等債権	6,530	5,940	5,783	4,982	5,193	5,249	56
危険債権	25,948	19,541	16,579	29,823	25,523	21,295	△ 4,228
合計	32,478	25,481	22,362	34,805	30,716	26,544	△ 4,172

１５．業種別貸出状況等 【三井住友銀行単体】

（１）業種別貸出金

（百万円）

	15年３月末	
		うちリスク管理債権
国内店分（除く特別国際金融取引勘定）	53,795,885	5,045,798
製造業	6,031,262	219,954
第一次産業	192,795	4,570
建設業	2,385,278	688,800
運輸･情報通信･公益事業	2,968,971	134,852
卸売・小売業	5,812,485	533,638
金融・保険業	5,419,634	166,084
不動産業	8,240,327	2,052,350
各種サービス業	5,622,703	949,154
地方公共団体	508,144	-
その他	16,614,280	296,396
海外店分及び特別国際金融取引勘定分	3,486,479	123,733
政府等	119,468	11,639
金融機関	236,116	1,422
商工業	2,945,122	110,672
その他	185,772	-
合計	57,282,365	5,169,531

（百万円）

	14年３月末	
		うちリスク管理債権
国内店分（除く特別国際金融取引勘定）	54,863,439	5,691,294
製造業	7,531,964	317,433
第一次産業	183,762	5,215
建設業	2,871,745	1,014,604
運輸・通信・その他公益事業	2,849,799	65,699
卸売・小売業・飲食店	7,210,408	728,764
金融・保険業	5,269,537	216,911
不動産業	8,612,718	2,043,461
サービス業	6,409,089	1,003,371
地方公共団体	337,572	-
その他	13,586,834	295,836
海外店分及び特別国際金融取引勘定分	5,438,880	145,298
政府等	182,437	13,580
金融機関	372,246	2,963
商工業	4,689,758	128,755
その他	194,437	-
合計	60,302,319	5,836,592

(注) 1. 第一次産業には、農業･林業･漁業･鉱業を含めております。(以下同様)

2. 平成14年3月7日付総務省告示第139号により「日本標準産業分類」が改訂され、同年10月1日から適用されたことに伴い、「国内店分(除く特別国際金融取引勘定)」に係る各業種別の貸出金残高は、平成14年3月末は改訂前の日本標準産業分類の区分に基づき、平成15年3月末は改訂後の日本標準産業分類の区分に基づき記載しております。(以下同様)

（２）業種別金融再生法開示債権及び引当率

（百万円、％）

	15年３月末	引当率
国内店分（除く特別国際金融取引勘定）	5,111,997	54.3
製造業	222,098	46.7
第一次産業	4,571	47.3
建設業	721,706	65.7
運輸·情報通信·公益事業	135,717	37.5
卸売・小売業	539,974	41.2
金融・保険業	168,045	54.3
不動産業	2,057,619	57.3
各種サービス業	961,731	48.6
地方公共団体	―	―
その他	300,536	71.9
海外店分及び特別国際金融取引勘定分	149,348	58.4
政府等	11,639	27.9
金融機関	1,422	―
商工業	136,287	62.6
その他	―	―
合計	5,261,345	54.9

（百万円、％）

	14年３月末	引当率
国内店分（除く特別国際金融取引勘定）	5,753,026	49.9
製造業	320,493	36.7
第一次産業	5,218	64.2
建設業	1,035,509	53.9
運輸・通信・その他公益事業	66,985	49.7
卸売・小売業・飲食店	740,024	60.3
金融・保険業	219,324	26.6
不動産業	2,047,293	42.7
サービス業	1,006,380	55.9
地方公共団体	―	―
その他	311,800	76.5
海外店分及び特別国際金融取引勘定分	167,321	51.1
政府等	13,580	21.8
金融機関	2,963	65.1
商工業	150,778	55.3
その他	―	―
合計	5,920,347	49.9

（注）1. 金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
2. 引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。

（３）消費者ローン残高

（百万円）

	15年３月末	14年３月末比	14年３月末
消費者ローン残高	13,665,876	77,650	13,588,226
住宅ローン残高	12,339,291	279,096	12,060,195
うち自己居住用の住宅ローン残高	8,346,632	440,959	7,905,673
その他ローン残高	1,326,585	△ 201,446	1,528,031

（４）中小企業等に対する貸出金

（百万円、％）

	15年３月末	14年３月末比	14年３月末
中小企業等貸出金残高	36,733,241	△2,391,077	39,124,318
中小企業等貸出金比率	68.3	△ 3.0	71.3

（注）貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。

１６．国別貸出状況等　【三井住友銀行単体】

（１）特定海外債権残高

（百万円、ヶ国）

	15年３月末	14年３月末比	14年３月末
債権額	108,077	△　44,223	152,300
対象国数	9	－	9

（２）貸出金の主要地域別残高

①アジア主要国向け

（百万円）

	15年３月末	14年３月末比	14年３月末
インドネシア	111,459	△　45,916	157,375
うちリスク管理債権	36,181	△　2,923	39,104
タイ	202,213	△　106,409	308,622
うちリスク管理債権	20,218	7,295	12,923
韓国	165,163	3,623	161,540
うちリスク管理債権	353	△　681	1,034
香港	246,017	△　89,747	335,764
うちリスク管理債権	8,120	△　5,838	13,958
中国	129,464	△　13,408	142,872
うちリスク管理債権	2,669	△　9,324	11,993
シンガポール	223,102	△　7,989	231,091
うちリスク管理債権	119	△　277	396
インド	35,339	△　16,520	51,859
うちリスク管理債権	5,137	370	4,767
マレーシア	63,957	△　13,219	77,176
うちリスク管理債権	645	△　2,290	2,935
パキスタン	3,297	△　1,880	5,177
うちリスク管理債権	1,365	△　815	2,180
その他	50,133	△　3,099	53,232
うちリスク管理債権	－	－	－
合　　計	1,230,147	△　294,566	1,524,713
うちリスク管理債権	74,807	△　14,483	89,290

（注）債務者所在国を基準に集計しております。（以下同様）

②中南米主要国向け

（百万円）

	15年３月末	14年３月末比	14年３月末
チリ	5,534	△　1,692	7,226
うちリスク管理債権	－	－	－
コロンビア	11,087	△　8,714	19,801
うちリスク管理債権	823	△　169	992
メキシコ	18,411	△　1,751	20,162
うちリスク管理債権	721	△　237	958
アルゼンチン	1,544	△　814	2,358
うちリスク管理債権	－	－	－
ブラジル	36,760	△　26,362	63,122
うちリスク管理債権	－	－	－
ベネズエラ	9,263	△　2,083	11,346
うちリスク管理債権	－	－	－
パナマ	171,756	△　42,237	213,993
うちリスク管理債権	－	－	－
その他	1,050	△　95	1,145
うちリスク管理債権	124	△　13	137
合　　計	255,409	△　83,747	339,156
うちリスク管理債権	1,668	△　419	2,087

③ロシア向け

（百万円）

	15年３月末	14年３月末比	14年３月末
ロシア	5,423	1,648	3,775
うちリスク管理債権	－	－	－

（３）金融再生法開示債権の地域別構成

（百万円、％）

	15年３月末	引当率	14年３月末比	14年３月末
海外店分及び特別国際金融取引勘定分	149,348	58.4	△ 17,973	167,321
アジア	89,380	49.0	△ 14,222	103,602
インドネシア	36,181	42.2	△ 4,595	40,776
香港	12,208	60.0	△ 3,759	15,967
インド	7,648	65.3	641	7,007
中国	2,688	58.3	△ 9,614	12,302
その他	30,655	51.2	3,105	27,550
北米	50,537	87.2	4,115	46,422
中南米	7,785	65.1	5,698	2,087
西欧	1,646	65.4	△ 9,735	11,381
東欧	－	－	△ 3,829	3,829

（注）1. 金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
2. 引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。
3. 債権額は債務者所在国を基準に集計しております。

１７．預金、貸出金の残高等【三井住友銀行単体】

（１）預金、貸出金の残高

（百万円、％）

	14年度	13年度比	13年度
預　金　（末残）	58,610,731	△2,901,275	61,512,006
預　金　（平残）	58,674,833	540,747	58,134,086
うち国内業務部門	51,622,549	3,939,509	47,683,040
平均利回	0.04	△ 0.05	0.09
貸出金　（末残）	57,282,365	△3,019,954	60,302,319
貸出金　（平残）	59,391,403	△1,612,495	61,003,898
うち国内業務部門	53,858,748	△ 85,602	53,944,350
平均利回	1.73	△ 0.11	1.84

（注）預金には、譲渡性預金を含めておりません。

（２）預金者別預金残高

（百万円）

	15年３月末	14年３月末比	14年３月末
国内総預金	56,471,772	1,396,888	55,074,884
個　人	31,210,201	784,463	30,425,738
法　人	25,261,571	612,425	24,649,146

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

（参考）

（百万円）

	15年３月末	14年３月末比	14年３月末
投資信託預り残高	1,676,084	103,373	1,572,711
うち個人向け	1,598,577	112,637	1,485,940

（注）投資信託預り残高は約定基準で、期末の各ファンドの純資産残高に基づいて計上しております。

１８．その他参考計数【三井住友銀行単体】

（１）債権放棄

（社、億円）

	14年度
社数	7
債権放棄額（債権額）	1,771

（注）法的処理に伴う債権放棄は含んでおりません。

（２）「その他有価証券」中の株式（親会社株式を除く）の残高及び売却実績

残高　（億円）

	15年３月末
貸借対照表価額	31,613
取得原価	33,139

（億円）

	14年度
売却実績	約△11,000

１９．役員数・従業員数の状況【三井住友銀行単体】

（人）

	15年３月末		14年３月末	15年３月末 健全化計画
		14年３月末比		
取締役・監査役	18 (17)	△ 29	47 (33)	38
従業員数 (注1)	24,024 (23,401)	△ 1,634	25,658 (25,027)	23,500

(注)1. 従業員数は在籍ベースであり、事務職員、庶務職員、在籍出向者を含めております。役員、執行役員、嘱託、パート、派遣社員及び海外現地採用者を除いております。
2. 平成14年3月末は両行の計数を合算しておりますが、経営健全化計画の進捗状況を明確にするため、旧三井住友銀行分を( )に内書きしております。
同様に、平成15年3月末は、コミュニティバンキング本部を除いた人数を( )に内書きしております。

２０．店舗数の状況【三井住友銀行単体】

（店、社）

	15年３月末		14年３月末	15年３月末 健全化計画
		14年３月末比		
国内本支店 (注1)	437 (403)	△ 160	597 (564)	401
海外支店 (注2)	20 (20)	△ 1	21 (21)	22
海外現地法人 (注3)	26 (26)	1	25 (25)	28

(注)1. 出張所、代理店、被振込専用支店、ATM管理専門支店、外為事務部を除いております。
2. 出張所、駐在員事務所を除いております。
3. 出資比率50%以下の法人を除いております。
4. 平成14年3月末は両行の計数を合算しておりますが、経営健全化計画の進捗状況を明確にするため、旧三井住友銀行分を( )に内書きしております。
同様に、平成15年3月末は、コミュニティバンキング本部を除いた数を( )に内書きしており、共同店舗2店を含めて記載しております。

21．グループ企業の再編成

（1）持株会社を核とした金融グループの構築


企業再編スキームの活用
◎株式移転（銀行持株会社）
◎合併（持株会社間、子銀行間）
◎会社分割（銀行保有の子会社株式等をSMFGに簿価移転）
◎その他
再編前
再編後
三井住友銀行 SMBC
グループ外 株主
大和証券グループ本社
(注1)
わかしお銀行
三井住友カード
三井住友銀リース
日本総合研究所
その他グループ会社
大和証券SMBC
大和住銀投信投資顧問
(注1)グループ間で資本を相互持合。持合関係の記載は省略。
三井住友フィナンシャルグループ SMFG
100%子会社
直接投資会社
SMBC
その他グループ会社
(注2)
(注2)同社の他の株主の記載は省略しています。

【三井住友フィナンシャルグループ（ＳＭＦＧ）の資本勘定（単体）の異動】

（億円）

	設立時点 株式移転 ①	合　併 ②	増　資 ③	当期決算 ④	期末時点 ①+②+③+④
資本金	10,000	－	+2,477	－	12,477
資本剰余金	14,966	+31	+2,476	－	17,473
利益剰余金	－	+368	－	+1,247	1,615
自己株式	－	－	－	△4	△4
資本の部計	24,966	+399	+4,953	+1,243	31,561

①株式移転 …………	株式移転の日（12/2）に完全子会社となる三井住友銀行に現存する純資産額が、ＳＭＦＧの期首における純資産額及び資産計上されるＳＭＢＣ株式簿価となる。純資産額のうち資本金1兆円を控除した残額は資本準備金（資本剰余金）となる。
②合　併 …………	日本総研ホールディングス（消滅会社）との合併による承継純資産額。同社は、昨年11月に(旧)日本総合研究所が分社型分割により新設した(新)日本総合研究所に営業の全部を移転し、持株会社化したもの。なお、ＳＭＢＣとわかしお銀行との合併（次頁ご参照）はＳＭＦＧの純資産額に影響しない。
③増　資 …………	優先株発行による外部調達4,953億円
④当期決算 …………	ＳＭＢＣからの中間配当金等により当期利益1,247億円を計上

（２）合併承継処理の概要 【三井住友銀行単体】

①合併に係る承継純資産額

（億円）

三井住友銀行（消滅会社）［単体］	14年3月期（利益処分後）①	合併期日前日（15.3.16）②	合併承継処理③	承継純資産額②＋③
資本金	13,267	10,580	△5,788	4,792
資本剰余金	16,844	20,040	△8,267	11,773
資本準備金	13,268	16,464	△8,267	8,197
その他資本剰余金	3,576	3,576	-	3,576
利益剰余金	3,459	△4,365	6,584	（注） 2,219
土地再評価差額金	1,004	974	-	974
株式等評価差額金	△2,980	△6,728	6,728	-
自己株式	△3	-	-	-
資本の部合計	31,591	20,501	△743	19,758
除く株式等評価差額金	34,571	27,229	（ロ） △7,471	19,758

（資本金・資本準備金：①→② （イ）+509）

（イ）資本金・資本準備金の増減要因

	資本金＋資本準備金
14年3月末	26,535
グループ再編	△3,994
増資	＋4,503
14年3月末比増減	＋509
合併期日前日	27,044

（注） 合併直前決算期（14/3期）の利益処分で確定した任意積立金及び繰越利益の合計額から、三井住友フィナンシャルグループに支払った中間配当額（1,240億円）を控除した残額を合併承継。

（ロ）含み損処理の内訳

その他有価証券	合併処理前	合併処理	合併処理後
株式	△ 7,986	6,728	△1,258
評価益	973	-	973
評価損	△ 8,959	6,728	△2,231
債券	1,029	-	1,029
その他	229	-	229
小計	△ 6,728	6,728	-
土地ネット含み損	△ 1,101	1,101	-
含み損計	△ 7,829	7,829	-
繰延税金負債見合いの税効果認識額（土地）		△358	
合併承継処理額		7,471	

②合併新銀行の資本勘定（期末）

（億円）

［単体］	＜存続会社＞（注1） わかしお銀行［合併期日］（除、当期決算）①	合併承継純資産額②	当期決算（注2）③	＜合併新銀行＞ 三井住友銀行当期末 ①+②+③
資本金	808	4,792	-	5,600
資本剰余金	600	11,773	-	12,373
資本準備金	600	8,197	-	8,797
その他資本剰余金	-	3,576	-	3,576
利益剰余金	0	2,219	1,926	4,145
土地再評価差額金	-	974	△ 121	853
株式等評価差額金	-	-	△ 179	△ 179
自己株式	-	-	-	-
資本の部合計	1,408	19,758	1,626	22,792

（注1） 合併期日において、存続会社のわかしお銀行が、消滅会社の三井住友銀行から純資産を承継。
合併後の新行名は三井住友銀行。
（注2） 旧わかしお銀行の14.4.1～15.3.16における損益、合併新銀行の15.3.17～15.3.31における損益等

（参考）繰延税金資産計上額【三井住友銀行単体】

（億円）

	15年3月末	14年9月末比	14年3月末比
実効税率	40.46%	＋1.84%	＋1.84%

	15年3月末	14年9月末比	14年3月末比
①繰延税金資産の純額(②＋⑤)	18,146	△ 447	＋ 735
(除く全国一律外形標準導入影響)	(17,470)	(△ 1,123)	(＋ 59)
②繰延税金資産合計(③＋④)	18,493	△ 397	＋ 744
③繰延税金資産小計	23,040	＋ 4,081	＋ 5,225
(除く全国一律外形標準導入影響)	(22,364)	(＋ 3,405)	(＋ 4,549)
④評価性引当額	△ 4,547	△ 4,478	△ 4,481
⑤繰延税金負債合計	△ 347	△ 50	△ 9

（繰延税金資産計上額推移）


（億円）
18,500
18,000
17,500
17,000
0
18,593
17,411
18,146
17,470
全国一律外形標準導入影響
676億円
14年3月末
14年9月末
15年3月末

２２．平成１５年度業績予想

株式会社三井住友フィナンシャルグループ

【単体】　（億円）

	15年度予想		14年度実績
	中間期		
営業収益	70	550	1,315
経常利益	50	500	1,196
当期純利益	50	500	1,247

（億円）

	15年度予想		14年度実績
	中間	年間	年間
配当金総額	—	464	333

１株当たり配当予想　（円）

		15年度予想		14年度実績
		中間	年間	年間
普通株式		—	3,000	3,000
第一種優先株式		—	10,500	10,500
第二種優先株式		—	28,500	28,500
第三種優先株式		—	13,700	13,700
第四種優先株式	（第1～12回）	—	135,000	19,500
	（第13回）	—	67,500	3,750

【連結】　（億円）

	15年度予想		14年度実績
	中間期		
経常収益	16,500	33,000	35,064
経常利益	1,700	3,200	△ 5,157
当期純利益	800	1,500	△ 4,654

＜ご参考＞

株式会社三井住友銀行

【単体】　（億円）

	15年度予想		14年度実績
	中間期		
業務粗利益	7,850	16,000	17,606
経費	△ 3,050	△ 6,000	△ 6,470
業務純益（一般貸倒引当金繰入前）	4,800	10,000	11,136
経常利益	1,000	1,700	△ 5,972
当期利益	500	1,000	△ 4,783

貸倒償却引当費用	△ 3,000	△ 6,500	△ 10,745

（注）一般貸倒引当金繰入＋臨時費用に含まれる不良債権処理額。

（参考）経常収益・経常費用の内訳【三井住友銀行単体】

（百万円）

	14年度	13年度比	13年度
経常収益	2,418,024	△ 387,525	2,805,549
資金運用収益	1,647,092	△ 557,410	2,204,502
（うち貸出金利息）	(1,099,326)	(△ 168,289)	(1,267,615)
（うち有価証券利息配当金）	(257,837)	(△ 247,621)	(505,458)
（うち預け金利息）	(34,069)	(△ 151,016)	(185,085)
（うち金利ｽﾜｯﾌﾟ受入利息）	(205,733)	(32,290)	(173,443)
信託報酬	7	7	-
役務取引等収益	278,790	38,315	240,475
（うち受入為替手数料）	(108,503)	(7,554)	(100,949)
特定取引収益	196,726	75,312	121,414
その他業務収益	194,653	42,302	152,351
（うち外国為替売買益）	(6,822)	(△ 3,639)	(10,461)
（うち国債等債券売却益）	(174,871)	(48,658)	(126,213)
その他経常収益	100,754	13,950	86,804
（うち株式等売却益）	(51,205)	(△ 3,051)	(54,256)

	14年度	13年度比	13年度
経常費用	3,015,213	△ 311,966	3,327,179
資金調達費用	423,804	△ 293,887	717,691
（うち預金利息）	(145,905)	(△ 178,281)	(324,186)
（うち譲渡性預金利息）	(6,350)	(△ 8,082)	(14,432)
（うち借用金利息）	(106,891)	(△ 30,009)	(136,900)
役務取引等費用	84,124	9,162	74,962
（うち支払為替手数料）	(21,077)	(349)	(20,728)
特定取引費用	725	600	125
その他業務費用	47,980	△ 13,333	61,313
（うち国債等債券売却損）	(37,034)	(△ 13,510)	(50,544)
（うち国債等債券償還損）	(8)	(△ 2,823)	(2,831)
（うち国債等債券償却）	(2,169)	(△ 3,535)	(5,704)
営業経費	671,639	△ 33,488	705,127
その他経常費用	1,786,938	18,982	1,767,956
（うち貸倒引当金繰入額）	(614,628)	(△ 545,201)	(1,159,829)
（うち貸出金償却）	(284,418)	(△ 945)	(285,363)
（うち債権売却損失引当金繰入額）	(15,245)	(△ 21,789)	(37,034)
（うち株式等売却損）	(159,448)	(105,142)	(54,306)
（うち株式等償却）	(527,465)	(396,757)	(130,708)

（注）1. 記載金額は百万円未満を切り捨てて表示しております。
2. 14年度は、13年度との比較のため、平成15年3月期の三井住友銀行の損益計算書に、旧三井住友銀行の合併前（平成14年4月1日～平成15年3月16日）の期間損益を合算して表示しております。
（旧三井住友銀行は、平成15年3月17日を期日として旧わかしお銀行と合併し、解散いたしましたので、平成15年3月期の三井住友銀行の損益計算書には、旧三井住友銀行の合併前（平成14年4月1日～平成15年3月16日）の期間損益は含まれておりません。）

平成15年 3月期　決算短信(連結)

平成15年5月26日

上場会社名　株式会社　三井住友フィナンシャルグループ　(株式会社　三井住友銀行分)
上場取引所　東証・大証・名証
本社所在都道府県　東京都
コード番号　8316
(URL　http://www.smfg.co.jp)

株式会社　三井住友フィナンシャルグループ
代表者　取締役社長　西川善文
問合せ先責任者　財務部副部長　境　康　TEL　(03)5512-3411

株式会社　三井住友銀行
代表者　頭取　西川善文
問合せ先責任者　財務企画部副部長　境　康　TEL　(03)3501-1111

決算取締役会開催日　平成15年5月26日
米国会計基準採用の有無　無
特定取引勘定設置の有無　有
親会社による当行の株式保有率　100%

<平成15年3月期の連結業績(平成14年4月1日～平成15年3月31日)>

(注) 平成14年3月期は、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示しております。また、記載金額は百万円未満を切り捨てて表示しております。

(1) 連結経営成績

	経常収益		経常利益		当期純利益	
	百万円	%	百万円	%	百万円	%
平成15年3月期	3,549,937	(△ 6.1)	△ 467,509	(－)	△ 429,387	(－)
平成14年3月期	3,779,702	(△ 15.0)	△ 580,628	(－)	△ 463,887	(－)

	1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	経常収益経常利益率
	円　銭	円　銭	%	%	%
平成15年3月期	△ 10,429　30	―――	△ 35.0	△ 0.4	△ 13.2
平成14年3月期	△ 84　12	―――	△ 22.2	△ 0.5	△ 15.4

(注) ① 持分法投資損益　平成15年3月期　1,703 百万円
　　　　　　　　　　　平成14年3月期　2,964 百万円
② 期中平均株式数(連結)　平成15年3月期　41,171,252 株
　　　　　　　　　　　　平成14年3月期　5,687,010,775 株
③ 会計処理の方法の変更　無
④ 経常収益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2) 連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本	連結自己資本比率(国際統一基準)
	百万円	百万円	%	円　銭	%
平成15年3月期	102,394,637	2,142,544	2.1	15,353　34	[速報値]　10.38
平成14年3月期	108,005,001	2,912,619	2.7	282　85	10.45

(注) 期末発行済株式数(連結)　平成15年3月期　54,811,805 株
　　　　　　　　　　　　　　平成14年3月期　5,697,737,528 株

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
平成15年3月期	5,490,161	△ 4,622,236	△ 92,561	2,895,968
平成14年3月期	△ 5,381,510	5,732,808	△ 268,813	2,128,742

(4) 連結範囲及び持分法の適用に関する事項

連結子会社数　114 社　　持分法適用の非連結子会社数　4 社　　持分法適用の関連会社数　12 社

(5) 連結範囲及び持分法の適用の異動状況(旧三井住友銀行の平成14年3月期からの異動状況)

連結　(新規)　11 社　(除外)　41 社　　持分法　(新規)　1 社　(除外)　23 社

○期中平均株式数（連結）

	平成15年3月期	平成14年3月期
普通株式	41,171,252株	5,687,010,775株
第一種優先株式（第1回第一種優先株式）	67,000株	67,000,000株
第二種優先株式（第2回第一種優先株式）	100,000株	100,000,000株
第三種優先株式（第5種優先株式）	800,000株	800,000,000株
（第6種優先株式）	－	1,073,750株

○期末発行済株式数（連結）

	平成15年3月期	平成14年3月期
普通株式	54,811,805株	5,697,737,528株
第一種優先株式（第1回第一種優先株式）	67,000株	67,000,000株
第二種優先株式（第2回第一種優先株式）	100,000株	100,000,000株
第三種優先株式（第5種優先株式）	800,000株	800,000,000株

（注）1. 平成14年3月期は旧わかしお銀行を連結子会社とする旧三井住友銀行の株式数を記載しております。

2. 平成15年3月期の「期中平均株式数（連結）」は、旧三井住友銀行の合併前の株式数（合併比率調整後）及び合併後の三井住友銀行の株式数により算出した平均株式数であります。

3. （ ）内は旧三井住友銀行における優先株式の名称であります。

【参考】

○株主資本当期純利益率

$$\frac{\text{当期純利益－優先株式配当金総額}}{\{（\text{期首株主資本－期首発行済優先株式数×発行価額}）+（\text{期末株主資本－期末発行済優先株式数×発行価額}）\}\div 2}\times 100$$

（注）　平成15年3月期より「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。

Ⅰ．企業集団の状況

当行グループ（当行及び当行の関係会社）は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

当行(旧三井住友銀行)は、平成１４年１２月２日に株式移転により、完全親会社である「株式会社三井住友フィナンシャルグループ」を設立いたしました。この結果、当行は株式会社三井住友フィナンシャルグループの完全子会社となりました。
また、三井住友カード株式会社、三井住友銀リース株式会社および株式会社日本総合研究所は株式会社三井住友フィナンシャルグループの完全子会社に、大和証券エスエムビーシー株式会社および大和住銀投信投資顧問株式会社は株式会社三井住友フィナンシャルグループの直接投資会社になりました。
なお、旧三井住友銀行は、平成１５年３月１７日に連結子会社であった旧わかしお銀行（存続会社）と合併致しました。
（合併後の会社名は株式会社三井住友銀行）

グループ会社のうち連結子会社は１１４社、持分法適用会社は１６社であります。

（□は連結子会社、○は持分法適用会社。）



（親会社）株式会社三井住友フィナンシャルグループ
株式会社三井住友銀行
銀行業
… 国内本支店４６８、海外支店２０
主な関係会社
＜国内＞
□株式会社みなと銀行(東京・大阪各証券取引所市場第一部上場)
□株式会社関西銀行(大阪証券取引所市場第一部上場)
□株式会社ジャパンネット銀行（インターネット専業銀行）
□エスエムビーシー信用保証株式会社（信用保証業務）
＜海外＞
□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia
リース業
主な関係会社
＜海外＞
□SMBC Leasing and Finance, Inc.
その他事業
主な関係会社
＜国内＞
□さくらカード株式会社（クレジットカード業務）
□アットローン株式会社（個人向けローン業務）
□エスエムビーシーキャピタル株式会社（ベンチャーキャピタル業務）
□エスエムビーシーコンサルティング株式会社（情報提供サービス業務）
□エスエムビーシーファイナンス株式会社（融資業務、ファクタリング業務）（注1）
□株式会社三井ファイナンスサービス（集金代行業務）（注1）
□フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
□さくらフレンド証券株式会社(東京・大阪・名古屋各証券取引所市場第一部上場)（証券業務）（注2）
□明光ナショナル証券株式会社(東京・大阪・名古屋各証券取引所市場第一部上場)（証券業務）（注2）
□株式会社さくらケーシーエス(大阪証券取引所市場第二部上場)（システム開発・情報処理業務）
□さくら情報システム株式会社（システム開発・情報処理業務）
○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
○ﾃﾞｨｰｴﾙｼﾞｪｲﾃﾞｨﾚｸﾄ･ｴｽｴﾌｼﾞｰ証券株式会社（証券の電子金融取引業務）
○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）
○株式会社クオーク（金銭債権買取業務）
＜海外＞
□SMBC Capital Markets, Inc.（投融資業務、スワップ業務）
□SMBC Capital Markets Limited（スワップ業務）
□Sumitomo Mitsui Finance Australia Limited（金融業務）
三井住友銀リース株式会社（リース業務）
三井住友カード株式会社（クレジットカード業務）
株式会社日本総合研究所（ｼﾝｸﾀﾝｸ業務、ｼｽﾃﾑ開発・情報処理業務、ｺﾝｻﾙﾃｨﾝｸﾞ業務）
大和証券エスエムビーシー株式会社（ホールセール証券業務）
大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）

(注1) エスエムビーシーファイナンス株式会社と株式会社三井ファイナンスサービス及びさくらファイナンスサービス株式会社は、平成15年4月1日に合併いたしました。（新会社名：ＳＭＢＣファイナンスサービス株式会社）
(注2) さくらフレンド証券株式会社と明光ナショナル証券株式会社は、平成15年4月1日に合併いたしました。
（新会社名：ＳＭＢＣフレンド証券株式会社）

Ⅱ．経営方針

1．経営理念、経営の基本方針

当行は経営理念として、以下を定めております。

○　お客様に、より一層価値のあるサービスを提供し、お客様と共に発展する。

○　事業の発展を通じて、株主価値の永続的な増大を図る。

○　勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

こうした経営理念の下、当行は、顧客、市場からの期待に応え、我が国経済社会における重い責任を果たすことにより、「顧客の信頼」、「市場の信頼」を揺るぎないものとし、以って「最高の信頼」を得ていくことを経営の基本方針としております。

2．経営戦略

平成14年度は、保有株式、不良債権に係る財務リスクを大幅に圧縮すべくバランスシートのクリーンアップを進めるとともに、資本増強を通じて、財務基盤・リスク対応力を一層強化しました。保有株式については、価格変動リスクを削減するために1兆円を超える売切りを実施するとともに、旧株式会社三井住友銀行と旧株式会社わかしお銀行との合併差益を活用して含み損の処理を行いました。不良債権処理については、問題企業の再生・最終処理を集中して行う戦略金融部門を新設したほか、「金融再生プログラム」の趣旨を踏まえて、不良債権処理への備えを強化しました。また、不透明な環境下、一層のストレスシナリオにも十分対応し得るバッファーを確保しバランスシートのクリーンアップを更に進めるべく、資本増強を実施いたしました。

今年度については、業績回復に向け、昨年度を通じて強化されました財務基盤をベースに、高い収益力を一層向上させ、コストコントロール能力を更に高めながら、バランスシートのクリーンアップを一気に図ってまいる所存です。

3．対処すべき課題

わが国金融機関を取り巻く経済環境は一段と厳しさを増しておりますが、当行は、引き続き変化に対応できる強靭な経営体質と財務基盤を構築することを喫緊の課題と位置づけ、次の点に注力してまいります。

第一に、バランスシートのクリーンアップを一層加速させてまいります。まず貸出ポートフォリオについては、当期に、要管理先を含めた要注意先への対応強化等を実施し、多額の不良債権処理を行いましたが、今後2年間で確実に不良債権比率を半減させるべく、昨年12月に設置しました戦略金融部門を中心として、問題債権先の再生・最終処理を一段と加速させ、不良債権問題からの早期脱却をより確実なものにしてまいります。また株式ポートフォリオについては、当期には、合併差益を活用した含み損の処理や減損処理に加え、売切りによって簿価を大きく圧縮いたしましたが、引き続き株価変動リスクの更なる削減を進めてまいります。

第二に、収益体質の抜本的強化に向けた取組みを加速させるとともに、更なる経費削減に取り組んでまいります。引き続き利鞘改善や中小企業向けを中心としたリスクテイク型融資に注力し、貸出ポートフォリオにおけるリスク・リターンの適正化を図ることをはじめ、市場型間接金融や個人向けコンサルティング営業など、収益力の更なる増強に向けた施策を推進し、邦銀中トップの収益力を一層強化してまいります。経費については、人員の削減や店舗統廃合・システム集約のほか追加的な施策を導入し、一段の削減を、当初計画比前倒しで実現してまいります。

こうした取組みの成果を早期に、具体的実績としてお示しすることで、市場の総合的な評価の向上を実現する所存です。

4．目標とする経営指標

業務の再構築、合理化推進による収益力強化の効果も踏まえ、業務純益（一般貸倒引当金繰入前）で１兆円を安定的に確保できる体制の早期確立を目指してまいります。

5．コーポレート・ガバナンスに関する基本的な考え方及びその施策の実施状況

当行では、監査役制度を採用しています。

取締役会については、その「経営の重要事項を決定する機能」と「業務の執行を監督する機能」のうち、特に後者を重視しており、執行役員制度を採用して「業務執行機能」を分離するとともに、取締役会の議長である取締役会長は執行役員を兼務せず、主として業務執行の監督にあたっています。

一方、業務執行に関する最高意思決定機関である経営会議は頭取が主宰し、頭取の指名する執行役員によって構成されます。業務執行上の重要事項等については、経営会議を構成する役員間で協議を行った上で、頭取がその採否を決定しています。

また、取締役会が株主利益の観点から業務執行を監督するのとは別に、業務執行体制内においても自ら客観的な内部監査を実施すべく、業務監査部門を設置の上、各業務部門やコーポレートスタッフ部門・コーポレートサービス部門から独立した位置付けとしています。

なお、取締役会長および頭取の諮問機関として「アドバイザリーボード」を設置し、一流企業の経営者や有力経営コンサルタント等の社外の方々から、経営全般に亘り幅広くアドバイスを頂戴しています。

6．関連当事者（親会社等）との関係に関する基本方針

当行の完全親会社である株式会社三井住友フィナンシャルグループは、当行、三井住友カード株式会社、三井住友銀リース株式会社及び株式会社日本総合研究所を傘下に置くとともに、大和証券エスエムビーシー株式会社及び大和住銀投信投資顧問株式会社を直接投資会社としております。株式会社三井住友フィナンシャルグループは、「最適グループ経営の実現」と「戦略事業の抜本的強化」を図るため、グループ全体の経営戦略・経営管理、経営資源配分、新事業開発、情報システム戦略、財務・ＩＲ、リスク管理、グループ内幹部人事、業務監査等を行っております。当行は、そのグループ戦略に沿ってシナジー効果の実現を図り、お客様に充実した金融サービスを提供してまいります。

Ⅲ．経営成績及び財政状態

１．当連結会計年度の概況

（注）以下の増減の基準となる前連結会計年度の計数は、旧わかしお銀行を連結子会社とする旧三井住友銀行の平成 14 年 3 月期の計数であります。

（1）損益

当連結会計年度は、引続き経営全般にわたる効率化と経営体質の強化に努めてきたことに加え、経費構造の改善にも積極的に取り組み、業務改革により収益力の強化を図ってきました。

一方で、株価低迷による株式関係損益の悪化等に加え、引続き不良債権処理を進めたことなどから、経常損失は４，６７５億円、特別損益等を勘案した当期純損失は４，２９３億円となりました。

尚、経常収益は前連結会計年度対比６．１％減の３兆５，４９９億円、経常費用は同７．９％減の４兆１７４億円となっております。

（2）業容

預金は前連結会計年度末対比１兆９,８９９億円減少して６２兆９,９６０億円となり、譲渡性預金は同1兆７，７３０億円減少して４兆８,８９０億円となりました。

一方、貸出金は、同２兆４,２５９億円減少し、６１兆２,１９６億円となりました。

総資産は、同５兆６,１０３億円減少し、１０２兆３,９４６億円となりました。

（3）純資産

純資産額につきましては､持株会社である株式会社三井住友フィナンシャルグループを通じて５，７０３億円の資本調達を実施いたしましたが、グループ再編に際し、三井住友カード株式会社・三井住友銀リース株式会社等の管理営業を株式会社三井住友フィナンシャルグループ宛に分割したこと、拡大したその他有価証券の含み損を合併に際し処理したこと、株式関係損益の悪化を主因とした当期純損失を計上したこと等の結果、前連結会計年度末対比７，７００億円減少し、２兆１，４２５億円となりました。

（4）キャッシュ・フロー

当連結会計年度のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が＋５兆４，９０１億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が△４兆６，２２２億円、劣後調達等の「財務活動によるキャッシュ・フロー」が△９２５億円となりました。

その結果、当連結会計年度末の現金及び現金同等物の残高は２兆８，９５９億円となりました。

（5）セグメント

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の総資産シェアは、銀行業が９５（前連結会計年度比＋２）％、リース業が０（同△１）％、その他事業５（同△１）％、同経常収益シェアが、銀行業が６９（前連結会計年度比△１）％、リース業が１７（同＋３）％、その他事業１４（同△２）％となりました。

また、所在地別の内部取引消去前の総資産シェアは、日本が９０（前連結会計年度比＋３）％、米州が６（同△１）％、欧州、アジア・オセアニアは、各々２（同△１）％、２（同△１）％、同経常収益シェアは、日本が８４（前連結会計年度比＋１０）％、米州が6（同△５）％、欧州、アジア・オセアニアは、各々6（同△２）％、４（同△３）％となりました。

（6）自己資本比率（国際統一基準）（速報値）

連結自己資本比率が１０．３８％、単体自己資本比率が１０．４９％となりました。

Ⅳ．連結財務諸表等

（増減等の基準となる前連結会計年度は、旧わかしお銀行を連結子会社とする旧三井住友銀行の平成 14 年 3 月期としています。）

連結財務諸表作成のための基本となる重要な事項

1．連結の範囲に関する事項

（1）連結子会社　　　　　　　　１１４社

主要な会社名　　株式会社みなと銀行
株式会社関西銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
エスエムビーシーキャピタル株式会社
エスエムビーシーファイナンス株式会社
さくらフレンド証券株式会社
明光ナショナル証券株式会社
SMBC Capital Markets, Inc.

なお、明光ナショナル証券株式会社他２社は株式取得により、Sumitomo Mitsui Banking Corporation Europe Limited 他７社は新規設立により、当連結会計年度より連結子会社としております。

三井住友カード株式会社、三井住友銀リース株式会社、株式会社日本総合研究所他２６社は当行の会社分割等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。また、さくら投信投資顧問株式会社他４社は合併により、Sumitomo Mitsui Finance Australia (Securities) Limited 他６社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。

（2）非連結子会社

主要な会社名　　SBCS Co.,Ltd.

非連結子会社の総資産、経常収益、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2．持分法の適用に関する事項

（1）持分法適用の非連結子会社　　　４社

主要な会社名　　SBCS Co.,Ltd.

Bangkok SMBC Systems Ltd. は清算により子会社でなくなったため、当連結会計年度より持分法適用の非連結子会社から除外しております。

（2）持分法適用の関連会社　　　　１２社

主要な会社名　　三井住友アセットマネジメント株式会社
株式会社クオーク

三井住友アセットマネジメント株式会社はさくら投信投資顧問株式会社の合併に伴う株式取得により、当連結会計年度より持分法適用の関連会社としております。

大和証券エスエムビーシー株式会社、大和住銀投信投資顧問株式会社他１８社は当行の会社分割により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。また、China United International Leasing Co., Ltd. は売却により関連会社でなくなったため、明光ナショナル証券株式会社は株式取得により連結子会社となったため、当連結会計年度より持分法適用の関連会社から除外しております。

（3）持分法非適用の非連結子会社、関連会社

持分法非適用の非連結子会社、関連会社の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3．連結子会社の決算日等に関する事項

（1）連結子会社の決算日は次のとおりであります。

9月末日	5社
10月末日	1社
12月末日	44社
1月末日	1社
3月末日	63社

（2）9月末日を決算日とする連結子会社は、3月末日現在、10月末日を決算日とする連結子会社については、1月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの決算日の財務諸表により連結しております。

なお、平成15年2月に設立された12月末日を決算日とする海外連結子会社については、3月末日現在で実施した仮決算に基づく財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

4．会計処理基準に関する事項

連結貸借対照表注記、連結損益計算書注記に記載しております。

5．連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

6．連結調整勘定の償却に関する事項

三井住友カード株式会社に係る連結調整勘定は5年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。

7．利益処分項目等の取扱いに関する事項

連結剰余金計算書は、連結会計年度において確定した利益処分に基づいて作成しております。

8．連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書注記に記載しております。

連結貸借対照表

平成15年 3月31日現在

(金額単位　百万円)

科目	金額	科目	金額
(資産の部)		(負債の部)	
現金預け金	3,437,244	預金	62,996,004
コールローン及び買入手形	187,563	譲渡性預金	4,889,017
買現先勘定	109,710	コールマネー及び売渡手形	8,953,084
債券貸借取引支払保証金	1,981,243	売現先勘定	4,144,735
買入金銭債権	363,981	債券貸借取引受入担保金	4,807,245
特定取引資産	4,495,396	コマーシャル・ペーパー	50,500
金銭の信託	24,629	特定取引負債	2,851,391
有価証券	23,958,521	借用金	1,427,000
貸出金	61,219,617	外国為替	397,666
外国為替	749,974	社債	3,441,137
その他資産	2,157,885	信託勘定借	5,953
動産不動産	920,076	その他負債	1,952,000
リース資産	26,130	賞与引当金	16,111
繰延税金資産	1,885,307	退職給付引当金	92,802
再評価に係る繰延税金資産	724	債権売却損失引当金	20,665
支払承諾見返	3,078,461	特別法上の引当金	649
貸倒引当金	△ 2,201,830	繰延税金負債	43,726
		再評価に係る繰延税金負債	58,788
		支払承諾	3,078,461
		負債の部合計	99,226,942
		(少数株主持分)	
		少数株主持分	1,025,150
		(資本の部)	
		資本金	559,985
		資本剰余金	1,298,511
		利益剰余金	258,690
		土地再評価差額金	101,336
		その他有価証券評価差額金	△ 21,559
		為替換算調整勘定	△ 54,419
		資本の部合計	2,142,544
資産の部合計	102,394,637	負債、少数株主持分及び資本の部合計	102,394,637

連結貸借対照表注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

３．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。

４．金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。

５．デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

６．当行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。

建　物　７年～50年

動　産　２年～20年

連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

７．自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間(主として５年)に基づく定額法により償却しております。

８．当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。

外貨建取引等の会計処理につきましては、従来、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号。以下、「旧報告」という。）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しておりましたが、当連結会計年度からは「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に規定する経過措置に基づき旧報告が適用される処理を除き、改訂後の外貨建取引等会計処理基準を適用しております。当該経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、連結貸借対照表上、相殺表示しております。

資金関連スワップ取引については、債権元本相当額及び債務元本相当額の連結決算日の為替相場による正味の円換算額を連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により連結損益計算書に計上するとともに、連結決算日の未収収益又は未払費用を計上しております。

なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。

また、連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

９．当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、当連結会計年度より、当行においては「銀行等金融機関において貸倒引当金の計上方法としてキャッシュ・フロー見積法(ＤＣＦ法)が採用されている場合の監査上の留意事項」（日本公認会計士協会平成15年２月24日）等の趣旨を踏まえ、当該債務者に対する債権の全部又は一部が下記19.の３カ月以上延滞債権又は下記20.の貸出条件緩和債権に分類される債務者のうち、与信額が一定額以上の大口債務者に係る債権については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は 1,251,553 百万円であります。

10. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

11. 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

　過去勤務債務　　その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理

　数理計算上の差異　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

なお、会計基準変更時差異については、主として５年による按分額を費用処理しております。

一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成14年度中に厚生労働大臣から将来分支給義務免除の認可を受けておりますが、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47-2項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務及び返還相当額の年金資産を消滅したものとみなして会計処理を行っております。

なお、当連結会計年度末現在における返還相当額は、23,906百万円であります。

12. 債権売却損失引当金は、株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。

なお、この引当金は商法旧第287条ノ２に規定する引当金であります。

13. 当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

14. 当行はヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

また、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。

15. 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

16. 特別法上の引当金は、次のとおり計上しております。

　金融先物取引責任準備金　18百万円　金融先物取引法第82条の規定に基づく準備金であります。

　証券取引責任準備金　631百万円　証券取引法第51条の規定に基づく準備金であります。

17. 動産不動産の減価償却累計額　572,532百万円

　リース資産の減価償却累計額　28,558百万円

18. 貸出金のうち、破綻先債権額は199,794百万円、延滞債権額は2,665,675百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

19. 貸出金のうち、3カ月以上延滞債権額は128,493百万円であります。

なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

20. 貸出金のうち、貸出条件緩和債権額は2,689,172百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

21. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,683,134百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。

なお、18. から21. に掲げた債権額は、貸倒引当金控除前の金額であります。

22. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,078,333百万円であります。

23. 担保に供している資産は次のとおりであります。

担保に供している資産

現金預け金	75,268百万円
特定取引資産	990,965百万円
有価証券	11,457,673百万円
貸出金	4,738,320百万円
その他資産(延払資産等)	1,140百万円
動産不動産	535百万円

担保資産に対応する債務

預金	21,038百万円
コールマネー及び売渡手形	7,952,599百万円
売現先勘定	4,107,615百万円
債券貸借取引受入担保金	4,189,794百万円
特定取引負債	136,975百万円
借用金	2,847百万円
その他負債	18,548百万円
支払承諾	41,108百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金54,370百万円、特定取引資産13,937百万円、有価証券4,621,947百万円及び貸出金781,138百万円を差し入れております。

また、動産不動産のうち保証金権利金は114,961百万円、その他資産のうち先物取引差入証拠金は14,814百万円であります。

24. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は944,797百万円、繰延ヘッジ利益の総額は1,094,799百万円であります。

25. 当行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

また、一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日

当 行	平成10年3月31日及び平成14年3月31日
一部の連結子会社	平成11年3月31日、平成14年3月31日

同法律第3条第3項に定める再評価の方法

当 行	土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価額に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
一部の連結子会社	土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

26. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金877,609百万円が含まれております。
27. 社債には、劣後特約付社債1,403,028百万円が含まれております。
28. １株当たり純資産額　15,353円34銭
29. 有価証券の時価、評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等が含まれております。以下32.まで同様であります。

売買目的有価証券

連結貸借対照表計上額	1,434,190百万円
当連結会計年度の損益に含まれた評価差額	△1,096

満期保有目的の債券で時価のあるもの

	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	311,381百万円	315,404百万円	4,023百万円	4,023百万円	-百万円
地方債	23,091	23,920	828	828	-
その他	41,246	42,244	998	1,104	105
合計	375,719	381,569	5,850	5,956	105

その他有価証券で時価のあるもの

	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	3,140,569百万円	2,978,296百万円	△162,273百万円	110,464百万円	272,737百万円
債券	14,024,014	14,135,179	111,164	117,093	5,928
国債	12,516,061	12,590,255	74,193	79,479	5,286
地方債	342,798	352,112	9,314	9,415	101
社債	1,165,153	1,192,811	27,657	28,197	540
その他	4,476,699	4,500,337	23,637	42,900	19,262
合計	21,641,283	21,613,812	△27,471	270,458	297,929

上記の評価差額に繰延税金資産994百万円を加えた額△26,476百万円のうち少数株主持分相当額△5,003百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額27百万円を加算した額△21,444百万円が、「その他有価証券評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は496,396百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

30. 当連結会計年度中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
37,709,925百万円	232,122百万円	190,364百万円

31. 時価のない有価証券のうち、主なものの内容と連結貸借対照表計上額は、次のとおりであります。

内　容	連結貸借対照表計上額
満期保有目的の債券	
非上場外国証券	652百万円
その他	7,463
その他有価証券	
非上場債券	1,176,885
非上場外国証券	358,590
非上場株式(店頭売買株式を除く)	331,173
その他	137,045

32. その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	3,482,933百万円	8,134,230百万円	3,769,404百万円	260,826百万円
国債	3,303,625	6,306,161	3,034,984	256,865
地方債	11,935	138,933	223,723	612
社債	167,372	1,689,135	510,695	3,349
その他	354,501	2,879,026	765,527	880,974
合計	3,837,434	11,013,257	4,534,931	1,141,800

33. 金銭の信託の保有目的別の内訳は次のとおりであります。

運用目的の金銭の信託

連結貸借対照表計上額	1,629百万円
当連結会計年度の損益に含まれた評価差額	12

その他の金銭の信託

取得原価	23,044百万円
連結貸借対照表計上額	23,000
評価差額	△44
うち益	510
うち損	555

なお、上記の評価差額△44百万円が、「その他有価証券評価差額金」に含まれております。

34. 無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に140百万円含まれております。

無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は2,084,632百万円、当連結会計年度末に当該処分をせずに所有しているものは99,624百万円であります。

35. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、28,977,879百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが26,272,078百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

36. 当連結会計年度末の退職給付債務等は以下のとおりであります。

退職給付債務	△1,147,793百万円
年金資産（時価）	718,888
未積立退職給付債務	△428,904
会計基準変更時差異の未処理額	42,668
未認識数理計算上の差異	346,134
未認識過去勤務債務（債務の減額）	△52,701
連結貸借対照表計上額の純額	△92,802
退職給付引当金	△92,802

37. 東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年4月1日東京都条例第145号）（以下、都条例という。）が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成12年10月18日、株式会社さくら銀行及び株式会社住友銀行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しました。さらに、平成14年3月29日、東京都は、東京高等裁判所に控訴し、同年4月9日、株式会社三井住友銀行を含む一審原告各行も東京高等裁判所に控訴し、平成15年1月30日、東京高等裁判所は、都条例が違法無効であることを理由として、誤納金36,175百万円の請求を認める判決を言い渡しました。同年2月10日、東京都は、上告及び上告受理申立てをし、同月13日、株式会社三井住友銀行を含む一審原告各行も上告及び上告受理申立てをしております。

このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当連結会計年度における会計処理についても、前連結会計年度と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前々連結会計年度が株式会社さくら銀行が第11期に計上した金額と株式会社住友銀行が第157期に計上した金額の合計で16,833百万円、前連結会計年度が株式会社三井住友銀行が第1期に計上した金額が19,862百万円、当連結会計年度が18,269百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常利益はそれぞれ同額減少しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は32,495百万円減少しております。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は98,703百万円減少し、「再評価に係る繰延税金負債」は3,236百万円減少しており、これらにより純資産額は95,467百万円減少しております。

また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年6月9日大阪府条例第131号)(以下、府条例という。)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成14年4月4日に、株式会社三井住友銀行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。なお、大阪府に係る事業税については、平成14年5月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」(平成14年5月30日大阪府条例第77号)(以下、平成14年改正府条例という。)が、平成15年4月1日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」(平成15年3月25日大阪府条例第14号)(以下、平成15年改正府条例という。)が、それぞれ施行されたことにより、府条例による課税標準等の特例は平成15年4月1日以後開始する事業年度より適用されることとなりました。これにより、当連結会計年度に係る大阪府に対する事業税については、平成15年改正府条例附則2の適用を受け、当行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例、平成14年改正府条例及び平成15年改正府条例を合憲・適法なものと認めたということではありません。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は48,699百万円減少し、「再評価に係る繰延税金負債」は1,575百万円減少しており、これらにより純資産額は47,124百万円減少しております。

38.「地方税法等の一部を改正する法律」(平成15年法律第9号)が平成15年3月31日に公布され、平成16年4月1日以後開始する事業年度より法人事業税に係る課税標準が、従来の「所得及び清算所得」と規定されていたもの(平成15年改正前地方税法第72条の12)から、「付加価値額」、「資本等の金額」及び「所得及び清算所得」に変更されることにより、「付加価値額」及び「資本等の金額」が課税標準となる事業税は、利益に関連する金額を課税標準とする税金には該当しないことになります。また、これを受けて都条例及び府条例に基づく東京都、大阪府に係る法人事業税は、平成16年4月1日に開始する事業年度以降は、法律上の根拠を失い適用されないこととなります。

この変更に伴い、当行及び国内連結子会社の繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率が変更され、「繰延税金資産」は65,124百万円増加し、当連結会計年度に計上された「法人税等調整額」は65,278百万円減少しております。「再評価に係る繰延税金負債」は2,609百万円増加し、「土地再評価差額金」は2,621百万円減少しております。なお、左記のうち、当行においては、繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率は、当連結会計年度の38.62%から40.46%となり、「繰延税金資産」は67,657百万円増加し、当連結会計年度に計上された「法人税等調整額」は同額減少しております。「再評価に係る繰延税金負債」は2,634百万円増加し、「土地再評価差額金」は同額減少しております。

39. 連結財務諸表規則及び銀行法施行規則の改正に伴い、以下のとおり表示方法を変更しております。

(1) 前連結会計年度において「その他資産」に含めて表示していた「債券借入取引担保金」は、当連結会計年度より「債券貸借取引支払保証金」として区分掲記しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」は1,981,243百万円減少し、「債券貸借取引支払保証金」は同額増加しております。また、前連結会計年度における「債券貸付取引担保金」は、当連結会計年度より「債券貸借取引受入担保金」として表示しております。

(2) 前連結会計年度における「再評価差額金」は、当連結会計年度より「土地再評価差額金」として表示しております。

(3) 前連結会計年度において資本の部は、「資本金」、「資本準備金」及び「連結剰余金」として区分掲記しておりましたが、当連結会計年度より「資本金」、「資本剰余金」及び「利益剰余金」として表示しております。

40. 当連結会計年度より、「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第1号)を適用しております。

連結損益計算書

自　平成14年 4月 1日
至　平成15年 3月31日

（金額単位　百万円）

科目	金額
経常収益	3,549,937
資金運用収益	1,817,526
貸出金利息	1,262,140
有価証券利息配当金	268,840
コールローン利息及び買入手形利息	4,179
買現先利息	1,352
債券貸借取引受入利息	225
預け金利息	34,759
その他の受入利息	246,028
信託報酬	7
役務取引等収益	424,235
特定取引収益	206,496
その他業務収益	947,036
リース料収入	392,486
割賦売上高	178,671
その他の業務収益	375,878
その他経常収益	154,634
経常費用	4,017,446
資金調達費用	417,405
預金利息	152,364
譲渡性預金利息	7,578
コールマネー利息及び売渡手形利息	3,724
売現先利息	18,185
債券貸借取引支払利息	28,830
コマーシャル・ペーパー利息	380
借用金利息	52,380
社債利息	76,202
新株予約権付社債利息	16
その他の支払利息	77,741
役務取引等費用	74,257
特定取引費用	725
その他業務費用	721,193
賃貸原価	344,676
割賦原価	161,889
その他の業務費用	214,627
営業経費	888,421
その他経常費用	1,915,443
貸倒引当金繰入額	655,488
その他の経常費用	1,259,954
経常損失	467,509
特別利益	11,906
動産不動産処分益	5,578
償却債権取立益	1,833
証券取引責任準備金取崩額	80
その他の特別利益	4,413
特別損失	87,067
動産不動産処分損	38,877
その他の特別損失	48,190
税金等調整前当期純損失	542,670
法人税、住民税及び事業税	65,912
法人税等調整額	△ 216,233
少数株主利益	37,037
当期純損失	429,387

連結損益計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．１株当たり当期純損失　10,429円30銭

当連結会計年度より、「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。

３．特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

４．リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

５．「その他経常収益」には、株式等売却益75,122百万円を含んでおります。

６．「その他の経常費用」には、貸出金償却364,605百万円、株式等償却509,205百万円を含んでおります。

７．「その他の特別利益」は、厚生年金基金代行部分返上益であります。

８．「その他の特別損失」には、退職給付会計導入に伴う会計基準変更時差異の費用処理額23,158百万円、ソフトウェアの除却損15,014百万円を含んでおります。

９．銀行法施行規則別紙様式が「銀行法施行規則の一部を改正する内閣府令」（平成15年４月22日付内閣府令第47号）により改正されたことに伴い、当連結会計年度から次のとおり表示方法を変更しております。

(1) 前連結会計年度において「資金調達費用」中「その他の支払利息」、又は「資金運用収益」中「その他の受入利息」に含めて表示していた現金担保付債券貸借取引に係る受払利息は、当連結会計年度からは、それぞれ同「債券貸借取引支払利息」、又は同「債券貸借取引受入利息」として表示しております。

(2) 前連結会計年度における「転換社債利息」は、当連結会計年度からは「新株予約権付社債利息」として表示しております。

連結剰余金計算書

自　平成14年 4月 1日
至　平成15年 3月31日

（金額単位　百万円）

科目	金額
（資本剰余金の部）	
資本剰余金期首残高	1,684,373
資本準備金期首残高	1,326,758
その他資本剰余金期首残高	357,614
資本剰余金増加高	445,127
増資による新株の発行	284,907
株式交換に伴う増加高	160,220
資本剰余金減少高	830,990
合併に伴う減少高	826,653
自己株式処分差損	4,336
資本剰余金期末残高	1,298,511
（利益剰余金の部）	
利益剰余金期首残高	117,743
利益剰余金増加高	731,649
合併に伴う増加高	658,440
連結子会社の合併に伴う増加高	3
連結子会社の減少に伴う増加高	30,060
持分法適用会社の増加に伴う増加高	5,248
持分法適用会社の減少に伴う増加高	20,771
土地再評価差額金の取崩に伴う増加高	17,125
利益剰余金減少高	590,702
当期純損失	429,387
配当金	161,312
連結子会社の減少に伴う減少高	2
利益剰余金期末残高	258,690

(注1)　記載金額は百万円未満を切り捨てて表示しております。

(注2)　連結財務諸表規則の改正により、当連結会計年度より資本剰余金と利益剰余金に区分して表示しております。

連結キャッシュ・フロー計算書

自　平成14年 4月 1日
至　平成15年 3月31日

（金額単位　百万円）

科目	金額
Ⅰ 営業活動によるキャッシュ・フロー	
税金等調整前当期純損失	△ 542,670
動産不動産等減価償却費	89,412
リース資産減価償却費	312,562
連結調整勘定償却額	10,399
持分法による投資損益（△）	△ 1,703
貸倒引当金の増加額	82,688
債権売却損失引当金の増加額	△ 65,706
賞与引当金の増加額	△ 224
退職給付引当金の増加額	△ 47,563
資金運用収益	△ 1,817,526
資金調達費用	417,405
有価証券関係損益（△）	453,229
金銭の信託の運用損益（△）	4,003
為替差損益（△）	170,155
動産不動産処分損益（△）	33,298
リース資産処分損益（△）	1,505
特定取引資産の純増（△）減	△ 1,253,569
特定取引負債の純増減（△）	569,881
貸出金の純増（△）減	2,215,660
預金の純増減（△）	△ 1,986,230
譲渡性預金の純増減（△）	△ 1,780,894
借用金（劣後特約付借入金を除く）の純増減（△）	△ 261,965
有利息預け金の純増（△）減	2,947,784
コールローン等の純増（△）減	1,280,173
債券貸借取引支払保証金の純増（△）減	1,039,276
コールマネー等の純増減（△）	902,660
コマーシャル・ペーパーの純増減（△）	△ 979,700
債券貸借取引受入担保金の純増減（△）	1,632,445
外国為替（資産）の純増（△）減	42,144
外国為替（負債）の純増減（△）	99,013
普通社債の発行・償還による純増減（△）	457,319
信託勘定借の純増減(△)	5,953
資金運用による収入	1,957,564
資金調達による支出	△ 464,800
その他	67,366
小　　計	5,589,349
法人税等の支払額	△ 99,188
営業活動によるキャッシュ・フロー	5,490,161
Ⅱ 投資活動によるキャッシュ・フロー	
有価証券の取得による支出	△ 49,937,936
有価証券の売却による収入	37,713,543
有価証券の償還による収入	7,907,363
金銭の信託の増加による支出	△ 14,622
金銭の信託の減少による収入	23,624
動産不動産の取得による支出	△ 69,883
動産不動産の売却による収入	73,677
リース資産の取得による支出	△ 336,512
リース資産の売却による収入	33,900
連結範囲の変更を伴う子会社株式の取得による支出	△ 15,444
連結範囲の変更を伴う子会社株式の売却による収入	53
投資活動によるキャッシュ・フロー	△ 4,622,236
Ⅲ 財務活動によるキャッシュ・フロー	
劣後特約付借入による収入	165,000
劣後特約付借入金の返済による支出	△ 286,500
劣後特約付社債・新株予約権付社債の発行による収入	223,950
劣後特約付社債・新株予約権付社債の償還による支出	△ 565,522
株式等の発行による収入	570,269
配当金支払額	△ 161,312
少数株主からの払込みによる収入	220
少数株主への配当金支払額	△ 39,621
自己株式の取得による支出	△ 7,524
自己株式の売却による収入	8,479
財務活動によるキャッシュ・フロー	△ 92,561
Ⅳ 現金及び現金同等物に係る換算差額	△ 2,629
Ⅴ 現金及び現金同等物の増加額	772,734
Ⅵ 現金及び現金同等物の期首残高	2,128,742
Ⅶ 連結子会社の合併に伴う現金及び現金同等物の増加額	0
Ⅷ 連結除外に伴う現金及び現金同等物の減少額	△ 5,509
Ⅸ 現金及び現金同等物の期末残高	2,895,968

連結キャッシュ・フロー計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

３．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係は次のとおりであります。

平成15年３月31日現在

現金預け金勘定	3,437,244百万円
有利息預け金	△ 541,275百万円
現金及び現金同等物	2,895,968百万円

４．株式の取得により新たに明光ナショナル証券株式会社、三井オートリース株式会社他３社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出（純額）との関係は次のとおりであります。

資産	191,318百万円	（うちリース資産　82,346百万円）
負債	△150,698百万円	（うち借用金　△96,817百万円）
少数株主持分	△26,881百万円	
連結調整勘定	5,013百万円	
上記５社株式の取得価額	18,751百万円	
上記５社現金及び現金同等物	△3,306百万円	
差引：上記５社取得のための支出	15,444百万円	

比較連結貸借対照表（主要内訳）

（金額単位　百万円）

科目＼年度別	当連結会計年度（平成15年 3月31日現在）(A)	前連結会計年度（平成14年 3月31日現在）(B)	比較 (A) − (B)
（資産の部）			
現金預け金	3,437,244	5,632,296	△ 2,195,052
ｺｰﾙﾛｰﾝ及び買入手形	187,563	720,154	△ 532,591
買現先勘定	109,710	793,266	△ 683,556
債券貸借取引支払保証金	1,981,243	—	1,981,243
買入金銭債権	363,981	461,879	△ 97,898
特定取引資産	4,495,396	3,278,105	1,217,291
金銭の信託	24,629	33,860	△ 9,231
有価証券	23,958,521	20,694,632	3,263,889
貸出金	61,219,617	63,645,586	△ 2,425,969
外国為替	749,974	795,755	△ 45,781
その他資産	2,157,885	6,447,644	△ 4,289,759
動産不動産	920,076	1,207,589	△ 287,513
リース資産	26,130	927,120	△ 900,990
繰延税金資産	1,885,307	1,882,464	2,843
再評価に係る繰延税金資産	724	726	△ 2
連結調整勘定	—	18,518	△ 18,518
支払承諾見返	3,078,461	3,625,047	△ 546,586
貸倒引当金	△ 2,201,830	△ 2,159,649	△ 42,181
資産の部合計	102,394,637	108,005,001	△ 5,610,364
（負債の部）			
預金	62,996,004	64,985,976	△ 1,989,972
譲渡性預金	4,889,017	6,662,097	△ 1,773,080
ｺｰﾙﾏﾈｰ及び売渡手形	8,953,084	10,775,484	△ 1,822,400
売現先勘定	4,144,735	1,468,504	2,676,231
債券貸付取引担保金	—	3,174,799	△ 3,174,799
債券貸借取引受入担保金	4,807,245	—	4,807,245
コマーシャル・ペーパー	50,500	1,167,500	△ 1,117,000
特定取引負債	2,851,391	2,331,500	519,891
借用金	1,427,000	2,889,907	△ 1,462,907
外国為替	397,666	299,610	98,056
社債	3,441,137	3,505,820	△ 64,683
転換社債	—	1,106	△ 1,106
信託勘定借	5,953	—	5,953
その他負債	1,952,000	2,861,669	△ 909,669
賞与引当金	16,111	21,606	△ 5,495
退職給付引当金	92,802	147,972	△ 55,170
債権売却損失引当金	20,665	86,371	△ 65,706
特別法上の引当金	649	336	313
繰延税金負債	43,726	39,206	4,520
再評価に係る繰延税金負債	58,788	64,015	△ 5,227
支払承諾	3,078,461	3,625,047	△ 546,586
負債の部合計	99,226,942	104,108,534	△ 4,881,592
少数株主持分	1,025,150	983,847	41,303
資本の部合計	2,142,544	2,912,619	△ 770,075
負債、少数株主持分及び資本の部合計	102,394,637	108,005,001	△ 5,610,364

（注）1. 前連結会計年度には旧三井住友銀行の平成14年3月期の計数を記載しております。
　　　2. 記載金額は百万円未満を切り捨てて表示しております。

比較連結損益計算書（主要内訳）

（金額単位　百万円）

科目 ＼ 年度別	当連結会計年度 自 平成14年 4月 1日 至 平成15年 3月31日 （A）	前連結会計年度 自 平成13年 4月 1日 至 平成14年 3月31日 （B）	比較 （A）－（B）
経常収益	3,549,937	3,779,702	△ 229,765
資金運用収益	1,817,526	2,176,685	△ 359,159
（うち貸出金利息）	（ 1,262,140 ）	（ 1,420,950 ）	（ △ 158,810 ）
（うち有価証券利息配当金）	（ 268,840 ）	（ 318,508 ）	（ △ 49,668 ）
信託報酬	7	―	7
役務取引等収益	424,235	387,280	36,955
特定取引収益	206,496	129,450	77,046
その他業務収益	947,036	845,583	101,453
その他経常収益	154,634	240,702	△ 86,068
経常費用	4,017,446	4,360,330	△ 342,884
資金調達費用	417,405	726,901	△ 309,496
（うち預金利息）	（ 152,364 ）	（ 331,670 ）	（ △ 179,306 ）
役務取引等費用	74,257	67,747	6,510
特定取引費用	725	17	708
その他業務費用	721,193	666,651	54,542
営業経費	888,421	935,553	△ 47,132
その他経常費用	1,915,443	1,963,458	△ 48,015
経常利益	△ 467,509	△ 580,628	113,119
特別利益	11,906	29,428	△ 17,522
特別損失	87,067	53,138	33,929
税金等調整前当期純利益	△ 542,670	△ 604,338	61,668
法人税、住民税及び事業税	65,912	101,860	△ 35,948
法人税等調整額	△ 216,233	△ 289,305	73,072
少数株主利益	37,037	46,993	△ 9,956
当期純利益	△ 429,387	△ 463,887	34,500

（注）1.前連結会計年度には旧三井住友銀行の平成14年3月期の計数を記載しております。
　　　2.記載金額は百万円未満を切り捨てて表示しております。

比較連結剰余金計算書（主要内訳）

（金額単位　百万円）

科目 ＼ 年度別	当連結会計年度 自 平成14年 4月 1日 至 平成15年 3月31日 (A)	前連結会計年度 自 平成13年 4月 1日 至 平成14年 3月31日 (B)	比較 (A)－(B)
連結剰余金期首残高	－	319,924	△ 319,924
連結剰余金増加高	－	741,468	△ 741,468
連結剰余金減少高	－	122,148	△ 122,148
当期純損失	－	△ 463,887	463,887
連結剰余金期末残高	－	475,357	△ 475,357
（資本剰余金の部）			
資本剰余金期首残高	1,684,373	－	1,684,373
資本準備金期首残高	1,326,758	－	1,326,758
その他資本剰余金期首残高	357,614	－	357,614
資本剰余金増加高	445,127	－	445,127
資本剰余金減少高	830,990	－	830,990
資本剰余金期末残高	1,298,511	－	1,298,511
（利益剰余金の部）			
利益剰余金期首残高	117,743	－	117,743
利益剰余金増加高	731,649	－	731,649
利益剰余金減少高	590,702	－	590,702
利益剰余金期末残高	258,690	－	258,690

(注) 1. 前連結会計年度には旧三井住友銀行の平成14年3月期の計数を記載しております。
2. 記載金額は百万円未満を切り捨てて表示しております。

比較連結キャッシュ・フロー計算書

（金額単位　百万円）

科目 ＼ 年度別	当連結会計年度 自 平成14年 4月 1日 至 平成15年 3月31日 (A)	前連結会計年度 自 平成13年 4月 1日 至 平成14年 3月31日 (B)	比較 (A) − (B)
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益	△ 542,670	△ 604,338	61,668
動産不動産等減価償却費	89,412	96,374	△ 6,962
リース資産減価償却費	312,562	306,044	6,518
連結調整勘定償却額	10,399	4,806	5,593
持分法による投資損益（△）	△ 1,703	△ 2,964	1,261
貸倒引当金の増加額	82,688	884,174	△ 801,486
債権売却損失引当金の増加額	△ 65,706	△ 58,895	△ 6,811
賞与引当金の増加額	△ 224	21,606	△ 21,830
退職給付引当金の増加額	△ 47,563	△ 42,469	△ 5,094
資金運用収益	△ 1,817,526	△ 2,176,685	359,159
資金調達費用	417,405	726,901	△ 309,496
有価証券関係損益（△）	453,229	△ 64,057	517,286
金銭の信託の運用損益（△）	4,003	56	3,947
為替差損益（△）	170,155	△ 160,717	330,872
動産不動産処分損益（△）	33,298	23,052	10,246
リース資産処分損益（△）	1,505	995	510
営業譲渡益	−	△ 5,000	5,000
特定取引資産の純増（△）減	△ 1,253,569	△ 757,328	△ 496,241
特定取引負債の純増減（△）	569,881	1,030,514	△ 460,633
貸出金の純増（△）減	2,215,660	1,794,503	421,157
預金の純増減（△）	△ 1,986,230	1,887,932	△ 3,874,162
譲渡性預金の純増減（△）	△ 1,780,894	△ 4,989,141	3,208,247
借用金（劣後特約付借入金を除く）の純増減（△）	△ 261,965	△ 456,519	194,554
有利息預け金の純増（△）減	2,947,784	2,018,942	928,842
コールローン等の純増（△）減	1,280,173	1,904,425	△ 624,252
債券借入取引担保金の純増（△）減	−	△ 2,196,808	2,196,808
債券貸借取引支払保証金の純増（△）減	1,039,276	−	1,039,276
コールマネー等の純増減（△）	902,660	△ 3,020,667	3,923,327
コマーシャル・ペーパーの純増減（△）	△ 979,700	△ 569,827	△ 409,873
債券貸付取引担保金の純増減（△）	−	△ 1,715,984	1,715,984
債券貸借取引受入担保金の純増減（△）	1,632,445	−	1,632,445
外国為替（資産）の純増（△）減	42,144	△ 56,299	98,443
外国為替（負債）の純増減（△）	99,013	48,749	50,264
普通社債の発行・償還による純増減（△）	457,319	359,901	97,418
信託勘定借の純増減(△)	5,953	−	5,953
資金運用による収入	1,957,564	2,342,208	△ 384,644
資金調達による支出	△ 464,800	△ 829,888	365,088
その他	67,366	△ 1,070,901	1,138,267
小計	5,589,349	△ 5,327,304	10,916,653
法人税等の支払額	△ 99,188	△ 54,205	△ 44,983
営業活動によるキャッシュ・フロー	5,490,161	△ 5,381,510	10,871,671
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△ 49,937,936	△ 39,722,661	△ 10,215,275
有価証券の売却による収入	37,713,543	32,828,672	4,884,871
有価証券の償還による収入	7,907,363	12,828,207	△ 4,920,844
金銭の信託の増加による支出	△ 14,622	△ 5,011	△ 9,611
金銭の信託の減少による収入	23,624	42,663	△ 19,039
動産不動産の取得による支出	△ 69,883	△ 73,354	3,471
動産不動産の売却による収入	73,677	134,704	△ 61,027
リース資産の取得による支出	△ 336,512	△ 342,964	6,452
リース資産の売却による収入	33,900	37,736	△ 3,836
連結範囲の変更を伴う子会社株式の取得による支出	△ 15,444	△ 599	△ 14,845
連結範囲の変更を伴う子会社株式の売却による収入	53	416	△ 363
営業譲渡による収入	−	5,000	△ 5,000
投資活動によるキャッシュ・フロー	△ 4,622,236	5,732,808	△ 10,355,044
Ⅲ 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	165,000	128,000	37,000
劣後特約付借入金の返済による支出	△ 286,500	△ 278,000	△ 8,500
劣後特約付社債・転換社債の発行による収入	−	201,198	△ 201,198
劣後特約付社債・新株予約権付社債の発行による収入	223,950	−	223,950
劣後特約付社債・転換社債の償還による支出	−	△ 262,361	262,361
劣後特約付社債・新株予約権付社債の償還による支出	△ 565,522	−	△ 565,522
株式等の発行による収入	570,269	−	570,269
配当金支払額	△ 161,312	△ 11,101	△ 150,211
合併交付金支払額	−	△ 17,839	17,839
少数株主からの払込みによる収入	220	9,000	△ 8,780
少数株主への配当金支払額	△ 39,621	△ 39,064	△ 557
自己株式の取得による支出	△ 7,524	△ 8,539	1,015
自己株式の売却による収入	8,479	8,286	193
子会社の所有する親会社株式の売却による収入	−	1,607	△ 1,607
財務活動によるキャッシュ・フロー	△ 92,561	△ 268,813	176,252
Ⅳ 現金及び現金同等物に係る換算差額	△ 2,629	3,595	△ 6,224
Ⅴ 現金及び現金同等物の増加額	772,734	86,079	686,655
Ⅵ 現金及び現金同等物の期首残高	2,128,742	868,132	1,260,610
Ⅶ 合併に伴う現金及び現金同等物の増加額	−	1,075,527	△ 1,075,527
Ⅷ 連結子会社の合併に伴う現金及び現金同等物の増加額	0	2,544	△ 2,544
Ⅸ 新規連結に伴う現金及び現金同等物の増加額	−	96,459	△ 96,459
Ⅹ 連結除外に伴う現金及び現金同等物の減少額	△ 5,509	−	△ 5,509
XI 現金及び現金同等物の期末残高	2,895,968	2,128,742	767,226

(注) 1.前連結会計年度には旧三井住友銀行の平成14年3月期の計数を記載しております。
2.記載金額は百万円未満を切り捨てて表示しております。

V．セグメント情報

（注）前連結会計年度には、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示しています。

1．事業の種類別セグメント情報

当連結会計年度（自　平成１４年４月１日　至　平成１５年３月３１日）　(金額単位 百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
I 経常収益						
(1) 外部顧客に対する経常収益	2,537,431	645,468	367,037	3,549,937	-	3,549,937
(2) セグメント間の内部経常収益	30,809	5,563	163,790	200,163	(200,163)	-
計	2,568,240	651,032	530,827	3,750,100	(200,163)	3,549,937
経常費用	3,131,709	629,952	450,299	4,211,961	(194,514)	4,017,446
経常利益	△563,468	21,080	80,527	△461,860	(5,649)	△467,509
II 資産、減価償却費及び資本的支出						
資産	102,081,025	114,096	5,032,131	107,227,253	(4,832,616)	102,394,637
減価償却費	73,505	329,478	18,906	421,890	-	421,890
資本的支出	85,829	319,716	30,115	435,660	-	435,660

（注）１．事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

２．各事業の主な内容
(1) 銀行業・・・・・・・・・・銀行業
(2) リース業・・・・・・・・リース業
(3) その他事業・・・・・・証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発・情報処理業

前連結会計年度（自　平成１３年４月１日　至　平成１４年３月３１日）　(金額単位 百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
I 経常収益						
(1) 外部顧客に対する経常収益	2,698,303	585,108	496,291	3,779,702	―	3,779,702
(2) セグメント間の内部経常収益	264,276	5,262	205,584	475,123	(475,123)	―
計	2,962,579	590,370	701,875	4,254,825	(475,123)	3,779,702
経常費用	3,536,635	565,781	504,598	4,607,015	(246,684)	4,360,330
経常利益	△574,055	24,589	197,277	△352,189	(228,438)	△580,628
II 資産、減価償却費及び資本的支出						
資産	105,898,627	1,723,850	6,766,939	114,389,418	(6,384,416)	108,005,001
減価償却費	79,019	345,405	19,623	444,048	―	444,048
資本的支出	101,295	305,198	25,238	431,732	―	431,732

2．所在地別セグメント情報

当連結会計年度（自　平成１４年４月１日　　至　平成１５年３月３１日）　　　　(金額単位 百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
I 経常収益							
(1) 外部顧客に対する経常収益	3,077,413	173,224	174,353	124,945	3,549,937	−	3,549,937
(2) セグメント間の内部経常収益	66,249	48,741	32,144	26,912	174,048	(174,048)	−
計	3,143,663	221,966	206,498	151,858	3,723,986	(174,048)	3,549,937
経常費用	3,818,706	149,894	134,985	82,652	4,186,238	(168,791)	4,017,446
経常利益	△675,042	72,071	71,512	69,205	△462,251	(5,257)	△467,509
II 資産	94,867,563	6,138,645	2,167,625	2,647,962	105,821,796	(3,427,159)	102,394,637

(注) 1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 米州にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、欧州には英国、ドイツ連邦共和国、フランス共和国等が、アジア・オセアニアには香港、シンガポール共和国、オーストラリア等が属しております。

前連結会計年度（自　平成１３年４月１日　　至　平成１４年３月３１日）　　　　(金額単位 百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
I 経常収益							
(1) 外部顧客に対する経常収益	2,934,322	418,104	210,831	216,443	3,779,702	−	3,779,702
(2) セグメント間の内部経常収益	276,404	85,450	122,428	76,812	561,096	(561,096)	−
計	3,210,727	503,554	333,260	293,256	4,340,799	(561,096)	3,779,702
経常費用	3,895,821	290,884	304,545	240,295	4,731,546	(371,215)	4,360,330
経常利益	△685,093	212,670	28,714	52,961	△390,746	(189,881)	△580,628
II 資産	96,551,202	7,122,548	3,210,741	4,057,313	110,941,806	(2,936,804)	108,005,001

3．海外経常収益

（金額単位 百万円）

期別	海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当連結会計年度 〔自 平成14年4月1日 至 平成15年3月31日〕	472,523	3,549,937	% 13.3
前連結会計年度 〔自 平成13年4月1日 至 平成14年3月31日〕	845,379	3,779,702	22.4

（注） 1．一般企業の海外売上高に代えて、海外経常収益を記載しております。

2．海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

Ⅵ．生産、受注及び販売の状況

銀行業における業務の特殊性のため、該当する情報がないので記載しておりません。

<付表>

(有価証券関係)

1. 当連結会計年度(平成15年 3月31日現在)

(注1) 連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。
(注2) 子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

(金額単位 百万円)

	当連結会計年度(平成15年 3月31日現在)	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,434,190	△1,096

(2) 満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	当連結会計年度(平成15年 3月31日現在)				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	311,381	315,404	4,023	4,023	—
地方債	23,091	23,920	828	828	—
社債	—	—	—	—	—
その他	41,246	42,244	998	1,104	105
合計	375,719	381,569	5,850	5,956	105

(注) 1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

(金額単位 百万円)

	当連結会計年度(平成15年 3月31日現在)				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	3,140,569	2,978,296	△162,273	110,464	272,737
債券	14,024,014	14,135,179	111,164	117,093	5,928
国債	12,516,061	12,590,255	74,193	79,479	5,286
地方債	342,798	352,112	9,314	9,415	101
社債	1,165,153	1,192,811	27,657	28,197	540
その他	4,476,699	4,500,337	23,637	42,900	19,262
合計	21,641,283	21,613,812	△27,471	270,458	297,929

(注) 1. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理(以下「減損処理」という)しております。当連結会計年度におけるこの減損処理額は496,396百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当該連結会計年度中に売却したその他有価証券

(金額単位 百万円)

	当連結会計年度 (自 平成14年 4月1日 至 平成15年 3月31日)		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	37,709,925	232,122	190,364

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

(金額単位 百万円)

	当連結会計年度 (平成15年 3月31日現在)
満期保有目的の債券	
非上場外国証券	652
その他	7,463
その他有価証券	
非上場外国証券	358,590
非上場債券	1,176,885
非上場株式(店頭売買株式を除く)	331,173
その他	137,045

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位 百万円)

	当連結会計年度(平成15年 3月31日現在)			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債　券	3,482,933	8,134,230	3,769,404	260,826
国　債	3,303,625	6,306,161	3,034,984	256,865
地方債	11,935	138,933	223,723	612
社　債	167,372	1,689,135	510,695	3,349
その他	354,501	2,879,026	765,527	880,974
合　計	3,837,434	11,013,257	4,534,931	1,141,800

2.前連結会計年度（平成14年 3月31日現在）

(注1) 前連結会計年度には、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示しています。

(注2) 連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル･ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	前連結会計年度（平成14年 3月31日現在）	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	986,563	△15,011

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	前連結会計年度（平成14年 3月31日現在）				
	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	157,807	158,223	415	493	77
地方債	23,330	23,089	△240	—	240
社債	—	—	—	—	—
その他	32,980	33,697	717	769	52
合計	214,118	215,011	892	1,262	370

(注) 1. 時価は、前連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	前連結会計年度（平成14年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	5,364,801	4,855,495	△509,305	192,620	701,926
債券	11,265,202	11,301,661	36,459	58,810	22,351
国債	9,919,406	9,956,064	36,658	41,284	4,626
地方債	468,707	476,721	8,013	9,887	1,873
社債	877,088	868,875	△8,212	7,638	15,851
その他	3,039,987	3,017,326	△22,661	8,610	31,271
合計	19,669,991	19,174,483	△495,507	260,042	755,549

(注) 1. 連結貸借対照表計上額は、株式については主として前連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理（以下「減損処理」という）しております。前連結会計年度におけるこの減損処理額は114,804百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当該連結会計年度中に売却したその他有価証券

（金額単位 百万円）

	前連結会計年度 （自 平成13年 4月１日 至 平成14年 3月31日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	32,067,887	321,317	95,118

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位 百万円）

	前連結会計年度 （平成14年 3月31日現在）
満期保有目的の債券	
非上場外国証券	13,080
その他	18,246
その他有価証券	
非上場外国証券	349,227
非上場債券	561,512
非上場株式（店頭売買株式を除く）	179,961
その他	109,478

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位 百万円）

	前連結会計年度（平成14年 3月31日現在）			
	１年以内	１年超 ５年以内	５年超 10年以内	10年超
債 券	2,315,514	7,488,398	1,966,674	273,699
国 債	2,179,224	6,340,438	1,324,773	269,435
地方債	25,647	130,937	342,159	1,307
社 債	110,643	1,017,022	299,741	2,956
その他	469,356	2,044,658	153,680	517,756
合 計	2,784,871	9,533,057	2,120,354	791,456

(金銭の信託関係)

1.当連結会計年度(平成15年 3月31日現在)

(1) 運用目的の金銭の信託

(金額単位 百万円)

	当連結会計年度(平成15年 3月31日現在)	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	1,629	12

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託(運用目的および満期保有目的以外の金銭の信託)

(金額単位 百万円)

	当連結会計年度(平成15年 3月31日現在)				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	23,044	23,000	△44	510	555

(注) 1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

2.前連結会計年度(平成14年 3月31日現在)

(注) 前連結会計年度には、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示しています。

(1) 運用目的の金銭の信託

(金額単位 百万円)

	前連結会計年度(平成14年 3月31日現在)	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	3,715	—

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託(運用目的および満期保有目的以外の金銭の信託)

(金額単位 百万円)

	前連結会計年度(平成14年 3月31日現在)				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	33,969	30,144	△3,825	135	3,960

(注) 1. 連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

(その他有価証券評価差額金)

1.当連結会計年度(平成15年 3月31日現在)

連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

(金額単位 百万円)

	当連結会計年度(平成15年 3月31日現在)
評価差額	△27,585
その他有価証券	△27,540
その他の金銭の信託	△44
(+) 繰延税金資産	994
その他有価証券評価差額金(持分相当額調整前)	△26,590
(△) 少数株主持分相当額	△5,003
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	27
その他有価証券評価差額金	△21,559

(注)その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

2.前連結会計年度(平成14年 3月31日現在)

(注) 前連結会計年度には、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示しています。

連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

(金額単位 百万円)

	前連結会計年度(平成14年 3月31日現在)
評価差額	△499,280
その他有価証券	△495,455
その他の金銭の信託	△3,825
(+) 繰延税金資産	191,016
その他有価証券評価差額金(持分相当額調整前)	△308,264
(△) 少数株主持分相当額	△4,225
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△797
その他有価証券評価差額金	△304,837

(注)その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

(デリバティブ取引関係)

1. 当連結会計年度(平成15年3月31日現在)

(1)金利関連取引

(金額単位　百万円)

区分	種類	当連結会計年度(平成15年3月31日現在) 契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	59,749,099	4,547,691	△ 103,623	△ 103,623
	買建	57,633,988	5,676,922	109,474	109,474
	金利オプション				
	売建	1,230,739	―	76	76
	買建	600,964	205,802	△ 99	△ 99
店頭	金利先渡契約				
	売建	13,389,231	590,000	1,076	1,076
	買建	3,469,855	455,000	△ 500	△ 500
	金利スワップ	305,031,482	214,079,553	250,498	250,498
	受取固定・支払変動	146,600,794	101,347,568	3,300,127	3,300,127
	受取変動・支払固定	139,298,388	98,710,883	△ 3,040,142	△ 3,040,142
	受取変動・支払変動	18,990,156	13,890,272	850	850
	金利スワップション				
	売建	1,720,503	798,669	△ 35,707	△ 35,707
	買建	1,523,512	1,106,731	26,355	26,355
	キャップ				
	売建	5,352,002	3,331,808	△ 4,194	△ 4,194
	買建	3,616,992	2,536,627	6,682	6,682
	フロアー				
	売建	317,281	207,279	△ 7,673	△ 7,673
	買建	351,199	195,322	9,027	9,027
	その他				
	売建	42,316	36,551	△ 6,526	△ 6,526
	買建	250,660	92,669	6,603	6,603
	合計			251,467	251,467

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。 なお、この未実現損益は827百万円(利益)であります。

2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2)通貨関連取引

(金額単位　百万円)

区分	種類	当連結会計年度(平成15年3月31日現在) 契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	16,433,656	8,831,238	△ 39,389	△ 39,389
	通貨スワップション				
	売建	330,238	330,238	△ 3,173	△ 3,173
	買建	865,005	865,005	13,724	13,724
	為替予約	2,935,846	547,699	1,518	1,518
	通貨オプション				
	売建	56,586	13,166	△ 1,375	△ 1,375
	買建	60,441	21,575	1,585	1,585
	その他				
	売建	15,310	2,855	153	153
	買建	―	―	―	―
	合計			△ 26,956	△ 26,956

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記注3. の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△293百万円(損失)であります。

2．時価の算定
　割引現在価値等により算定しております。
3．先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
　引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	当連結会計年度（平成15年3月31日現在）契約額等
取引所	通貨先物	
	売建	−
	買建	−
	通貨オプション	
	売建	−
	買建	−
店頭	為替予約	37,271,679
	通貨オプション	
	売建	3,001,518
	買建	3,195,840

(3) 株式関連取引

（金額単位　百万円）

区分	種類	当連結会計年度（平成15年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	−	−	−	−
	買建	−	−	−	−
	株式指数オプション				
	売建	−	−	−	−
	買建	−	−	−	−
店頭	有価証券店頭オプション				
	売建	0	−	0	0
	買建	0	−	△0	△0
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	−	−	−	−
	短期変動金利受取・株価指数変化率支払	−	−	−	−
	その他				
	売建	477	−	0	0
	買建	477	−	0	0
	合計			0	0

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
　取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4)債券関連取引

（金額単位　百万円）

区分	種類	当連結会計年度（平成15年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	119,032	－	△ 388	△ 388
	買建	129,712	－	△ 67	△ 67
	債券先物オプション				
	売建	4,000	－	△ 8	△ 8
	買建	－	－	－	－
店頭	債券店頭オプション				
	売建	16,010	15,617	0	0
	買建	4,719	3,125	0	0
	合計			△ 463	△ 463

（注）１．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
２．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5)商品関連取引

（金額単位　百万円）

区分	種類	当連結会計年度（平成15年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	商品スワップ				
	固定価格受取・変動価格支払	31,049	27,358	△ 1,607	△ 1,607
	変動価格受取・固定価格支払	31,049	27,358	2,376	2,376
	商品オプション				
	売建	6,369	4,063	△ 1,493	△ 1,493
	買建	6,369	4,063	1,521	1,521
	合計			797	797

（注）１．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
２．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
３．商品はオイル及び金属に係るものであります。

(6)クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	当連結会計年度（平成15年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	ｸﾚｼﾞｯﾄ･ﾃﾞﾌｫﾙﾄ･ｵﾌﾟｼｮﾝ				
	売建	39,823	22,790	△ 1,767	△ 1,767
	買建	35,625	18,592	3,153	3,153
	その他				
	売建	5,722	1,099	4,915	4,915
	買建	86,567	79,546	276	276
	合計			6,578	6,578

（注）１．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
２．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
３．「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

2. 前連結会計年度(平成14年3月31日現在)

(注) 前連結会計年度には、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示しています。

(1) 金利関連取引

(金額単位　百万円)

区分	種類	前連結会計年度（平成14年3月31日現在） 契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	8,943,374	542,286	3,429	3,429
	買建	6,928,597	341,900	△ 3,190	△ 3,190
	金利オプション				
	売建	574,331	－	△ 22	△ 22
	買建	701,914	－	48	48
店頭	金利先渡契約				
	売建	9,174,207	580,000	13	13
	買建	3,024,390	780,000	△ 248	△ 248
	金利スワップ	268,046,524	169,004,153	37,188	37,188
	受取固定・支払変動	128,429,893	79,655,118	2,593,978	2,593,978
	受取変動・支払固定	124,541,252	76,679,066	△ 2,548,948	△ 2,548,948
	受取変動・支払変動	14,722,791	12,361,681	△ 5,459	△ 5,459
	スワップション				
	売建	1,118,152	523,065	△ 21,895	△ 21,895
	買建	952,425	592,115	19,321	19,321
	キャップ				
	売建	5,446,040	4,319,041	△ 7,950	△ 7,950
	買建	4,622,975	3,586,333	11,040	11,040
	フロアー				
	売建	400,233	235,877	△ 9,240	△ 9,240
	買建	621,113	325,744	12,622	12,622
	その他				
	売建	14,352	13,852	△ 9,170	△ 9,170
	買建	188,333	62,889	2,390	2,390
	合計			34,335	34,335

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。 なお、この未実現損益は490百万円（利益）であります。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	前連結会計年度（平成14年3月31日現在） 契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	15,732,720	8,809,028	△ 46,698	△ 46,698
	為替予約	1,319,768	336,625	△ 2,439	△ 2,439
	通貨オプション				
	売建	11,641	2,362	△ 877	△ 877
	買建	10,956	4,209	931	931
	その他				
	売建	293,341	293,341	△ 3,163	△ 3,163
	買建	457,727	457,727	6,145	6,145
	合計			△ 46,102	△ 46,102

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記注3. の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は715百万円(利益)であります。
2. 時価の算定
割引現在価値等により算定しております。

3．先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

(金額単位　百万円)

区分	種類	前連結会計年度(平成14年3月31日現在) 契約額等
取引所	通貨先物	
	売建	－
	買建	－
	通貨オプション	
	売建	－
	買建	－
店頭	為替予約	42,123,544
	通貨オプション	
	売建	3,161,699
	買建	3,736,356

(3) 株式関連取引

(金額単位　百万円)

区分	種類	前連結会計年度(平成14年3月31日現在) 契約額等			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	55	－	0	0
	買建	211	－	0	0
	株式指数オプション				
	売建	－	－	－	－
	買建	－	－	－	－
店頭	有価証券店頭オプション				
	売建	－	－	－	－
	買建	－	－	－	－
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	－	－	－	－
	短期変動金利受取・株価指数変化率支払	11,664	－	25	25
	その他				
	売建	98,375	21,566	△ 4,531	△ 4,531
	買建	69,016	－	796	796
	合計			△ 3,709	△ 3,709

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4)債券関連取引

(金額単位　百万円)

区分	種　類	前連結会計年度（平成14年3月31日現在）			
		契約額等	うち1年超	時　価	評価損益
取引所	債券先物				
	売建	13,300	－	△ 78	△ 78
	買建	13,300	－	90	90
	債券先物オプション				
	売建	－	－	－	－
	買建	5,000	－	11	11
店頭	債券店頭オプション				
	売建	23,064	17,384	△ 11	△ 11
	買建	28,155	4,953	0	0
	合計			11	11

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5)商品関連取引

(金額単位　百万円)

区分	種　類	前連結会計年度（平成14年3月31日現在）			
		契約額等	うち1年超	時　価	評価損益
店頭	商品スワップ				
	固定価格受取・変動価格支払	1,918	1,796	504	504
	変動価格受取・固定価格支払	1,918	1,796	△ 361	△ 361
	商品オプション				
	売建	5,026	4,469	△ 1,070	△ 1,070
	買建	5,026	4,469	1,107	1,107
	合計			180	180

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3．商品はオイルに係るものであります。

(6)クレジットデリバティブ取引

(金額単位　百万円)

区分	種　類	前連結会計年度（平成14年3月31日現在）			
		契約額等	うち1年超	時　価	評価損益
店頭	ｸﾚｼﾞｯﾄ･ﾃﾞﾌｫﾙﾄ･ｵﾌﾟｼｮﾝ				
	売建	51,166	43,807	△ 774	△ 774
	買建	49,684	37,903	1,428	1,428
	その他				
	売建	16,354	14,514	△ 2,584	△ 2,584
	買建	223,044	80,496	14,895	14,895
	合計			12,965	12,965

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3．「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

（関連当事者との取引）

当連結会計年度（自 平成14年4月1日　至 平成15年3月31日）

関連当事者との取引について記載すべき重要なものはありません。

前連結会計年度（自 平成13年4月1日　至 平成14年3月31日）

関連当事者との取引について記載すべき重要なものはありません。

以　上

平成15年 3月期　個別財務諸表の概要

平成15年 5月26日

上場会社名　株式会社　三井住友フィナンシャルグループ　　上場取引所　東証･大証･名証
（株式会社　三井住友銀行分）
コード番号　8316　　本社所在都道府県　東京都
（URL　http://www.smfg.co.jp）

株式会社　三井住友フィナンシャルグループ
代表者　取締役社長　西川善文
問合せ先責任者　財務部副部長　境　康　TEL　(03)5512-3411

株式会社　三井住友銀行
代表者　頭取　西川善文
問合せ先責任者　財務企画部副部長　境　康　TEL　(03)3501-1111

株式会社　三井住友銀行
決算取締役会開催日　平成15年5月26日　　中間配当制度の有無　有
定時株主総会開催日　平成15年6月27日　　単元株制度採用の有無　無

＜平成15年3月期の業績（平成14年4月1日～平成15年3月31日）＞

(1) 経営成績

（注）記載金額は百万円未満を切り捨てて表示しております。

		経常収益		経常利益		当期純利益	
		百万円	%	百万円	%	百万円	%
平成15年3月期		146,251	（／）	68,763	（／）	183,040	（／）
平成14年3月期	旧三井住友銀行	2,791,405	（△15.1）	△522,106	（―）	△322,852	（―）
	旧わかしお銀行	14,144	（△7.8）	477	（△50.6）	0	（―）

		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	経常収支率	預金残高
		円 銭	円 銭	%	%	百万円
平成15年3月期		68,437 74	66,527 24	36.7	53.0	58,610,731
平成14年3月期	旧三井住友銀行	△59 20	――	△15.5	118.7	61,051,813
	旧わかしお銀行	0 82	――	0.0	96.6	460,193

（注）① 期中平均株式数　平成15年3月期　2,674,559株
平成14年3月期（旧三井住友銀行）　5,699,043,601株　（旧わかしお銀行）　416,620株
② 会計処理の方法の変更　有
③ 経常収支率＝経常費用／経常収益×100
④ 経常収益、経常利益、当期純利益におけるパーセント表示は、対前期増減率。なお、平成15年3月期には、旧三井住友銀行の合併前（平成14年4月1日～平成15年3月16日）の計数が含まれないため、対前期増減率を表示しておりません。

(2) 配当状況（下記には普通株式の配当状況を記載しております。優先株式につきましては別紙をご参照ください。）

		1株当たり年間配当金	中間	期末	配当金総額（年間）	配当性向	株主資本配当率
		円 銭	円 銭	円 銭	百万円	%	%
平成15年3月期		0 00	0 00	0 00	―	―	―
平成14年3月期	旧三井住友銀行	4 00	0 00	4 00	22,835	―	1.2
	旧わかしお銀行	0 00	0 00	0 00	―	―	―

(3) 財政状態

		総資産	株主資本	株主資本比率	1株当たり株主資本	単体自己資本比率（国際統一基準）
		百万円	百万円	%	円 銭	%
平成15年3月期		97,891,161	2,279,223	2.3	17,846 95	［速報値］ 10.49
平成14年3月期	旧三井住友銀行	102,082,581	3,196,492	3.1	332 02	11.50
	旧わかしお銀行	498,215	20,071	4.0	48,177 01	8.35

（注）① 期末発行済株式数　平成15年3月期　54,811,805株
平成14年3月期　（旧三井住友銀行）　5,708,989,836株　（旧わかしお銀行）　416,620株
② 期末自己株式数　平成15年3月期　―株
平成14年3月期　（旧三井住友銀行）　434,559株　（旧わかしお銀行）　―株
③ 旧わかしお銀行の単体自己資本比率は、国内基準に基づき算出しております。

「期中平均株式数」

三井住友銀行	平成15年3月期
普通株式	2,674,559 株
第一種優先株式	2,753 株
第二種優先株式	4,109 株
第三種優先株式	32,876 株

旧三井住友銀行	平成14年3月期
普通株式	5,699,043,601 株
第1回第一種優先株式	67,000,000 株
第2回第一種優先株式	100,000,000 株
第五種優先株式	800,000,000 株
第六種優先株式	1,073,750 株

旧わかしお銀行	平成14年3月期
普通株式	416,620 株

「期末発行済株式数」

三井住友銀行	平成15年3月期
普通株式	54,811,805 株
第一種優先株式	67,000 株
第二種優先株式	100,000 株
第三種優先株式	800,000 株

旧三井住友銀行	平成14年3月期
普通株式	5,708,989,836 株
第1回第一種優先株式	67,000,000 株
第2回第一種優先株式	100,000,000 株
第五種優先株式	800,000,000 株

旧わかしお銀行	平成14年3月期
普通株式	416,620 株

(注)当期における発行済株式数の増減内容は以下のとおりであります。

		発行株式数	発行価額の総額	資本組入額の総額
・第三者割当増資による増加	普通株式	2,325,000株	119,970百万円	59,985百万円
・合併による増加	普通株式	52,070,185株	479,169百万円	479,169百万円
	第一種優先株式	67,000株		
	第二種優先株式	100,000株		
	第三種優先株式	800,000株		

「1株当たり年間配当金」及び「配当金総額(年間)」

三井住友銀行(平成15年3月期)	1株当たり年間配当金		中間		期末		配当金総額(年間)
	円	銭	円	銭	円	銭	百万円
普通株式	0	00	0	00	0	00	—
第一種優先株式	0	00	0	00	0	00	—
第二種優先株式	0	00	0	00	0	00	—
第三種優先株式	0	00	0	00	0	00	—

(ご参考) 合併前の旧三井住友銀行における平成15年3月期の中間配当

旧三井住友銀行(平成15年3月期)	1株当たり年間配当金		中間		期末		配当金総額(年間)
	円	銭	円	銭	円	銭	百万円
普通株式	19	17	19	17			109,449
第1回第一種優先株式	10	50	10	50			703
第2回第一種優先株式	28	50	28	50			2,850
第五種優先株式	13	70	13	70			10,960

旧三井住友銀行(平成14年3月期)	1株当たり年間配当金		中間		期末		配当金総額(年間)
	円	銭	円	銭	円	銭	百万円
普通株式	4	00	0	00	4	00	22,835
第1回第一種優先株式	10	50	0	00	10	50	703
第2回第一種優先株式	28	50	0	00	28	50	2,850
第五種優先株式	13	70	0	00	13	70	10,960

旧わかしお銀行(平成14年3月期)	1株当たり年間配当金		中間		期末		配当金総額(年間)
	円	銭	円	銭	円	銭	百万円
普通株式	0	00	0	00	0	00	—

「平成15年3月期の業績」指標算式

○ 株主資本当期純利益率

$$\frac{\text{当期純利益} - \text{優先株式配当金総額}}{\{(\text{期首株主資本}-\text{期首発行済優先株式数}\times\text{発行価額}) + (\text{期末株主資本}-\text{期末発行済優先株式数}\times\text{発行価額})\} \div 2} \times 100$$

○ 配当性向

$$\frac{\text{普通株式配当金総額}}{\text{当期純利益} - \text{優先株式配当金総額}} \times 100$$

○ 株主資本配当率

$$\frac{\text{普通株式配当金総額}}{\text{期末株主資本} - \text{期末発行済優先株式数} \times \text{発行価額}} \times 100$$

（注） 平成15年3月期より、「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。

第7期末(平成15年3月31日現在) 貸借対照表

(金額単位 百万円)

科目	金額	科目	金額
(資産の部)		(負債の部)	
現金預け金	3,288,593	預金	58,610,731
現金	1,260,311	当座預金	4,984,121
預け金	2,028,281	普通預金	26,158,050
コールローン	99,774	貯蓄預金	1,244,425
買現先勘定	78,679	通知預金	3,080,382
債券貸借取引支払保証金	1,981,243	定期預金	18,951,501
買入金銭債権	92,436	定期積金	6,500
特定取引資産	3,950,372	その他の預金	4,185,749
商品有価証券	95,512	譲渡性預金	4,913,526
商品有価証券派生商品	81	コールマネー	2,686,456
特定取引有価証券派生商品	121	売現先勘定	4,124,094
特定金融派生商品	2,646,077	債券貸借取引受入担保金	4,777,187
その他の特定取引資産	1,208,579	売渡手形	6,203,300
金銭の信託	24,628	コマーシャル・ペーパー	50,500
有価証券	23,656,385	特定取引負債	2,425,632
国債	12,349,063	売付商品債券	3,267
地方債	294,274	商品有価証券派生商品	76
社債	2,081,107	特定取引有価証券派生商品	423
株式	3,508,151	特定金融派生商品	2,421,864
その他の証券	5,423,788	借用金	2,795,160
貸出金	57,282,365	借入金	2,795,160
割引手形	649,636	外国為替	392,727
手形貸付	7,210,655	外国他店預り	296,106
証書貸付	40,896,218	外国他店借	47,648
当座貸越	8,525,854	売渡外国為替	19,259
外国為替	724,771	未払外国為替	29,712
外国他店預け	72,425	社債	2,624,099
外国他店貸	120,340	信託勘定借	5,953
買入外国為替	335,835	その他負債	1,428,432
取立外国為替	196,168	未決済為替借	9,680
その他資産	1,848,486	未払法人税等	3,739
未決済為替貸	6,110	未払費用	102,942
前払費用	10,609	前受収益	44,493
未収収益	155,140	従業員預り金	47,491
先物取引差入証拠金	12,479	給付補てん備金	6
金融派生商品	994,511	先物取引受入証拠金	13
社債発行差金	376	先物取引差金勘定	33,802
その他の資産	669,258	金融派生商品	724,185
動産不動産	707,303	繰延ヘッジ利益	155,786
土地建物動産	612,782	その他の負債	306,290
建設仮払金	2,925	賞与引当金	9,898
保証金権利金	91,594	退職給付引当金	72,816
繰延税金資産	1,814,625	債権売却損失引当金	17,169
支払承諾見返	4,416,292	特別法上の引当金	18
貸倒引当金	△2,074,797	金融先物取引責任準備金	18
		再評価に係る繰延税金負債	57,937
		支払承諾	4,416,292
		負債の部合計	95,611,937
		(資本の部)	
		資本金	559,985
		資本剰余金	1,237,307
		資本準備金	879,693
		その他資本剰余金	357,614
		資本準備金減少差益	357,614
		利益剰余金	414,536
		任意積立金	221,548
		海外投資等損失準備金	46
		行員退職積立金	1,656
		別途準備金	219,845
		当期未処分利益	192,987
		当期利益	183,040
		土地再評価差額金	85,259
		株式等評価差額金	△17,864
		資本の部合計	2,279,223
資産の部合計	97,891,161	負債及び資本の部合計	97,891,161

注 1.　記載金額は百万円未満を切り捨てて表示しております。
2.　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。
　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。
3.　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社・子法人等株式及び関連法人等株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については期末日前1カ月の市場価格の平均等、それ以外については期末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。
4.　金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。
5.　デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。
6.　動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。
　　建　物　7年～50年
　　動　産　2年～20年
　なお、平成10年3月31日以前に取得した建物（建物附属設備を除く。）の減価償却の方法は、従来、定率法を採用しておりましたが、旧株式会社三井住友銀行との合併を契機に、当期より定額法に変更しております。この変更により、定率法により減価償却した場合に比べ、経常利益及び税引前当期利益はそれぞれ38百万円増加しております。
7.　自社利用のソフトウェアについては、行内における利用可能期間（５年）に基づく定額法により償却しております。
8.　新株発行費及び社債発行費は支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。
9.　外貨建資産・負債及び海外支店勘定は、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等株式を除き、主として決算日の為替相場による円換算額を付しております。
　外貨建取引等の会計処理につきましては、従来、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号。以下、「旧報告」という。）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しておりましたが、当期からは「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に規定する経過措置に基づき旧報告が適用される処理を除き、改訂後の外貨建取引等会計処理基準を適用しております。当該経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、貸借対照表上、相殺表示しております。
　資金関連スワップ取引については、債権元本相当額及び債務元本相当額の決算日の為替相場による正味の円換算額を貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により損益計算書に計上するとともに、決算日の未収収益又は未払費用を計上しております。
　なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。
10.　貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
　破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。
　なお、当期より、「銀行等金融機関において貸倒引当金の計上方法としてキャッシュ・フロー見積法（ＤＣＦ法）が採用されている場合の監査上の留意事項」（日本公認会計士協会平成15年2月24日）等の趣旨を踏まえ、当該債務者に対する債権の全部又は一部が下記28.の３カ月以上延滞債権又は下記29.の貸出条件緩和債権に分類される債務者のうち、与信額が一定額以上の大口債務者に係る債権については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。
　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。
　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。
　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は954,041百万円であります。
11.　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。
12.　退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。
　過去勤務債務　　その発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理

数理計算上の差異　各発生年度の従業員の平均残存勤務期間内の一定の年数（10 年）による定額法により按分した額をそれぞれ発生の翌期から損益処理

なお、会計基準変更時差異については、５年による按分額を費用処理しております。

13.　債権売却損失引当金は、株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。なお、この引当金は商法旧第 287 条ノ２に規定する引当金であります。

14.　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

15.　ヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第 24 号）に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第 15 号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。

また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

16.　消費税及び地方消費税の会計処理は、税抜方式によっております。

17.　特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金　18 百万円　金融先物取引法第 82 条の規定に基づく準備金であります。

18.　株式には親会社株式 1,440 百万円が含まれております。

19.　子会社の株式及び出資総額　1,081,885 百万円

20.　支配株主に対する金銭債権総額　256,659 百万円

21.　支配株主に対する金銭債務総額　64,832 百万円

22.　子会社に対する金銭債権総額　965,530 百万円

23.　子会社に対する金銭債務総額　2,110,162 百万円

24.　動産不動産の減価償却累計額　497,262 百万円

25.　動産不動産の圧縮記帳額　71,044 百万円

26.　貸借対照表に計上した動産不動産のほか、電子計算機の一部については、リース契約により使用しております。

27.　貸出金のうち、破綻先債権額は 172,403 百万円、延滞債権額は 2,390,173 百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811 百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和 40 年政令第 97 号）第 96 条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

28.　貸出金のうち、３カ月以上延滞債権額は 114,756 百万円であります。

なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

29.　貸出金のうち、貸出条件緩和債権額は 2,492,199 百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

30.　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は 5,169,531 百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811 百万円であります。

なお、27. から 30. に掲げた債権額は、貸倒引当金控除前の金額であります。

31.　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第 24 号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は 985,472 百万円であります。

32.　担保に供している資産は次のとおりであります。

担保に供している資産

現金預け金	105,888 百万円
特定取引資産	988,846 百万円
有価証券	11,309,257 百万円
貸出金	4,738,320 百万円

担保資産に対応する債務

コールマネー	1,700,000 百万円
売現先勘定	4,106,910 百万円
債券貸借取引受入担保金	4,159,736 百万円
売渡手形	6,203,300 百万円
支払承諾	96,270 百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金 54,330 百万円、特定取引資産 13,937 百万円、有価証券 4,647,739 百万円及び貸出金 781,138 百万円を差し入れております。

33.　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は 937,683 百万円、繰延ヘッジ利益の総額は 1,093,469 百万円であります。

34.　土地の再評価に関する法律（平成 10 年 3 月 31 日公布法律第 34 号）及び土地の再評価に関する法律の一部を改正する法律（平成 13 年 3 月 31 日公布法律第 19 号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日　平成 10 年 3 月 31 日及び平成 14 年 3 月 31 日

同法律第 3 条第 3 項に定める再評価の方法　土地の再評価に関する法律施行令(平成 10 年 3 月 31 日公布政令第 119 号)第 2 条第 3 号に定める固定資産税評価額、同条第 4 号に定める路線価及び同条第 5 号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出

35.　借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金 2,513,625 百万円が含まれております。

36.　社債には、劣後特約付社債 634,859 百万円が含まれております。

37.　1株当たりの当期利益　68,437 円 74 銭

当期より、「1株当たり当期純利益に関する会計基準」（企業会計基準第 2 号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第 4 号）を適用しております。この変更による 1 株当たりの当期利益の額に与える影響はありません。

38.　商法旧第 290 条第 1 項第 6 号に規定されている時価を付したことにより増加した純資産額は 124,744 百万円であります。

39.　有価証券の時価、評価差額等に関する事項は次のとおりであります。これらには、「国債」「地方債」「社債」「株式」「その他の証券」のほか、「預け金」中の譲渡性預け金、「商品有価証券」、「その他の特定取引資産」中のコマーシャル・ペーパー、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権が含まれております。以下 42. まで同様であります。

売買目的有価証券

貸借対照表計上額	1,304,092 百万円
当期の損益に含まれた評価差額	414

満期保有目的の債券で時価のあるもの

	貸借対照表計上額	時価	差額	うち益	うち損
国債	261,027 百万円	263,844 百万円	2,816 百万円	2,816 百万円	－ 百万円
その他	24,747	25,734	986	1,092	105
合計	285,775	289,578	3,803	3,909	105

子会社・子法人等株式及び関連法人等株式で時価のあるもの

	貸借対照表計上額	時価	差額
子会社・子法人等株式	80,640 百万円	60,212 百万円	△20,428 百万円

その他有価証券で時価のあるもの

	取得原価	貸借対照表計上額	評価差額	うち益	うち損
株式	3,068,818 百万円	2,916,463 百万円	△152,354 百万円	105,269 百万円	257,624 百万円
債券	13,185,483	13,294,195	108,712	112,417	3,705
国債	12,013,653	12,088,036	74,383	77,719	3,336
地方債	285,316	294,274	8,957	9,041	84
社債	886,513	911,885	25,371	25,656	284
その他	4,257,285	4,283,071	25,785	39,993	14,207
目的区分変更	－	－	36	36	－
合計	20,511,587	20,493,730	△17,820	257,717	275,537

なお、上記の評価差額が、「株式等評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当期の損失として処理（以下、「減損処理」という。）しております。当期におけるこの減損処理額は 65 百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて 30％以上下落
正常先	時価が取得原価に比べて 50％以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

40.　当期中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
1,141,376 百万円	4,758 百万円	10,149 百万円

41.　時価のない有価証券のうち、主なものの内容と貸借対照表計上額は、次のとおりであります。

内　容	貸借対照表計上額
満期保有目的の債券	
非上場外国証券	404 百万円
子会社・子法人等株式及び関連法人等株式	
子会社・子法人等株式	1,087,745
関連法人等株式	15,402
その他	16,933
その他有価証券	
非上場債券	1,169,222
非上場外国証券	193,160
非上場株式（店頭売買株式を除く。）	246,305
その他	125,308

42.　その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	3,359,393 百万円	7,535,311 百万円	3,672,876 百万円	156,863 百万円
国債	3,224,334	5,978,363	2,991,982	154,383
地方債	6,119	102,653	184,920	580
社債	128,939	1,454,295	495,973	1,900
その他	214,065	2,799,945	739,691	707,823
合計	3,573,459	10,335,257	4,412,567	864,687

43.　金銭の信託の保有目的別の内訳は次のとおりであります。

運用目的の金銭の信託	
貸借対照表計上額	1,629百万円
当期の損益に含まれた評価差額	12
その他の金銭の信託	
取得原価	23,043百万円
貸借対照表計上額	22,999
評価差額	△44
うち益	510
うち損	555

なお、上記の評価差額が「株式等評価差額金」に含まれております。

44.　無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「国債」に 999 百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「国債」に 140 百万円含まれております。

無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は 2,064,696 百万円、当期末に当該処分をせずに所有しているものは 84,767 百万円であります。

45.　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、27,744,811 百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが 25,709,692 百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

46.　当期末における退職給付引当金並びに同引当金と相殺されている退職給付信託における年金資産（未認識数理計算上の差異を除く。）は、それぞれ以下のとおりであります。

	退職一時金	厚生年金基金	合計
退職給付引当金 （退職給付信託の年金資産控除前）	△113,881百万円	△153,317百万円	△267,198百万円
退職給付信託の年金資産 （未認識数理計算上の差異を除く。）	93,376	101,006	194,382
退職給付引当金 （退職給付信託の年金資産控除後）	△20,505	△52,311	△72,816

当期末の退職給付債務等は以下のとおりであります。

退職給付債務	△1,104,255 百万円
年金資産（時価）	706,502
未積立退職給付債務	△397,752
会計基準変更時差異の未処理額	40,335
未認識数理計算上の差異	337,302
未認識過去勤務債務（債務の減額）	△52,701
貸借対照表計上額の純額	△72,816

47.　東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年4月1日東京都条例第145号）（以下、「都条例」という。）が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

　平成12年10月18日、株式会社さくら銀行及び株式会社住友銀行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しました。さらに、平成14年3月29日、東京都は、東京高等裁判所に控訴し、同年4月9日、株式会社三井住友銀行を含む一審原告各行も東京高等裁判所に控訴し、平成15年1月30日、東京高等裁判所は、都条例が違法無効であることを理由として、誤納金36,175百万円の請求を認める判決を言い渡しました。同年2月10日、東京都は、上告及び上告受理申立てをし、同月13日、株式会社三井住友銀行を含む一審原告各行も上告及び上告受理申立てをしております。

　このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理についても、前期と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前々期が株式会社さくら銀行が第11期に計上した金額と株式会社住友銀行が第157期に計上した金額の合計で16,833百万円、前期が株式会社三井住友銀行が第1期に計上した金額が19,862百万円、当期が1,439百万円（株式会社三井住友銀行が第2期に計上した金額との合計で18,269百万円）を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常利益はそれぞれ同額減少しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は32,495百万円減少しております。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は98,703百万円減少し、「再評価に係る繰延税金負債」は3,236百万円減少しており、これらにより純資産額は95,467百万円減少しております。

　また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年6月9日大阪府条例第131号）（以下、「府条例」という。）が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

　平成14年4月4日に、株式会社三井住友銀行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。なお、大阪府に係る事業税については、平成14年5月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」（平成14年5月30日大阪府条例第77号）（以下、「平成14年改正府条例」という。）が、平成15年4月1日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」（平成15年3月25日大阪府条例第14号）（以下、「平成15年改正府条例」という。）が、それぞれ施行されたことにより、府条例による課税標準等の特例は平成15年4月1日以後開始する事業年度より適用されることとなりました。これにより、当期に係る大阪府に対する事業税については、平成15年改正府条例附則2の適用を受け、当行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例、平成14年改正府条例及び平成15年改正府条例を合憲・適法なものと認めたということではありません。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は48,699百万円減少し、「再評価に係る繰延税金負債」は1,575百万円減少しており、これらにより純資産額は47,124百万円減少しております。

48.　「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後開始する事業年度より銀行業に対する法人事業税に係る課税標準が、従来の「所得及び清算所得」と規定されていたもの（平成15年改正前地方税法第72条の12）から、「付加価値額」、「資本等の金額」及び「所得及び清算所得」に変更されることにより、「付加価値額」及び「資本等の金額」が課税標準となる事業税は、利益に関連する金額を課税標準とする税金には該当しないことになります。また、これを受けて都条例及び府条例に基づく東京都、大阪府に係る法人事業税は、平成16年4月1日に開始する事業年度以降は、法律上の根拠を失い適用されないこととなります。

　この変更に伴い、当行の繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率は、当期の38.62％から40.46％となり、「繰延税金資産」は67,657百万円増加し、当期に計上された「法人税等調整額」は同額減少しております。また、「再評価に係る繰延税金負債」は2,634百万円増加し、「土地再評価差額金」は同額減少しております。

49.　当期より、「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第1号）を適用しております。この変更による当期の資産及び資本に与える影響はありません。

50.　銀行法施行規則別紙様式が「銀行法施行規則の一部を改正する内閣府令」（平成15年4月22日付内閣府令第47号）により改正されたことに伴い、以下のとおり表示方法を変更しております。

(1)　前期における「評価差額金」は、当期より「株式等評価差額金」として表示しております。

(2)　前期において資本の部は、「資本金」、「法定準備金」及び「剰余金」として区分掲記しておりましたが、当期より「資本金」、「資本剰余金」及び「利益剰余金」として表示しております。

第７期 （平成14年４月１日から 平成15年３月31日まで） 損益計算書

（金額単位　百万円）

科目	金額	
経常収益		**146,251**
資金運用収益	**82,914**	
貸出金利息	34,190	
有価証券利息配当金	40,074	
コールローン利息	67	
買現先利息	28	
債券貸借取引受入利息	28	
買入手形利息	0	
預け金利息	458	
金利スワップ受入利息	4,791	
その他の受入利息	3,275	
信託報酬	**5**	
役務取引等収益	**31,783**	
受入為替手数料	10,525	
その他の役務収益	21,257	
特定取引収益	**11,704**	
商品有価証券収益	179	
特定金融派生商品収益	11,440	
その他の特定取引収益	85	
その他業務収益	**14,702**	
外国為替売買益	12,369	
国債等債券売却益	1,612	
金融派生商品収益	394	
その他の業務収益	326	
その他経常収益	**5,140**	
株式等売却益	3,145	
金銭の信託運用益	75	
その他の経常収益	1,918	
経常費用		**77,487**
資金調達費用	**16,122**	
預金利息	6,102	
譲渡性預金利息	174	
コールマネー利息	64	
売現先利息	454	
債券貸借取引支払利息	1,828	
売渡手形利息	27	
コマーシャル・ペーパー利息	0	
借用金利息	4,067	
社債利息	1,266	
社債発行差金償却	1	
その他の支払利息	2,134	
役務取引等費用	**8,338**	
支払為替手数料	1,067	
その他の役務費用	7,270	
特定取引費用	**103**	
特定取引有価証券費用	103	
その他業務費用	**5,120**	
国債等債券売却損	5,040	
国債等債券償還損	1	
国債等債券償却	15	
その他の業務費用	63	
営業経費	**36,549**	
その他経常費用	**11,253**	
貸出金償却	320	
株式等売却損	5,802	
株式等償却	1,076	
その他の経常費用	4,054	
経常利益		**68,763**
特別利益		**40,016**
動産不動産処分益	773	
償却債権取立益	1,038	
その他の特別利益	38,203	
特別損失		**2,669**
動産不動産処分損	1,819	
その他の特別損失	850	
税引前当期利益		**106,109**
法人税、住民税及び事業税		**905**
法人税等調整額		**△77,836**
当期利益		**183,040**
前期繰越利益		**0**
合併による未処分利益受入額		**398**
土地再評価差額金取崩額		**9,547**
当期未処分利益		**192,987**

注 1.　記載金額は百万円未満を切り捨てて表示しております。

2.　支配株主との取引による収益総額　82 百万円
　　支配株主との取引による費用総額　342 百万円

3.　子会社との取引による収益総額　11,157 百万円
　　子会社との取引による費用総額　9,531 百万円

4.　特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
　特定取引収益及び特定取引費用の損益計上は、当期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。

5.　「その他の経常収益」には、退職給付信託に係る信託設定益 660 百万円を含んでおります。

6.　「その他の経常費用」には、東京都に係る事業税 1,439 百万円を含んでおります。

7.　「その他の特別利益」は、貸倒引当金戻入益 38,145 百万円及び債権売却損失引当金戻入益 58 百万円であります。

8.　「その他の特別損失」には、退職給付会計導入に伴う会計基準変更時差異の費用処理額 831 百万円を含んでおります。

第７期利益処分計算書案

（金額単位　円）

科　　　　目	金　　　　額
当期未処分利益の処分	
当期未処分利益	192,987,992,146
任意積立金取崩額	7,660,191
海外投資等損失準備金取崩額	7,660,191
計	192,995,652,337
利益処分額	0
次期繰越利益	192,995,652,337
その他資本剰余金の処分	
その他資本剰余金	357,614,600,000
その他資本剰余金処分額	0
その他資本剰余金次期繰越額	357,614,600,000

（三井住友銀行）

比較貸借対照表（主要内訳）

（金額単位　百万円）

科目	平成14年度末 (A)	平成13年度末 旧三井住友銀行 (B)	平成13年度末 旧わかしお銀行 (C)	比較 (A−(B+C))
（資産の部）				
現金預け金	3,288,593	5,458,430	62,301	△2,232,138
コールローン	99,774	620,406	493	△521,125
買現先勘定	78,679	432,730	-	△354,051
債券貸借取引支払保証金	1,981,243	-	-	1,981,243
買入金銭債権	92,436	146,650	-	△54,214
特定取引資産	3,950,372	2,705,648	-	1,244,724
金銭の信託	24,628	33,858	-	△9,230
有価証券	23,656,385	20,442,996	53,291	3,160,098
貸出金	57,282,365	59,928,368	373,951	△3,019,954
外国為替	724,771	779,142	206	△54,577
その他資産	1,848,486	5,344,106	1,412	△3,497,032
動産不動産	707,303	890,981	10,162	△193,840
繰延税金資産	1,814,625	1,741,114	-	73,511
支払承諾見返	4,416,292	5,529,996	1,339	△1,115,043
貸倒引当金	△2,074,797	△1,971,849	△4,943	△98,005
資産の部合計	97,891,161	102,082,581	498,215	△4,689,635
（負債の部）				
預金	58,610,731	61,051,813	460,193	△2,901,275
譲渡性預金	4,913,526	6,577,539	8,500	△1,672,513
コールマネー	2,686,456	3,883,991	-	△1,197,535
売現先勘定	4,124,094	1,100,446	-	3,023,648
債券貸借取引受入担保金	4,777,187	-	-	4,777,187
売渡手形	6,203,300	6,868,800	-	△665,500
コマーシャル・ペーパー	50,500	1,001,000	-	△950,500
特定取引負債	2,425,632	1,797,086	-	628,546
借用金	2,795,160	3,406,286	-	△611,126
外国為替	392,727	300,162	-	92,565
社債	2,624,099	2,133,754	-	490,345
転換社債	-	1,106	-	△1,106
信託勘定借	5,953	-	-	5,953
その他負債	1,428,432	4,962,176	3,412	△3,537,156
賞与引当金	9,898	11,342	162	△1,606
退職給付引当金	72,816	116,854	3,961	△47,999
債権売却損失引当金	17,169	80,576	574	△63,981
特別法上の引当金	18	18	-	-
再評価に係る繰延税金負債	57,937	63,137	-	△5,200
支払承諾	4,416,292	5,529,996	1,339	△1,115,043
負債の部合計	95,611,937	98,886,088	478,144	△3,752,295

（金額単位　百万円）

科目	平成14年度末 (A)	平成13年度末 旧三井住友銀行 (B)	平成13年度末 旧わかしお銀行 (C)	比較 (A－(B＋C))
（資本の部）				
資本金	-	1,326,746	20,831	△1,347,577
法定準備金	-	1,326,758	0	△1,326,758
再評価差額金	-	100,346	-	△100,346
剰余金	-	740,874	0	△740,874
任意積立金	-	221,560	-	△221,560
当期未処分利益	-	161,699	0	△161,699
当期利益	-	△322,852	0	322,852
その他の剰余金	-	357,614	-	△357,614
評価差額金	-	△297,950	△759	298,709
自己株式	-	△283	-	283
資本の部合計	-	3,196,492	20,071	△3,216,563
資本金	559,985	-	-	559,985
資本剰余金	1,237,307	-	-	1,237,307
資本準備金	879,693	-	-	879,693
その他資本剰余金	357,614	-	-	357,614
利益剰余金	414,536	-	-	414,536
任意積立金	221,548	-	-	221,548
当期未処分利益	192,987	-	-	192,987
当期利益	183,040	-	-	183,040
土地再評価差額金	85,259	-	-	85,259
株式等評価差額金	△17,864	-	-	△17,864
資本の部合計	2,279,223	-	-	2,279,223
負債及び資本の部合計	97,891,161	102,082,581	498,215	△4,689,635

（注）記載金額は百万円未満を切り捨てて表示しております。

比較損益計算書(主要内訳)

(金額単位　百万円)

科目	平成14年度	平成13年度		比較
		旧三井住友銀行	旧わかしお銀行	
経常収益	146,251	2,791,405	14,144	
資金運用収益	82,914	2,192,961	11,541	
(うち貸出金利息)	(34,190)	(1,256,848)	(10,767)	
(うち有価証券利息配当金)	(40,074)	(504,732)	(726)	
信託報酬	5	-	-	
役務取引等収益	31,783	239,645	830	
特定取引収益	11,704	121,414	-	
その他業務収益	14,702	150,886	1,465	
その他経常収益	5,140	86,498	306	
経常費用	77,487	3,313,512	13,667	
資金調達費用	16,122	716,677	1,014	
(うち預金利息)	(6,102)	(323,249)	(937)	
役務取引等費用	8,338	74,373	589	
特定取引費用	103	125	-	
その他業務費用	5,120	60,445	868	
営業経費	36,549	696,775	8,352	
その他経常費用	11,253	1,765,115	2,841	
経常利益	68,763	△522,106	477	
特別利益	40,016	26,783	459	
特別損失	2,669	41,314	913	
税引前当期利益	106,109	△536,637	22	
法人税、住民税及び事業税	905	32,737	22	
法人税等調整額	△77,836	△246,522	-	
当期利益	183,040	△322,852	0	
前期繰越利益	0	68,994	0	
合併による未処分利益受入額	398	114,169	-	
再評価差額金取崩額	-	59,967	-	
土地再評価差額金取崩額	9,547	-	-	
利益準備金取崩額	-	241,421	-	
当期未処分利益	192,987	161,699	0	

(注) 1. 記載金額は百万円未満を切り捨てて表示しております。
2. 平成14年度には、旧三井住友銀行の合併前(平成14年4月1日～平成15年3月16日)の計数が含まれないため、平成13年度との比較は表示しておりません。

（三井住友銀行）

比較利益処分計算書案

（金額単位　百万円）

科　　　目	平成14年度 (A)	平成13年度 旧三井住友銀行 (B)	旧わかしお銀行 (C)	比　較 (A-(B+C))
当期未処分利益の処分				
当期未処分利益	192,987	161,699	0	31,288
任意積立金取崩額	7	12	-	△5
海外投資等損失準備金取崩額	7	12	-	△5
計	192,995	161,711	0	31,284
利益処分額	-	37,349	-	△37,349
第1回第一種優先株式配当金	-	703	-	△703
第2回第一種優先株式配当金	-	2,850	-	△2,850
第五種優先株式配当金	-	10,960	-	△10,960
普通株式配当金	-	22,835	-	△22,835
任意積立金	-	0	-	△0
海外投資等損失準備金	-	0	-	△0
次期繰越利益	192,995	124,362	0	68,633
その他資本剰余金の処分				
その他資本剰余金	357,614	-	-	357,614
その他資本剰余金処分額	-	-	-	-
その他資本剰余金次期繰越額	357,614	-	-	357,614

（注）記載金額は百万円未満を切り捨てて表示しております。

（ご参考）

第７期末信託財産残高表
（平成15年３月31日現在）

（金額単位　百万円）

資産	金額	負債	金額
貸出金	35,080	指定金銭信託	35,080
証書貸付	35,080	金銭債権の信託	112,952
金銭債権	125,942	包括信託	18,944
その他の金銭債権	125,942		
銀行勘定貸	5,953		
合計	166,976	合計	166,976

（注）1. 記載金額は百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。
3. 元本補てん契約のある信託については取り扱っておりません。